As filed with the Securities and Exchange Commission on December 19, 2007

Registration No. 333-144257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 6

TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

NetSuite Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7372	94-3310471
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2955 Campus Drive

Suite 100

San Mateo, CA 94403-2511

Tel:    (650) 627-1000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Zachary Nelson

President and Chief Executive Officer

NetSuite Inc.

2955 Campus Drive

Suite 100

San Mateo, CA 94403-2511

Tel:    (650) 627-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey D. Saper Richard A. Kline Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304	Douglas P. Solomon NetSuite Inc. 2955 Campus Drive Suite 100 San Mateo, California 94403	William H. Hinman, Jr. Simpson Thacher & Bartlett LLP 2550 Hanover Street Palo Alto, California 94304

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, $0.01 par value	7,130,000	$22.00	`$156,860,000	$4,816

(1)	Includes 930,000 shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.
(2)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a) under the Securities Act.
(3)	$4,159 of the registration fee has been paid in connection with previous filings of the Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 19, 2007

6,200,000 Shares

Common Stock

We are selling 6,200,000 shares of common stock. Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $19.00 and $22.00 per share. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “N.”

The underwriters have an option to purchase up to 565,000 additional shares of common stock from us and up to 365,000 additional shares of common stock from the selling stockholders, which include our chief executive officer, the chairman of our board of directors and chief technology officer, and certain other members of our management to cover over-allotments. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Investing in our common stock involves risks. See “ Risk Factors” on page 8.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to NetSuite
Per share	$	$	$
Total	$	$	$

The price to the public and allocation of shares will be determined by an auction process. The minimum size for a bid in the auction will be 100 shares of our common stock. The method for submitting bids and a more detailed description of this auction process are included in “Auction Process” on page 26.

Delivery of the shares of common stock will be made on or about                      , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

WR Hambrecht + Co

The date of this prospectus is                      , 2007.

NetSuite: One Integrated System for Running a Business

ERP
Accounting/
Financials
Shipping
Inventory
Purchasing
Payroll
Sales Force
Automation
Web Store
SINGLE
DATA
REPOSITORY
Marketing
Campaigns
E-commerce
Web Site
Order
Management
CRM
Customer
Portal
Partner
Relationships
Vendor
Portal
Customer
Support

NetSuite: One Integrated System for Running a Business

ERP

E-Commerce

CRM

Accounting/ Financials

Shipping

Purchasing

Web Store

Website

Customer Portal

Vendor Portal

Customer Support

Partner Relationships

Order Management

Marketing Campaigns

Sales Force Automation

Payroll

Inventory

Our comprehensive business suite provides the functionality required to manage the core operations of a small or mid-sized business, from the front-office to the back-office, all in one integrated, Web-based system. The suite includes ERP, CRM and e-commerce capabilities and contains a broad array of features that enable users to do their individual jobs more effectively.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until                      , 2008 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our consolidated financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.” Unless otherwise indicated, the terms “NetSuite,” the “Company,” “we,” “us” and “our” refer to NetSuite Inc. and its subsidiaries.

Our Company

NetSuite is a leading vendor of on-demand, integrated business management application suites for small and medium-sized businesses. We provide a comprehensive suite of enterprise resource planning, or ERP, customer relationship management, or CRM, and e-commerce capabilities that enables customers to manage their critical back-office, front-office and web operations in a single application. Our suite serves as a single system for running business operations and is targeted at small and medium-sized businesses, or SMBs, as well as divisions of large companies. Our suite is designed to be affordable and easy to use, while delivering functionality and levels of reliability, scalability and security that have typically only been available to large enterprises with substantial information technology resources. We deliver our suite over the Internet as a subscription service using the software-as-a-service or on-demand model. Our revenue has grown from $17.7 million in 2004 to $67.2 million in 2006. For the nine months ended September 30, 2007, we had revenue of $76.8 million. As of September 30, 2007, we had over 5,400 active customers.

Industry Background

Over the past decade, many large enterprises have transitioned from custom integrations of multiple point software applications to comprehensive, integrated business management suites, such as those offered by Oracle Corporation, or Oracle, and SAP AG, or SAP, as their core business management platforms. SMBs have application software requirements that are similar, in many respects, to large enterprises because their core business processes are substantially the same. According to a 2006 forecast for the CRM market and 2007 forecasts for the ERP and supply chain management, or SCM, markets from Gartner, Inc., companies in North America spent approximately $13.7 billion on ERP, CRM and SCM software applications in 2006, of which SMBs accounted for $4.4 billion, or 32.0%. Gartner projects that SMB spending on these applications will grow 8.7% annually from 2006 to 2010, compared to 5.7% for large businesses.

SMBs, which we define as businesses with up to 1,000 employees, are generally less capable than large enterprises of performing the costly, complex and time-consuming integration of multiple point products from one or more vendors. As a result, SMBs can frequently derive greater benefits from a comprehensive business suite. Suites designed for, and broadly adopted by, large enterprises to provide a comprehensive, integrated platform for managing their core business processes, however, generally are not well suited to SMBs due to the cost and complexity of such applications.

Recently, SMBs have begun to benefit from the development of the on-demand software-as-a-service, or SaaS, model. SaaS uses the Internet to deliver software applications from a centrally hosted computing facility to end users through a web browser. SaaS eliminates the costs associated with installing and maintaining applications within the customer’s information technology infrastructure. As a result, on-demand applications require substantially less initial and ongoing investment in software, hardware and implementation services and lower ongoing support and maintenance, making them more affordable for SMBs.

To date, the SaaS model has been applied to a variety of types of business software applications, including CRM, security, accounting, human resources management, messaging and others, and it has been broadly adopted by a wide variety of businesses. IDC estimates worldwide on-demand enterprise software vendor revenues were approximately $3.7 billion in 2006 and that they will grow 32% annually through 2011 to $14.8 billion. While SaaS applications have enabled SMBs to benefit from enterprise-class capabilities, most are still point products that require extensive, costly and time-consuming integration to work with other applications. Until NetSuite, SMBs generally have been unable to purchase a comprehensive business management application suite at an affordable cost that enables them to run their businesses using a single system of record, provides real-time views of their operations and can be readily customized and rapidly implemented.

Our Solution

Our comprehensive business management application suite is designed to serve as a single system for running a business. All elements of our application suite share the same customer and transaction data, enabling seamless, cross-departmental business process automation and real-time monitoring of core business metrics. In addition, our integrated ERP, CRM and e-commerce capabilities provide users with real-time visibility and appropriate application functionality through dashboards tailored to their particular job function and access rights. Because our offering is delivered over the Internet, it is available wherever a user has Internet access.

The key advantages of our application suite to our customers are:

•

One Integrated System for Running a Business. Our integrated business application suite provides the capabilities required to automate the core operations of SMBs and divisions of large companies, enabling companies to create cross-functional business processes; extend access to appropriate customers, partners, suppliers or other relevant constituencies; and efficiently share and disseminate information in real time.

•

Role-Based Application Functionality and Real-Time Business Intelligence. Users access our suite through a role-based user interface, or dashboard, that delivers specific application functionality and information appropriate for each user’s job responsibilities in a format familiar to them.

•

On-Demand Delivery Model. We deliver our suite over the Internet, eliminating the need for customers to buy and maintain on-premise hardware and software. Our suite is designed to achieve levels of reliability, scalability and security for our customers that have typically only been available to large enterprises with substantial information technology resources.

•

Low Total Cost of Ownership. Our comprehensive on-demand suite eliminates the costs associated with attempting to integrate disparate applications, significantly reduces software purchase and implementation costs and eliminates ongoing maintenance and upgrade charges.

•

Rapid Implementation. Our comprehensive suite significantly reduces the time and risk associated with implementation as compared to attempting to integrate multiple point products. In addition, we have tailored our offering to the specific needs of selected industries to enable those customers to more rapidly meet their distinct business requirements.

•

Ease of Customization and Configuration. We provide tools that enable configuration by users without software programming expertise as well as customization by more sophisticated users. As new versions of our suite become available, each customer’s existing customizations and configurations are maintained with little or no additional effort or expense.

Our Strategy

Our goal is to enhance our position as a leading vendor of on-demand, integrated business management application suites for SMBs. The key elements of our strategy include:

•	expanding our leadership in on-demand, integrated business suites;

•	tailoring our offering to customers’ specific industries;

•	growing our customer base and expanding use of our service within existing customers;

•	fostering the continued development of the NetSuite partner network; and

•	addressing the multinational business requirements of SMBs.

Auction Process

We are conducting this offering using an auction process. We believe allowing open participation in this offering through a technology-enabled auction process aligns with our corporate culture and business mission. In the same way that our software application suite allows companies of all sizes to benefit from capabilities previously only available to large organizations, we are conducting this offering through an auction process to open participation in our initial public offering to all investors, both individual and institutional. The auction process differs from methods that have been traditionally used in most other underwritten initial public offerings in the United States. In particular, we and our underwriters will conduct an auction open to prospective purchasers to determine the initial public offering price and the allocation of shares in the offering. To participate in the auction, investors will submit bids to purchase shares of our common stock through one of our underwriters. An investor may submit bids that specify the number of shares the investor is interested in purchasing and the price the investor is willing to pay. We intend to use the auction to determine a clearing price for the offering, which is the highest price at which all of the shares offered (including shares subject to the underwriters’ over-allotment option) may be sold to potential investors. We may set the initial public offering price at the clearing price, though we and our underwriters have discretion to set the initial public offering price below the clearing price. All valid bids to purchase shares at or above the initial public offering price will receive an allocation of shares at the initial public offering price. If the number of shares represented by successful bids exceeds the number of shares we and the selling stockholders are offering, then we will allocate the shares among successful bids on a pro rata basis. Please see the section titled “Auction Process” for a description of how this process will work.

Controlled Company Status

Lawrence J. Ellison has transferred 31,964,898 shares of our common stock (representing all of the shares formerly held directly by Tako Ventures, an investment entity controlled by Mr. Ellison) to NetSuite Restricted Holdings LLC, or the LLC, a limited liability company formed for the limited purpose of holding the NetSuite shares and funding charitable gifts as and when directed by Mr. Ellison. As of November 30, 2007, those shares represented approximately 61% of our outstanding stock. Mr. Ellison is the Chief Executive Officer, a director and a principal stockholder of Oracle. We have been told that Mr. Ellison made the transfer in view of his position and duties at Oracle, to effectively eliminate his voting control over the election of our directors and certain other matters, to limit the circumstances under which his voting control could be exercised or restored, and to avoid and mitigate potential future conflicts of interest that might otherwise arise. As part of these arrangements, the LLC Operating Agreement contains provisions designed to neutralize, in certain situations, the voting power of the NetSuite shares held by the LLC, which provisions will not lapse or be subject to change while Mr. Ellison is either an officer or director of Oracle, except with the approval of an independent committee of Oracle’s board of directors. For a more detailed description of the voting restrictions that apply as part of this arrangement, see the section titled, “Certain Relationships and Related Party Transactions—Share Transfer by Lawrence J. Ellison.” We have filed the LLC Operating Agreement as an exhibit to the registration statement of which this prospectus forms a part. Because a majority of our outstanding common stock will be held by a single stockholder upon the closing of this offering, we qualify for the “controlled company” exception to the New York Stock Exchange board independence listing standards. We do not expect to utilize this exception, though it is possible that we may choose to do so in the future.

Risks Affecting Us

Our business is subject to numerous risks, which are highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. Some of these risks are:

•

we have a history of losses, and we may not achieve profitability in the near future. We experienced a net loss of $35.7 million for 2006 and $20.6 million for the nine months ended September 30, 2007. As of September 30, 2007, our accumulated deficit was $241.6 million;

•	because we provide a suite of on-demand applications that many of our SMB customers use to manage their critical business processes, the market for our service may develop more slowly than we expect;

•	our customers are small and medium-sized businesses, which can be challenging to cost-effectively reach, acquire and retain;

•	our quarterly operating results may fluctuate, and we have a limited operating history;

•	we identified a material weakness in our internal controls relating to the need for additional finance and accounting personnel with skill sets necessary to operate as a public company;

•	we use a single data center to deliver our services. Any disruption of service at this facility could harm our business; and

•	we may become liable to our customers and lose customers if we have defects or disruptions in our service or if we provide poor service.

Company Information

We were incorporated in the State of California in 1998 and we were reincorporated in the State of Delaware in 2007. Our principal executive offices are located at 2955 Campus Drive, Suite 100, San Mateo, California 94403-2511, and our telephone number is (650) 627-1000. Our website address is www.netsuite.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website as part of this prospectus or in deciding whether to purchase shares of our common stock.

“NetSuite®,” “NetSuite CRM+,” “NetSuite Customer Center,” “NetSuite Small Business,” NetSuite University,” the stylistic “ ” in the NetSuite logo, “One System, No Limits,” “SuiteBuilder,” “SuiteBundler,” “SuiteFlex,” “SuiteScript” and “SuiteTalk” are registered or common law trademarks or service marks of NetSuite appearing in this prospectus. This prospectus also contains additional trade names, trademarks and service marks of ours and of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

The Offering

Common stock offered by us	6,200,000 shares

Over-allotment option

We and the selling stockholders, which include our chief executive officer, the chairman of our board of directors and chief technology officer, and certain other members of our management, have granted the underwriters an option for a period of 30 days to purchase up to 930,000 additional shares of common stock. If the over-allotment option is exercised in full, the selling stockholders would sell 365,000 shares and we would sell 565,000 shares.

Common stock to be outstanding after this offering	59,510,706 shares

Use of proceeds from this offering

We plan to use the net proceeds of the offering to retire the outstanding balance ($8.0 million as of September 30, 2007) on the secured line of credit with Tako Ventures, LLC, which is an investment entity controlled by Lawrence J. Ellison, for capital expenditures of approximately $10 million to $15 million and for working capital and other general purposes. We may also use a portion of the proceeds from the offering to acquire other businesses, products or technologies. We do not, however, have agreements or commitments for any specific acquisitions at this time. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders. See the section titled “Use of Proceeds.”

Dividend policy	Currently, we do not anticipate paying cash dividends.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding whether to invest in shares of our common stock.

Listing	Our common stock has been approved for listing on the New York Stock Exchange.

Proposed symbol	“N”

The number of shares of common stock that will be outstanding after this offering is based on 53,310,706 shares, the number of shares outstanding at September 30, 2007, and excludes:

•	6,908,841 shares of common stock issuable upon the exercise of options outstanding at September 30, 2007 at a weighted average exercise price of $4.05 per share;

•	9,522 shares of common stock issuable upon the exercise of warrants outstanding at September 30, 2007, at a weighted average exercise price of $7.88 per share; and

•

3,568,492 shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of 1,193,492 shares of common stock reserved for issuance under our 1999 Stock Plan and 2,375,000 shares of common stock reserved for issuance under our 2007 Equity Incentive Plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws prior to completion of this offering;

•	the conversion of all outstanding shares of our convertible preferred stock into 44,676,597 shares of common stock effective upon the completion of this offering; and

•	no exercise by the underwriters of their right to purchase up to 930,000 shares of common stock to cover over-allotments.

Summary Condensed Consolidated Financial Data

The following tables summarize our consolidated financial data. We have derived the statements of operations data for the years ended December 31, 2004, 2005 and 2006 from our audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the statements of operations data for the nine months ended September 30, 2006 and 2007 and balance sheet data as of September 30, 2007 from our unaudited consolidated financial statements appearing elsewhere in this prospectus. Our historical results are not indicative of the results that should be expected in the future. You should read this summary condensed consolidated financial data in conjunction with the sections titled “Selected Condensed Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(In thousands, except per share data)
Condensed Consolidated Statements of Operations Data:
Revenue	$17,684	$36,356	$67,202	$47,013	$76,807
Cost of revenue(1)	8,191	15,607	22,993	16,458	24,183

Gross profit	9,493	20,749	44,209	30,555	52,624
Operating expenses:
Product development(1)	8,016	24,780	20,690	15,270	18,713
Sales and marketing(1)	26,963	39,179	43,892	31,685	41,906
General and administrative(1)	3,068	13,685	14,619	10,482	12,297

Total operating expenses	38,047	77,644	79,201	57,437	72,916

Operating loss	(28,554)	(56,895)	(34,992)	(26,882)	(20,292)

Other income (expense), net, including the effect of minority interest and income taxes	(1)	(769)	(730)	(723)	(332)

Net loss	$(28,555)	$(57,664)	$(35,722)	$(27,605)	$(20,624)

Net loss per common share, basic and diluted	$(41.26)	$(27.99)	$(6.42)	$(5.08)	$(2.60)

Weighted average number of shares used in computing basic and diluted net loss per common share	692	2,060	5,567	5,434	7,922

Pro forma net loss per common share, basic and diluted(2)			$(0.71)		$(0.39)

Weighted average number of shares used in computing pro forma basic and diluted net loss per common share(2)			50,244		52,599

(1) Includes stock-based compensation expense as follows:
	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(In thousands)
Cost of revenue	$—	$—	$19	$9	$1,520
Product development	—	14,146	8,885	6,466	8,898
Sales and marketing	—	—	75	48	2,315
General and administrative	—	8,323	6,329	4,535	3,051

Total stock-based compensation expense	$—	$22,469	$15,308	$11,058	$15,784

(2)	The pro forma weighted average common shares outstanding reflects the conversion of our convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

	As of September 30, 2007
	Actual	Pro Forma	Pro Forma As Adjusted
	(In thousands)
Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	$11,485	$11,485	$119,393
Working capital, excluding deferred revenue	15,838	15,838	123,746
Total assets	55,896	55,896	163,804
Current and long-term debt from related party	8,014	8,014	—
Convertible preferred stock	125,654	—	—
Total stockholders’ equity/(deficit)	(176,152)	(50,498)	65,424

The pro forma column in the balance sheet data table above reflects the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 44,676,597 shares of common stock immediately prior to the completion of this offering.

The pro forma as adjusted column in the balance sheet data table above reflects (i) the conversion of all outstanding shares of convertible preferred stock into common stock immediately prior to the completion of the offering, (ii) our sale of 6,200,000 shares of common stock in this offering, at an assumed initial public offering price of $20.50 per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us, (iii) the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering and (iv) the repayment of the outstanding balance on the secured line of credit with Tako Ventures, which was $8.0 million as of September 30, 2007.

The pro forma as adjusted information set forth in the table above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

A $1.00 increase or decrease in the assumed initial public offering price of $20.50 per share would increase or decrease each of pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ deficit by approximately $5.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions that we expect to pay.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition or operating results could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes, before deciding whether to purchase any shares of our common stock.

Risks Related to Our Business

We have a history of losses and we may not achieve profitability in the future.

We have not been profitable on a quarterly or annual basis since our formation. We experienced a net loss of $35.7 million for 2006 and $20.6 million for the nine months ended September 30, 2007. As of September 30, 2007, our accumulated deficit was $241.6 million. We expect to make significant future expenditures related to the development and expansion of our business. In addition, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. As a result of these increased expenditures, we will have to generate and sustain increased revenue to achieve and maintain future profitability. While our revenue has grown in recent periods, this growth may not be sustainable and we may not achieve sufficient revenue to achieve or maintain profitability. We may incur significant losses in the future for a number of reasons, including due to the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown factors. Accordingly, we may not be able to achieve or maintain profitability and we may continue to incur significant losses for the foreseeable future.

The market for on-demand applications may develop more slowly than we expect.

Our success will depend, to a large extent, on the willingness of SMBs to accept on-demand services for applications that they view as critical to the success of their business. Many companies have invested substantial effort and financial resources to integrate traditional enterprise software into their businesses and may be reluctant or unwilling to switch to a different application or to migrate these applications to on-demand services. Other factors that may affect market acceptance of our application include:

•	the security capabilities, reliability and availability of on-demand services;

•	customer concerns with entrusting a third party to store and manage their data, especially confidential or sensitive data;

•	our ability to minimize the time and resources required to implement our suite;

•	our ability to maintain high levels of customer satisfaction;

•	our ability to implement upgrades and other changes to our software without disrupting our service;

•	the level of customization or configuration we offer;

•	our ability to provide rapid response time during periods of intense activity on customer websites; and

•	the price, performance and availability of competing products and services.

The market for these services may not develop further, or it may develop more slowly than we expect, either of which would harm our business.

Our customers are small and medium-sized businesses and divisions of large companies, which may increase our costs to reach, acquire and retain customers.

We market and sell our application suite to SMBs and divisions of large companies. To grow our revenue quickly, we must add new customers, sell additional services to existing customers and encourage existing customers to renew their subscriptions. However, selling to and retaining SMBs can be more difficult than selling to and retaining large enterprises because SMB customers:

•	are more price sensitive;

•	are more difficult to reach with broad marketing campaigns;

•	have high churn rates in part because of the nature of their businesses;

•	often lack the staffing to benefit fully from our application suite’s rich feature set; and

•	often require higher sales, marketing and support expenditures by vendors that sell to them per revenue dollar generated for those vendors.

If we are unable to cost-effectively market and sell our service to our target customers, our ability to grow our revenue quickly and become profitable will be harmed.

Our quarterly operating results may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of research analysts or investors, which could cause our stock price to decline.

Our quarterly operating results may fluctuate as a result of a variety of factors, many of which are outside of our control. Fluctuations in our quarterly operating results or guidance may be due to a number of factors, including the risks and uncertainties discussed elsewhere in this prospectus. Fluctuations in our quarterly operating results could cause our stock price to decline rapidly, may lead analysts to change their long-term model for valuing our common stock, could cause us to face short-term liquidity issues, may impact our ability to retain or attract key personnel or cause other unanticipated issues. If our quarterly operating results or guidance fall below the expectations of research analysts or investors, the price of our common stock could decline substantially.

We believe that our quarterly revenue and operating results may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one quarter as an indication of future performance.

Our limited operating history makes it difficult to evaluate our current business and future prospects, and may increase the risk of your investment.

Our company has been in existence since 1998, and much of our growth has occurred since 2004, with our revenue increasing from $17.7 million in 2004 to $67.2 million in 2006. Our limited operating history may make it difficult to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries. If we do not address these risks successfully, our business will be harmed.

We use a single data center to deliver our services. Any disruption of service at this facility could interrupt or delay our ability to deliver our service to our customers.

We host our services and serve all of our customers from a single third-party data center facility with Level 3 Communications located in California. We do not control the operation of this facility. This facility is vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, terrorist attacks, power losses, telecommunications failures and similar events. Our data facility is located in an area known for seismic activity, increasing our susceptibility to the risk that an earthquake could significantly harm the operations of this facility. It also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in our services. We currently operate and maintain an offsite facility for customers who specifically pay for accelerated disaster recovery services. For customers who do not pay for such services, although we maintain tape backups of their data, we do not operate or maintain a separate disaster recovery facility, which may increase delays in the restoration of our service for those customers.

Our data center facility provider has no obligation to renew its agreement with us on commercially reasonable terms, or at all. If we are unable to renew our agreement with the facility provider on commercially reasonable terms, we may experience costs or downtime in connection with the transfer to a new data center facility. In order to provide for future expansion, we have entered into an agreement with SAVVIS Communications Corporation, or SAVVIS, a second data center facility provider. We may transfer our single data center facility to SAVVIS. There can be no assurance that the transfer of our data services to any such alternative provider will not result in errors, defects, disruptions or other performance problems with our services.

We currently intend to add an additional data center facility in 2008, which will be used for both disaster recovery purposes and to add capacity. This additional facility may be costly and may not be operational in a timely manner.

Any errors, defects, disruptions or other performance problems with our services could harm our reputation and may damage our customers’ businesses. Interruptions in our services might reduce our revenue, cause us to issue credits to customers, subject us to potential liability, cause customers to terminate their subscriptions and harm our renewal rates.

We may become liable to our customers and lose customers if we have defects or disruptions in our service or if we provide poor service.

Because we deliver our application suite as a service, errors or defects in the software applications underlying our service, or a failure of our hosting infrastructure, may make our service unavailable to our customers. Since our customers use our suite to manage critical aspects of their business, any errors, defects, disruptions in service or other performance problems with our suite, whether in connection with the day-to-day operation of our suite, upgrades or otherwise, could damage our customers’ businesses. If we have any errors, defects, disruptions in service or other performance problems with our suite, customers could elect not to renew, or delay or withhold payment to us, we could lose future sales or customers may make warranty claims against us, which could result in an increase in our provision for doubtful accounts, an increase in collection cycles for accounts receivable or costly litigation.

Our business depends substantially on customers renewing, upgrading and expanding their subscriptions for our services. Any decline in our customer renewals, upgrades and expansions would harm our future operating results.

We sell our application suite pursuant to service agreements that are generally one year in length. Our customers have no obligation to renew their subscriptions after their subscription period expires, and these subscriptions may not be renewed at the same or higher levels. Moreover, under specific circumstances, our customers have the right to cancel their service agreements before they expire. In addition, in the first year of a subscription, customers often purchase a higher level of professional services than they do in renewal years. As a result, our ability to grow is dependent in part on customers purchasing additional subscriptions and modules after the first year of their subscriptions. We have limited historical data with respect to rates of customer subscription renewals, upgrades and expansions so we may not accurately predict future trends in customer renewals. Our customers’ renewal rates may decline or fluctuate because of several factors, including their satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors or reductions in our customers’ spending levels. If our customers do not renew their subscriptions for our services, renew on less favorable terms, or do not purchase additional functionality or subscriptions, our revenue may grow more slowly than expected or decline and our profitability and gross margins may be harmed.

If our security measures are breached and unauthorized access is obtained to a customer’s data, we may incur significant liabilities, our service may be perceived as not being secure and customers may curtail or stop using our suite.

The services we offer involve the storage of large amounts of our customers’ sensitive and proprietary information. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and someone obtains unauthorized access to our customers’ data, we could incur significant liability to our customers and to individuals or businesses whose information was being stored by our customers, our business may suffer and our reputation will be damaged. Because techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose sales and customers.

We provide service level commitments to our customers, which could cause us to issue credits for future services if the stated service levels are not met for a given period and could significantly harm our revenue.

Our customer agreements provide service level commitments on a monthly basis. If we are unable to meet the stated service level commitments or suffer extended periods of unavailability for our service, we may be contractually obligated to provide these customers with credits for future services. Our revenue could be significantly impacted if we suffer unscheduled downtime that exceeds the allowed downtimes under our agreements with our customers. In light of our historical experience with meeting our service level commitments, we do not currently have any reserves on our balance sheet for these commitments. Our service level commitment to all customers is 99.5% uptime in each month, excluding scheduled maintenance. The failure to meet this level of service availability may require us to credit qualifying customers for the value of an entire month of their subscription fees, not just the value of the subscription fee for the period of the downtime. As a result, a failure to deliver services for a relatively short duration could cause us to issue these credits to all qualifying customers. Any extended service outages could harm our reputation, revenue and operating results.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

We have increased our number of full-time employees from 296 at December 31, 2004 to 603 at September 30, 2007 and have increased our revenue from $17.7 million in 2004 to $67.2 million in 2006. Our expansion has placed, and our anticipated growth may continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We intend to further expand our overall business, customer base, headcount and operations as we prepare to be a public company. We also intend to expand our operations internationally. Creating a global organization and managing a geographically dispersed workforce will require substantial management effort and significant additional investment in our infrastructure. We will be required to continue to improve our operational, financial and management controls and our reporting procedures and we may not be able to do so effectively. As such, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross margins or operating expenses in any particular quarter.

The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results may be harmed.

The markets for ERP, CRM and e-commerce applications are intensely competitive and rapidly changing with relatively low barriers to entry. With the introduction of new technologies and market entrants, we expect competition to intensify in the future. In addition, pricing pressures and increased competition generally could result in reduced sales, reduced margins or the failure of our service to achieve or maintain more widespread market acceptance. Often we compete to sell our application suite against existing systems that our potential customers have already made significant expenditures to install. Competition in our market is based principally upon service breadth and functionality; service performance, security and reliability; ability to tailor and customize services for a specific company, vertical or industry; ease of use of the service; speed and ease of deployment, integration and configuration; total cost of ownership, including price and implementation and support costs; professional services implementation; and financial resources of the vendor.

We face competition from both traditional software vendors and SaaS providers. Our principal competitors include Epicor Software Corporation, Intuit Inc., Microsoft Corporation, SAP, The Sage Group plc and salesforce.com, inc. Many of our actual and potential competitors enjoy substantial competitive advantages over us, such as greater name recognition, longer operating histories, more varied products and services and larger marketing budgets, as well as substantially greater financial, technical and other resources. In addition, many of our competitors have established marketing relationships and access to larger customer bases, and have major distribution agreements with consultants, system integrators and resellers. If we are not able to compete effectively, our operating results will be harmed.

Our brand name and our business may be harmed by aggressive marketing strategies of our competitors.

Because of the early stage of development of our markets, we believe that building and maintaining brand recognition and customer goodwill is critical to our success. Our efforts in this area have, on occasion, been complicated by the marketing efforts of our competitors, which may include incomplete, inaccurate and false statements about our company and our services that could harm our business. Our ability to respond to our competitors’ misleading marketing efforts may be limited by legal prohibitions on permissible public communications by us during our initial public offering process.

Many of our customers are price sensitive, and if the prices we charge for our services are unacceptable to our customers, our operating results will be harmed.

Many of our customers are price sensitive, and we have limited experience with respect to determining the appropriate prices for our services. As the market for our services matures, or as new competitors introduce new products or services that compete with ours, we may be unable to renew our agreements with existing customers or attract new customers at the same price or based on the same pricing model as previously used. As a result, it is possible that competitive dynamics in our market may require us to change our pricing model or reduce our prices, which could harm our revenue, gross margin and operating results.

If we do not effectively expand and train our direct sales force and our services and support teams, we may be unable to add new customers and retain existing customers.

We plan to continue to expand our direct sales force and our services and support teams both domestically and internationally to increase our customer base and revenue. We believe that there is significant competition for direct sales, service and support personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of personnel to support our growth. New hires require significant training and, in most cases, take significant time before they achieve full productivity. Our recent hires and planned hires may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business. If these expansion efforts are not successful or do not generate a corresponding increase in revenue, our business will be harmed.

If we are unable to develop new services or sell our services into new markets, our revenue growth will be harmed and we may not be able to achieve profitability.

Our ability to attract new customers and increase revenue from existing customers will depend in large part on our ability to enhance and improve our existing application suite and to introduce new services and sell into new markets. The success of any enhancement or new service depends on several factors, including the timely completion, introduction and market acceptance of the enhancement or service. Any new service we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the broad market acceptance necessary to generate significant revenue. Any new markets into which we attempt to sell our application, including new vertical markets and new countries or regions, may not be receptive. If we are unable to successfully develop or acquire new services, enhance our existing services to meet customer requirements or sell our services into new markets, our revenue will not grow as expected and we may not be able to achieve profitability.

Because we are a global organization and our long-term success depends, in part, on our ability to expand the sales of our services to customers located outside of the United States, our business is susceptible to risks associated with international sales and operations.

We currently maintain offices outside of the United States and have sales personnel or independent consultants in several countries. We have limited experience operating in foreign jurisdictions and are rapidly building our international operations. Managing a global organization is difficult, time consuming and expensive. Our inexperience in operating our business outside of the United States increases the risk that any international expansion efforts that we may undertake will not be successful. In addition, conducting international operations subjects us to new risks that we have not generally faced in the United States. These risks include:

•	localization of our services, including translation into foreign languages and adaptation for local practices and regulatory requirements;

•	lack of familiarity with and unexpected changes in foreign regulatory requirements;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	difficulties in managing and staffing international operations;

•	fluctuations in currency exchange rates;

•	potentially adverse tax consequences, including the complexities of foreign value added tax systems and restrictions on the repatriation of earnings;

•	dependence on certain third parties, including channel partners with whom we do not have extensive experience;

•	the burdens of complying with a wide variety of foreign laws and legal standards;

•	increased financial accounting and reporting burdens and complexities;

•	political, social and economic instability abroad, terrorist attacks and security concerns in general; and

•	reduced or varied protection for intellectual property rights in some countries.

Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.

We rely on third-party software, including Oracle database software, that may be difficult to replace or which could cause errors or failures of our service that could lead to lost customers or harm to our reputation.

We rely on software licensed from third parties to offer our service, including database software from Oracle. This software may not continue to be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of this software could result in delays in the provisioning of our service until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party software could result in errors or a failure of our service which could harm our business.

Assertions by a third party that we infringe its intellectual property, whether successful or not, could subject us to costly and time-consuming litigation or expensive licenses.

The software and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and become a publicly-traded company, the possibility of intellectual property rights claims against us may grow. Our technologies may not be able to withstand any third-party claims or rights against their use. Additionally, although we have licensed from other parties proprietary technology covered by patents, we cannot be certain that any such patents will not be challenged, invalidated or circumvented. Furthermore, many of our service agreements require us to indemnify our customers for certain third-party intellectual property infringement claims, which could increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling related to any such claims. These types of claims could harm our relationships with our customers, may deter future customers from subscribing to our services or could expose us to litigation for these claims. Even if we are not a party to any litigation between a customer and a third party, an adverse outcome in any such litigation could make it more difficult for us to defend our intellectual property in any subsequent litigation in which we are a named party.

Any intellectual property rights claim against us or our customers, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management attention and financial resources. An adverse determination also could prevent us from offering our suite to our customers and may require that we procure or develop substitute services that do not infringe.

For any intellectual property rights claim against us or our customers, we may have to pay damages or stop using technology found to be in violation of a third party’s rights. We may have to seek a license for the technology, which may not be available on reasonable terms, if at all, may significantly increase our operating expenses or may require us to restrict our business activities in one or more respects. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense.

Our success depends in large part on our ability to protect and enforce our intellectual property rights.

We rely on a combination of patent, copyright, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. We cannot assure you that any patents will issue from our currently pending patent applications in a manner that gives us the protection that we seek, if at all, or that any future patents issued to us will not be challenged, invalidated or circumvented. We do not have any issued patents and currently have eight patent applications pending. Any patents that may issue in the future from pending or future patent applications may not provide sufficiently broad protection or they may not prove to be enforceable in actions against alleged infringers. Also, we cannot assure you that any future service mark or trademark registrations will be issued for pending or future applications or that any registered service marks or trademarks will be enforceable or provide adequate protection of our proprietary rights.

We endeavor to enter into agreements with our employees and contractors and agreements with parties with whom we do business to limit access to and disclosure of our proprietary information. The steps we have taken, however, may not prevent unauthorized use or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive to ours or infringe our intellectual property. Enforcement of our intellectual property rights also depends on our successful legal actions against these infringers, but these actions may not be successful, even when our rights have been infringed.

Furthermore, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are available. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving.

If we fail to maintain proper and effective internal controls or are unable to remediate the material weakness in our internal controls, our ability to produce accurate and timely financial statements could be impaired and investors’ views of us could be harmed.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We are in the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which requires annual management assessment of the effectiveness of our internal control over financial reporting and a report by our independent auditors addressing this assessment. Both we and our independent auditors will be testing our internal controls in connection with the audit of our financial statements for the year ending December 31, 2008 and, as part of that documentation and testing, identifying areas for further attention and improvement.

Subsequent to the initial filing of the registration statement, of which this prospectus forms a part, and during our review for the three and six months ended June 30, 2007, we and our independent registered public accounting firm identified a material weakness in our internal controls. The material weakness relates to the need for additional finance and accounting personnel who possess the skill sets necessary to operate and report as a public company, and specifically the skills necessary to ensure that adequate review of critical account reconciliations is performed and that supporting documentation is complete, accurate and in accordance with generally accepted accounting principles. This material weakness resulted in stock-based compensation expense being understated by $19.4 million, $12.3 million and $5.6 million in the years ended December 31, 2005 and 2006 and the three months ended March 31, 2007, respectively, and led to the restatement of our financial statements for those years and the quarter ended March 31, 2007. We have recruited and are continuing to recruit additional finance and accounting personnel to address this observation. We believe we have made progress in addressing this material weakness and expect to complete the remediation in the next three to six months. If our remediation efforts are insufficient to address the material weakness or take longer than we expect, or if additional material weaknesses in our internal controls are discovered in the future, we may fail to meet our future reporting obligations, our financial statements may contain material misstatements and the price of our common stock may decline.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes and add personnel and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our service to new and existing customers.

Because we recognize subscription revenue over the term of the applicable agreement, the lack of subscription renewals or new service agreements may not be reflected immediately in our operating results.

The majority of our quarterly revenue is attributable to service agreements entered into during previous quarters. A decline in new or renewed service agreements in any one quarter will not be fully reflected in our revenue in that quarter but will harm our revenue in future quarters. As a result, the effect of significant downturns in sales and market acceptance of our services in a particular quarter may not be fully reflected in our operating results until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, because revenue from new customers must be recognized over the applicable subscription term.

Material defects or errors in the software we use to deliver our services could harm our reputation, result in significant costs to us and impair our ability to sell our services.

The software applications underlying our services are inherently complex and may contain material defects or errors, particularly when first introduced or when new versions or enhancements are released. We have from time to time found defects in our service, and new errors in our existing service may be detected in the future. Any defects that cause interruptions to the availability of our services could result in:

•	a reduction in sales or delay in market acceptance of our services;

•	sales credits or refunds to our customers;

•	loss of existing customers and difficulty in attracting new customers;

•	diversion of development resources;

•	harm to our reputation; and

•	increased warranty and insurance costs.

After the release of our services, defects or errors may also be identified from time to time by our internal team and by our customers. The costs incurred in correcting any material defects or errors in our services may be substantial and could harm our operating results.

Government regulation of the Internet and e-commerce is evolving, and unfavorable changes or our failure to comply with regulations could harm our operating results.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. For example, we believe increased regulation is likely in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information could affect our customers’ ability to use and share data, potentially reducing demand for ERP, CRM and e-commerce solutions and restricting our ability to store, process and share our customers’ data. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business and operating results.

Privacy concerns and laws or other domestic or foreign regulations may reduce the effectiveness of our application suite and harm our business.

Our customers can use our service to store personal or identifying information regarding their customers and contacts. Federal, state and foreign government bodies and agencies, however, have adopted or are considering adopting laws and regulations regarding the collection, use and disclosure of personal information obtained from consumers and other individuals. The costs of compliance with, and other burdens imposed by, such laws and regulations that are applicable to the businesses of our customers may limit the use and adoption of our service and reduce overall demand for it.

In addition to government activity, privacy advocacy groups and the technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on us. If the gathering of personal information were to be curtailed, ERP, CRM and e-commerce solutions would be less effective, which may reduce demand for our service and harm our business.

Our operating results may be harmed if we are required to collect sales taxes for our subscription service in jurisdictions where we have not historically done so.

In 2007, we began to collect sales tax from our customers and remit such taxes in states where we believe we are required to do so. However, additional states or one or more countries may seek to impose sales or other tax collection obligations on us, including for past sales by us or our resellers and other channel partners. We have recorded sales tax liabilities of $1.2 million, $2.0 million and $1.4 million for the years ended December 31, 2005 and 2006 and the nine months ended September 30, 2007, respectively, in respect of sales and use tax liabilities in various states and local jurisdictions. In October 2007, an administrative hearing was held regarding the taxability of our services in one of the states where we have accrued for potential sales tax liabilities based on a prior assessment by this state. The outcome of the hearing indicated that our services are exempt from sales tax in this state. Therefore, we concluded that the previously accrued amounts were no longer probable of being paid and reversed accruals related to this potential sales tax liability during the second quarter of 2007. The administrative hearing is still subject to appeal and therefore a reasonable possibility exists that a liability for sales tax in this state may still be incurred in the future. Despite the results of this particular hearing, state tax authorities could still assert that we are obligated to collect such taxes from our customers and remit those taxes to those authorities. A successful assertion that we should be collecting additional sales or other taxes on our service could result in substantial tax liabilities for past sales, discourage customers from purchasing our application or otherwise harm our business and operating results.

Our future operating expenses may be adversely affected by changes in our stock price.

Some of our outstanding stock options are subject to variable accounting. Under variable accounting, we are required to remeasure the value of the options, and the corresponding compensation expense, on the basis of the value of our common stock at the end of each reporting period until the options are exercised and vested, cancelled, modified or expire unexercised. As a result, the stock-based compensation expense we recognize in any given period can vary substantially due to changes in the market value of our common stock.

Changes in our stock price will result in a decrease in stock-based compensation expense when our stock price declines relative to the previous period and an increase in stock-based compensation expense when our stock price increases relative to the previous period. We are unable to predict the future market value of our common stock and, therefore, are unable to predict the compensation expense that we will record in future periods.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and harm our operating results.

A change in accounting standards or practices could harm our operating results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may harm our operating results or the way we conduct our business. For example, on December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards (revised 2004), “Share-Based Payment,” or SFAS No. 123(R). SFAS No. 123(R), which became effective for fiscal periods beginning after June 15, 2005, requires that employee stock-based compensation be measured based on its fair-value on the grant date and treated as an expense that is reflected in the financial statements over the related service period. As a result of SFAS No. 123(R), our operating results in 2006 reflect expenses that are not reflected in prior periods, making it more difficult for investors to evaluate our 2006 operating results relative to prior periods.

Unanticipated changes in our effective tax rate could harm our future operating results.

We are subject to income taxes in the United States and various foreign jurisdictions, and our domestic and international tax liabilities are subject to the allocation of expenses in differing jurisdictions. Our tax rate is affected by changes in the mix of earnings and losses in countries with differing statutory tax rates, certain non-deductible expenses arising from the new requirement to expense stock options and the valuation of deferred tax assets and liabilities, including our ability to utilize our net operating losses. Increases in our effective tax rate could harm our operating results.

We may expand by acquiring or investing in other companies, which may divert our management’s attention, result in additional dilution to our stockholders and consume resources that are necessary to sustain our business.

Although we have no ongoing negotiations or current agreements or commitments for any acquisitions, our business strategy may include acquiring complementary services, technologies or businesses. We also may enter into relationships with other businesses to expand our service offerings or our ability to provide service in foreign jurisdictions, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to close these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if undertaken and announced, may not close.

An acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us, the company’s software is not easily adapted to work with ours or we have difficulty retaining the customers of any acquired business due to changes in management or otherwise. Acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for development of our business. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown liabilities. For one or more of those transactions, we may:

•	issue additional equity securities that would dilute our stockholders;

•	use cash that we may need in the future to operate our business;

•	incur debt on terms unfavorable to us or that we are unable to repay;

•	incur large charges or substantial liabilities;

•	encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures; and

•	become subject to adverse tax consequences, substantial depreciation or deferred compensation charges.

Any of these risks could harm our business and operating results.

We rely on our management team and need additional personnel to grow our business, and the loss of one or more key employees or our inability to attract and retain qualified personnel could harm our business.

Our success and future growth depends to a significant degree on the skills and continued services of our management team, especially Zachary Nelson, our President and Chief Executive Officer, and Evan M. Goldberg, our Chief Technology Officer and Chairman of the Board. We do not maintain key man insurance on any members of our management team, including Messrs. Nelson and Goldberg. We have recently entered into revised offer letter agreements and severance and change of control agreements with the members of our management team, including Messrs. Nelson and Goldberg. For a description of these agreements, see the sections titled, “Management—Offer Letters” and “Management—Potential Payment Upon Termination or Change of Control.” Our future success also depends on our ability to attract, retain and motivate highly skilled technical, managerial, sales, marketing and service and support personnel, including members of our management team. Competition for sales, marketing and technology development personnel is particularly intense in the software and technology industries. As a result, we may be unable to successfully attract or retain qualified personnel. Our inability to attract and retain the necessary personnel could harm our business.

Risks Related to the Auction Process for Our Offering

Our stock price could decline rapidly and significantly following our initial public offering.

Our initial public offering price will be determined by an auction process conducted by us and our underwriters. We believe this auction process will provide information about the market demand for our common stock at the time of our initial public offering. However, this information may have no relation to market demand for our common stock once trading begins. We expect that the bidding process will reveal a clearing price for shares of our common stock offered in the auction. The auction clearing price is the highest price at which all of the shares offered, including shares subject to the underwriters’ over-allotment option, may be sold to potential investors. Although we and our underwriters may elect to set the initial public offering price below the auction clearing price, we may also set an initial public offering price that is equal to the clearing price. If there is little or no demand for our shares at or above the initial public offering price once trading begins, the price of our shares would likely decline following our initial public offering. In addition, the auction process may lead to more stock price volatility or a stock price decline after the initial sales of our stock in the offering, which could lead to class action or securities litigation that would be expensive, time-consuming and distracting to our management team. If your objective is to make a short-term profit by selling the shares you purchase in the offering shortly after trading begins, you should not submit a bid in the auction.

The auction process for our public offering may result in a phenomenon known as the “winner’s curse,” and, as a result, investors may experience significant losses.

The auction process for our initial public offering may result in a phenomenon known as the “winner’s curse.” At the conclusion of the auction, bidders that receive allocations of shares in this offering (successful bidders) may infer that there is little incremental demand for our shares above or equal to the initial public offering price. As a result, successful bidders may conclude that they paid too much for our shares and could seek to immediately sell their shares to limit their losses should our stock price decline. In this situation, other investors that did not submit successful bids may wait for this selling to be completed, resulting in reduced demand for our common stock in the public market and a significant decline in our stock price. Therefore, we caution investors that submitting successful bids and receiving allocations may be followed by a significant decline in the value of their investment in our common stock shortly after our offering.

The auction process for our initial public offering may result in a situation in which less price sensitive investors play a larger role in the determination of our offering price and constitute a larger portion of the investors in our offering, and, therefore, the offering price may not be sustainable once trading of our common stock begins.

In a typical initial public offering, a majority of the shares sold to the public are purchased by professional investors that have significant experience in determining valuations for companies in connection with initial public offerings. These professional investors typically have access to, or conduct their own independent research and analysis regarding investments in initial public offerings. Other investors typically have less access to this level of research and analysis, and as a result, may be less sensitive to price when participating in our auction process. Because of our auction process, these less price sensitive investors may have a greater influence in setting our initial public offering price and may have a higher level of participation in our offering than is normal for initial public offerings. This, in turn, could cause our auction process to result in an initial public offering price that is higher than the price professional investors are willing to pay for our shares. As a result, our stock price may decrease once trading of our common stock begins. Also, because professional investors may have a substantial degree of influence on the trading price of our shares over time, the price of our common stock may decline and not recover after our offering. Furthermore, if our initial public offering price is above the level that investors determine is reasonable for our shares, some investors may attempt to short sell the stock after trading begins, which would create additional downward pressure on the trading price of our common stock.

Successful bidders may receive the full number of shares subject to their bids, so potential investors should not make bids for more shares than they are prepared to purchase.

We may set the initial public offering price near or equal to the auction clearing price. If we do this, the number of shares represented by successful bids will likely approximate the number of shares offered by this prospectus, and successful bidders may be allocated all or almost all of the shares that they bid for in the auction. Therefore, we caution investors against submitting a bid that does not accurately represent the number of shares of our common stock that they are willing and prepared to purchase.

Our initial public offering price may have little or no relationship to the price that would be established using traditional valuation methods, and therefore, the initial public offering price may not be sustainable once trading begins.

We may set the initial public offering price near or equal to the auction clearing price. The offering price of our shares may have little or no relationship to, and may be significantly higher than, the price that otherwise would be established using traditional indicators of value, such as our future prospects and those of our industry in general; our sales, earnings and other financial and operating information; multiples of revenue, earnings, cash flows and other operating metrics; market prices of securities and other financial and operating information of companies engaged in activities similar to ours; and the views of research analysts. As a result, our initial public offering price may not be sustainable once trading begins, and the price of our common stock may decline.

If research analysts publish or establish target prices for our common stock that are below the initial public offering price or the then current trading market price of our shares, the price of our shares of common stock may fall.

Although the initial public offering price of our shares may have little or no relationship to the price determined using traditional valuation methods, we believe that research analysts will rely upon these methods to establish target prices for our common stock. If research analysts, including research analysts affiliated with our underwriters, publish target prices for our common stock that are below our initial public offering price or the then current trading market price of our shares, our stock price could decline significantly.

Submitting a bid does not guarantee an allocation of shares of our common stock, even if a bidder submits a bid at or above the initial public offering price.

Our underwriters may require that bidders confirm their bids before the auction for our initial public offering closes. If a bidder is requested to confirm a bid and fails to do so within the permitted time period, that bid will be deemed to have been withdrawn and will not receive an allocation of shares even if the bid is at or above the initial public offering price. In addition, the underwriters, in consultation with us, may determine that some bids that are at or above the initial public offering price are manipulative or disruptive to the bidding process, in which case such bids may be rejected.

Risks Related to this Offering and Ownership of our Common Stock

Lawrence J. Ellison or members of his family, and related entities, beneficially own a majority of our outstanding shares of common stock, which may limit your ability to influence or control certain of our corporate actions. This concentration of ownership may also reduce the market price of our common stock and impair a takeover attempt of us.

Entities beneficially owned by Lawrence J. Ellison will hold an aggregate of approximately 54.5% of our common stock following this offering, or 54.0% if the underwriters’ over-allotment option is exercised in full. Further, Mr. Ellison, his family members, trusts for their benefit, and related entities will together beneficially own an aggregate of approximately 66.1% of our common stock following this offering, or 65.4% if the underwriters’ over-allotment option is exercised in full. Mr. Ellison will be able to exercise control over approval of significant corporate transactions, including a change of control or a liquidation. In addition, if the voting restrictions that apply to NetSuite Restricted Holdings LLC, the investment entity to which Mr. Ellison has transferred his shares, lapse or are amended, Mr. Ellison will be able to exercise control over additional corporate matters, including elections of our directors. So long as Mr. Ellison continues to be either an officer or director of Oracle, these voting restrictions cannot be changed without the approval of an independent committee of Oracle’s board of directors. Mr. Ellison’s interests and investment objectives may differ from our other stockholders.

Mr. Ellison is also the Chief Executive Officer, a principal stockholder and a director of Oracle Corporation. Oracle supplies us with database software on which we rely to provide our service and is also a potential competitor of ours. In addition, we have an outstanding line of credit with Tako Ventures LLC, an entity controlled by Mr. Ellison, that is secured by substantially all of our assets. As of September 30, 2007, we owed $8.0 million to Tako Ventures under this line of credit.

Our board of directors adopted resolutions, which renounce and provide for a waiver of the corporate opportunity doctrine as it relates to Mr. Ellison. As a result, Mr. Ellison will have no fiduciary duty to present corporate opportunities to us. In addition, Mr. Ellison’s indirect majority interest in us could discourage potential acquirors or result in a delay or prevention of a change in control of our company or other significant corporate transactions, even if a transaction of that sort would be beneficial to our other stockholders or in our best interest.

We are a “controlled company” within the meaning of the rules of the New York Stock Exchange and, as a result, will qualify for exemptions from certain corporate governance requirements.

Because a majority of our common stock will be held by a single stockholder upon the closing of this offering, we will qualify for exemptions from certain corporate governance standards. Under the rules of the New York Stock Exchange, a company of which more than 50% of the voting power is held by a single person or a group of persons is a “controlled company” and may elect not to comply with certain corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the compensation of officers be determined, or recommended to the board of directors for determination, by a majority of the independent directors or a compensation committee comprised solely of independent directors and (3) the requirement that director nominees be selected, or recommended for the board of directors’ selection, by a majority of the independent directors or a nominating committee comprised solely of independent directors with a written charter or board resolution addressing the nomination process.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could harm our operating results.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with current corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission, or SEC, and the exchange on which we list our shares of common stock issued in this offering. The expenses incurred by public companies for reporting and corporate governance purposes have increased dramatically. We expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are unable to currently estimate these costs with any degree of certainty. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage than used to be available. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

Our failure to raise additional capital or generate the cash flows necessary to expand our operations and invest in our application could reduce our ability to compete successfully.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests and the per share value of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	develop or enhance our application and services;

•	continue to expand our product development, sales and marketing organizations;

•	acquire complementary technologies, products or businesses;

•	expand operations, in the United States or internationally;

•	hire, train and retain employees; or

•	respond to competitive pressures or unanticipated working capital requirements.

An active, liquid and orderly trading market for our common stock may not develop, the price of our stock may be volatile and you could lose all or part of your investment.

Before this offering, there has been no public market for shares of our common stock. The initial public offering price of our common stock will be determined in an auction. In addition, the trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Factors affecting the trading price of our common stock will include:

•	variations in our operating results or in expectations regarding our operating results;

•	announcements of technological innovations, new services or service enhancements, strategic alliances or agreements by us or by our competitors;

•	announcements by competitors regarding their entry into new markets, and new product, service and pricing strategies;

•	marketing and advertising initiatives by us or our competitors;

•	the gain or loss of customers;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any research analysts that elect to follow our common stock;

•	market conditions in our industry and the economy as a whole;

•	events that bear on our effective tax rate or our ability to make use of our net operating losses under applicable tax law;

•	volatility in our stock price, which may lead to higher stock-based compensation expense under applicable accounting standards; and

•	adoption or modification of regulations, policies, procedures or programs applicable to our business.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may harm the market price of our common stock regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources, whether or not we are successful in such litigation.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell or otherwise dispose of, or indicate an intention to sell or dispose of, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares of common stock outstanding as of September 30, 2007, upon completion of this offering, we will have outstanding a total of 59,510,706 shares of common stock. Of these shares, only the 6,200,000 shares of common stock sold in this offering by us, plus any shares disposed of upon exercise of the underwriters’ over-allotment option, will be freely tradable, without restriction, in the public market. Our managing underwriter, however, may, in its sole discretion, permit our officers, directors and other current stockholders who are subject to the contractual lock-up to sell or otherwise dispose of shares before the lock-up agreements expire.

We expect that the lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus (subject to extension upon the occurrence of specified events). After the lock-up agreements expire, up to an additional 53,310,706 shares of common stock will be eligible for sale in the public market, 52,535,365 of which shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and various vesting agreements. In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The assumed initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $19.69 in net tangible book value per share from the price you paid. In addition, following this offering, purchasers in the offering will have contributed 49% of the total consideration paid by our stockholders to purchase shares of common stock. The exercise of outstanding options and warrants will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering for the repayment of certain outstanding indebtedness, capital expenditures and general corporate purposes and working capital, which may in the future include investments in, or acquisitions of, complementary businesses, services or technologies. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

Anti-takeover provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

•	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	limiting the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

•	controlling the procedures for the conduct and scheduling of board and stockholder meetings;

•	providing the board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings;

•	limiting the determination of the number of directors on our board and the filling of vacancies or newly created seats on the board to our board of directors then in office; and

•	providing that directors may be removed by stockholders only for cause.

These provisions, alone or together, could delay hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock. Under Section 203, our majority stockholder, which is beneficially owned by Lawrence J. Ellison, and our current stockholders associated with members of Mr. Ellison’s family are not subject to the prohibition from engaging in such business combinations.

Any provision of our amended and restated certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “will,” and similar expressions are intended to identify forward-looking statements. We have based the forward-looking statements in this prospectus largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Before investing in our common stock, investors should be aware that the occurrence of the risks, uncertainties and events described in the section titled “Risk Factors” and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial condition.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

This prospectus also contains statistical data and estimates, including those relating to market size and growth rates of the markets in which we participate, that we obtained from industry publications and reports generated by Yankee Group Research, Inc., Gartner, Inc. and IDC. These publications include forward-looking statements being made by the authors of such reports. These forward-looking statements are subject to a number of risks, uncertainties and assumptions. Actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

AUCTION PROCESS

The following describes the auction process being used for our initial public offering. We believe allowing open participation in this offering through a technology-enabled auction process aligns with our corporate culture and business mission. In the same way that our software application suite allows companies of all sizes to benefit from capabilities previously only available to large organizations, we are conducting this offering through an auction process to open participation in our initial public offering to all investors, both individual and institutional.

The auction process differs from methods that have been traditionally used in most other underwritten initial public offerings in the United States. In particular, we and our underwriters will conduct an auction to determine the initial public offering price and the allocation of shares in the offering. We plan to conduct this auction in four stages—Bidding; Auction Closing; Pricing; and Allocation. Investors that do not submit bids through the auction process will not be eligible for an allocation of shares in our offering. Please see the section titled “Risk Factors—Risks Related to the Auction Process for Our Offering.”

How to Participate in the Auction

We seek to enable all interested investors to have the opportunity to participate in the auction for our initial public offering. In order to participate in the auction, if you are an individual you must have an account with, and submit bids to purchase our shares through, Credit Suisse Securities (USA) LLC (through its Private Banking USA business), W.R. Hambrecht + Co., LLC or E*TRADE Securities LLC. Institutional investors must have an account with one of our underwriters listed in the table in the section titled “Underwriting.” Institutional investors must submit bids electronically to Credit Suisse by using a bidder ID. Institutional investors who have an account with Credit Suisse will obtain a bidder ID from Credit Suisse. Institutional investors who do not have an account with Credit Suisse may obtain a bidder ID from any of our other underwriters with which they have an account. Sales to an institutional investor will be settled through its account with the underwriter from which it obtained a bidder ID. In order to submit bids on Credit Suisse’s auction IPO website, institutional investors will also have to agree to contractual terms related to the use of such website. Individual investors will not be required to obtain a bidder ID.

Before you participate in our offering, you should:

•	Read this prospectus, including all the risk factors. We also recommend that you view the presentation available at www.netsuiteipo.com.

•

Understand that our initial public offering price may be set at the auction clearing price, and, if there is little or no demand for our shares at or above the initial public offering price once trading begins, the price of our shares would decline.

•	Understand that we may modify the price range and the size of our offering multiple times in response to investor demand.

•

Understand that the underwriters, in consultation with us, will have the ability to reject bids that they believe have the potential to manipulate or disrupt the bidding process, and that if you submit such a bid, all of the bids you have submitted may be rejected, in which case you will not receive an allocation of shares in our initial public offering, even if your bid would otherwise have been successful.

In addition, to bid in the auction, you will have to:

•	Have or establish an account with one of our underwriters.

•

If you are an institutional investor, obtain a bidder ID from Credit Suisse (if you have an account with Credit Suisse) or one of our other underwriters, and activate your bidder ID on Credit Suisse’s auction IPO website.

•	Consent to electronic delivery of the preliminary prospectus and other communications related to this offering.

•	Acknowledge that you have received an electronic copy of the preliminary prospectus.

In order to facilitate participation in our initial public offering, the underwriters may require additional information, such as your tax identification number (usually your social security number) and a valid e-mail address and other contact information.

The minimum amount required to open an account is $1,000 for a cash account at E*TRADE Securities LLC (or zero dollars for an individual retirement account) and $2,000 for W.R. Hambrecht + Co., LLC. Credit Suisse Securities (USA) LLC requires investors to have had an account with them for 60 days prior to participating in an initial public offering. As a result, in light of the expected timing of our offering, investors who do not yet have an account with Credit Suisse would, as a practical matter, have to participate in the offering through an account with another underwriter. Institutional investors may also have purchases in the offering settled through accounts with JMP Securities LLC who does not have such minimum amounts.

We have not undertaken any efforts to register this offering in any jurisdiction outside the U.S. Except to the limited extent that this offering will be open to certain non-U.S. investors under private placement exemptions in certain countries other than the U.S., individual investors located outside the U.S. should not expect to be eligible to participate in this offering.

News About the Auction

Keep in contact with your brokerage firm, frequently monitor your relevant e-mail account and check www.netsuiteipo.com for notifications related to the offering, including:

•

Notice of Material Change/Request for Reconfirmation. Notification that we have made material changes to the prospectus for this offering that require you to reconfirm your bid by contacting your brokerage firm.

•	Notice of Change in Price Range or Number of Shares Offered. Notification that we have changed the price range or size of the offering.

•	Notice of Intent to go Effective. Notification that we have asked the SEC to declare our registration statement effective.

•	Notice of Effectiveness. Notification that the SEC has declared our registration statement effective.

•	Notice of Auction Closing. Notification that the auction has closed.

•

Notice of Acceptance. Notification as to whether any of your bids are successful and have been accepted by the underwriters. This notification will include the final initial public offering price. Only bidders whose bids have been accepted will be informed about the results of the auction.

Please be careful only to trust e-mails relating to the auction that come from Credit Suisse or your brokerage firm. These e-mails will not ask for any personal information (such as social security number or credit card numbers). If you are not sure whether to trust an e-mail, please contact your brokerage firm directly.

Potential investors may contact the underwriter or dealer through which they submitted their bid to discuss general auction trends or to consult on bidding strategy. The then current clearing price is at all times kept confidential and will not be disclosed during the auction to any bidder. However, the underwriters or participating dealers may discuss general auction trends with potential investors. General auction trends may include a general description of the bidding trends or the anticipated timing of the offering. In all cases, any oral information provided with respect to general auction trends by any underwriter or dealer is subject to change. Any general auction trend information that is provided orally by an underwriter or participating dealer is necessarily accurate only as of the time of inquiry, does not reflect any advice or prediction with respect to the price at which our common stock may trade once we are a public company, and may change significantly prior to the auction closing. Bidders should not assume that any particular bid will receive an allocation of shares in the auction based on any auction trend information provided to them orally by any underwriter or participating dealer.

The Bidding Process

Bidders who are individuals must submit bids through one of the following underwriters: Credit Suisse Securities (USA) LLC (through its Private Banking USA business), W.R. Hambrecht + Co., LLC or E*TRADE Securities LLC. Sales to an individual will be settled through his or her account with the underwriter through which his or her bid was submitted. Institutional investors will submit bids via Credit Suisse’s auction website, to which a hyperlink is available at www.netsuiteipo.com. Sales to an institutional investor will be settled through its account with the underwriter from which it obtained a bidder ID.

In connection with submitting a bid, you must provide the following information:

•	The number of shares you are interested in purchasing.

•	The price per share you are willing to pay.

Bids may be within, above or below the estimated price range for our initial public offering on the cover of this prospectus. Bid prices may be in any dollar or cent increment. The minimum size of any bid is 100 shares. Each bidder may submit an unlimited number of bids; however, the underwriters, in consultation with us, may reject any bid that has the potential to manipulate or disrupt the bidding process, as well as any other bids from any person or institution that the underwriters, in consultation with us, believe has submitted a manipulative or disruptive bid.

Each of your bids will be incremental to any other bids you have submitted, and you may be allocated up to the aggregate number of shares represented by all of your bids at or above the offering price. Therefore, do not submit bids that add up to more than the amount of money you want to invest in the offering. For example, if you place three bids—one for 100 shares at $12.00 (for a total value of $1,200), a second for an additional 200 shares at $10.00 (for a total value of $2,000) and a third for an additional 300 shares at $8.00 (for a total value of $2,400)—you would be legally obligated to purchase up to 600 shares for a total value of up to $4,800 (assuming an initial public offering price of $8.00 per share). The following table illustrates this example assuming that the initial public offering price is set at $10.00 and successful bids are not subject to pro rata allocation. See the section titled “—The Allocation Process” for additional information on pro rata allocation.

	Hypothetical Bid Information			Hypothetical Auction Results
	Bid	Shares Requested	Bid Price	Hypothetical Initial Offering Price	Shares Allocated	Aggregate Investment
	1	100	$12.00	$10.00	100	$1,000.00
	2	200	10.00	10.00	200	2,000.00
	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	3	300	8.00	10.00	0	0.00

Total:		600			300	$3,000.00

To participate in the auction for our initial public offering, you will be required to agree to accept electronic delivery of this prospectus, the final prospectus, any amendments to this prospectus or the final prospectus, and other communications related to this offering. If you do not consent to electronic delivery, or subsequently revoke that consent prior to the time at which our underwriters accept your bid, you will not be able to submit a bid or participate in our offering and any previously submitted bids will be rejected. If you revoke your consent after the underwriters accept your bid, a copy of the final prospectus will be delivered to you via U.S. mail. Your consent to electronic delivery of these documents does not constitute consent by you to electronic delivery of other information about us not related to this offering, such as proxy statements and quarterly and annual reports, after completion of this offering, except to the extent that you have provided this consent in the context of a consent to electronic delivery given to your brokerage firm that is broader in scope than this offering.

For individual investors, we encourage you to discuss any questions regarding your bid and the suitability determinations that will be applied to your bid with the underwriter through which you expect to submit a bid. Each of our underwriters makes its own suitability determinations pursuant to rules and regulations of the Financial Industry Regulatory Authority to which the underwriters are subject. This could affect your ability to submit a bid. If an underwriter determines that a bid is not suitable for an investor, the underwriter will not submit that bid in the auction, and you might not be informed that your bid was not submitted in the auction.

Our managing underwriter will manage the master order book, to which we will have concurrent access. The master order book will aggregate all bids collected by our underwriters. Our master order book will not be available for viewing by bidders. Only bidders whose bids are accepted will be informed about the result of those bids.

You should consider all the information in this prospectus in determining whether to submit a bid, the number of shares you seek to purchase and the price per share you are willing to pay. The underwriters, in consultation with us, will have the ability to disqualify any bidder that submits a bid that they believe, in their sole discretion, has the potential to manipulate or disrupt the bidding process. These bids include bids that the underwriters, in consultation with us, believe do not reflect the number of shares that a bidder actually intends to purchase, or a series of bids that the underwriters, in consultation with us, consider disruptive to the auction process. The shares offered by this prospectus may not be sold, nor may offers to buy be accepted, prior to at least one hour following the time that the registration statement filed with the SEC becomes effective. A bid received by any underwriter involves no obligation or commitment of any kind by the bidder until our underwriters have notified you that your bid is successful by sending you a notice of acceptance. Therefore, you will be able to withdraw a bid at any time (except during any period in which the auction is temporarily closed pending the preparation of revised disclosure) until it has been accepted. You may withdraw your bid by contacting the underwriter through which you submitted your bid.

During the bidding process, we and our managing underwriter will monitor the master order book to evaluate the demand that exists for our initial public offering. Based on this information and other factors, we and our underwriters may revise the public offering price range for our initial public offering set forth on the cover of this prospectus. In addition, we may decide to change the number of shares of common stock offered through this prospectus. It is possible that the number of shares offered will increase if the price range increases. You should be aware that we have the ability to make multiple such revisions. These increases in the public offering price range or the number of shares offered through this prospectus may result in there being little or no demand for our shares of common stock at or above the initial public offering price following this offering. Therefore, the price of our shares of common stock could decline following this offering, and investors should not expect to be able to sell their shares for a profit shortly after trading begins. You should consider whether to modify or withdraw your bid as a result of developments during the auction process, including changes in the price range or number of shares offered.

Reconfirmations of Bids

We will require that bidders reconfirm the bids that they have submitted in the offering if either of the following events shall occur:

•	more than 15 business days have elapsed since the bidder submitted his bid in the offering; or

•	we and the underwriters determine that there is a material change in the prospectus that requires that we or the underwriters convey the material change and file an amended registration statement.

If a reconfirmation of bids is required, an electronic notice will be sent to everyone who has an activated bidder ID or who has submitted a bid that has not been withdrawn, notifying them that they must reconfirm their bids by contacting the underwriter with which their bid was submitted (for individual investors) or on the auction website administered by Credit Suisse (for institutional investors). If bidders do not reconfirm their bids when requested, we and the underwriters will disregard their bids in the auction, and they will be deemed to have been withdrawn. We will give bidders at least until the earlier of (1) one hour following the effectiveness of the registration statement and (2) 4:00 p.m., Eastern time, on the following business day from the time we send them notification that they must reconfirm, to reconfirm their bids.

If we and the underwriters determine that there is a material change in the prospectus that will require reconfirmation of bids, we may temporarily close the auction while we are preparing new disclosure or the new prospectus to be recirculated. If we do so, we will reopen the auction when we recirculate new disclosure or the prospectus. During any such temporary auction close, you will not be able to add, modify or withdraw a bid on the auction websites maintained by our underwriters. Once the auction is reopened, you will be required to reconfirm any existing bids (or else such bids will be deemed to have been withdrawn) and will have an opportunity to add, modify or withdraw a bid as described in the preceding paragraph. If we temporarily close the auction while preparing new disclosure or a new prospectus, electronic notice that the auction has been temporarily closed pending preparation of new disclosure will be sent to everyone who has an activated bidder ID or who has submitted a bid that has not been withdrawn.

Changes in the Price Range Prior to Effectiveness of the Registration Statement

If, prior to the time at which the SEC declares our registration statement effective, there is a change in the price range or the number of shares to be sold in our offering, we and the underwriters will:

•	provide notice at www.netsuiteipo.com of the revised price range or number of shares to be sold in our offering, as the case may be; and

•

send an electronic notice to everyone who has an activated bidder ID or who has submitted a bid that has not been withdrawn, notifying them of the revised price range or number of shares to be sold in our offering, as the case may be.

The Auction Closing Process

We can close the auction at any time. You will have the ability to modify any bid until the auction is closed. You will have the ability to withdraw your bid until your bid is accepted by the underwriters, which would occur after the closing of the auction. If the underwriters accept your bid, they will do so following the closing of the auction by sending you a notice of acceptance. If you are requested to reconfirm a bid and fail to do so in a timely manner, your bid will be deemed to have been withdrawn.

When we submit our request that the SEC declare the registration statement effective, we and the underwriters will send an electronic notice to everyone who has an activated bidder ID or who has submitted a bid that has not been withdrawn, informing them of our request. Once the registration statement is effective, everyone who has an activated bidder ID or who has submitted a bid that has not been withdrawn will be sent another electronic notice informing them that the registration statement is effective. Prior to the time a bid is accepted, which cannot be less than one hour after the notice of effectiveness is sent to bidders, bidders may still withdraw their bids.

If we are unable to close the auction, determine a public offering price and file a final prospectus with the SEC within 15 business days after the registration statement, of which this prospectus forms a part, is initially declared effective, we must file and have declared effective a post-effective amendment to the registration statement before the auction may be closed and any bids may be accepted.

Availability of Funds After Effectiveness of the Registration Statement

Your brokerage firm may require that you have funds or securities in your brokerage account with value sufficient to cover the aggregate dollar amount of your bid upon the effectiveness of our registration statement. If you do not provide the required funds or securities in your account by the required time, your bid may be rejected. We and our underwriters may elect to accept successful bids in as little as one hour after the SEC declares the registration statement effective regardless of whether bidders have deposited funds or securities in their brokerage accounts. In this case, as well as all other cases in which notices of acceptance have been sent, successful bidders would be obligated to purchase the shares allocated to them in the allocation process.

Sales to an individual will be settled through his or her account with the underwriter through which his or her bid was submitted. Sales to an institutional investor will be settled through its account with the underwriter from which it obtained a bidder ID.

The Pricing Process

The initial public offering price will be determined by us and our underwriters after the auction closes. We intend to use the auction to determine a clearing price for the initial public offering, and we may set the initial public offering price at the clearing price. The clearing price is the highest price at which all of the shares offered (including shares subject to the underwriters’ over-allotment option) may be sold to potential investors, based on bids in the master order book that have not been rejected or withdrawn at the time we and our underwriters close the auction. However, we and our underwriters have discretion to set the initial public offering price below the auction clearing price. We may do this in an effort to achieve a broader distribution of our common stock (which would be expected to occur because at a lower offering price there would be a greater number of successful bids) or to potentially limit a decline in the trading price of our shares in the period shortly following our offering relative to what might be experienced if the initial public offering price were set at the auction clearing price. However, setting the initial public offering price below the auction clearing price may not achieve this result. Even if the initial public offering price is set below the auction clearing price, the trading price of our common stock could still decline significantly after the offering. In addition, although setting the initial public offering price below the clearing price may achieve a broader distribution of our shares, it may not result in allocations of shares in our offering to specific types of investors, such as professional or institutional investors. That is because there can be no assurance that investors of one type would submit bids at different prices than investors of other types, and so broadening the number of successful bids would not necessarily change the proportion of successful bids attributable to one type of investor or another.

We caution you that our initial public offering price may have little or no relationship to the price that would be established using traditional indicators of value, such as:

•	our future prospects and those of our industry in general;

•	our sales, earnings and other financial and operating information;

•	multiples of our revenue, earnings, cash flows and other operating metrics;

•	market prices of securities and other financial and operating information of companies engaged in activities similar to ours; and

•	the views of research analysts.

You should understand that the trading price of our common stock could vary significantly from the initial public offering price. Therefore, we caution you not to submit a bid in the auction process for our offering unless you are willing to take the risk that our stock price could decline significantly.

The pricing of our initial public offering will occur after we have closed the auction and after the registration statement has been declared effective. We will announce the initial public offering price on www.netsuiteipo.com. The price will also be included in the notice of acceptance, the confirmation of sale and the final prospectus that will be sent to the purchasers of common stock in our offering.

Acceptance of Bids

If the initial public offering price is between $15.20 and $26.40 per share, which is within 20% of either the high or low end of the price range on the cover of this prospectus, the underwriters can accept all bids at or above the initial public offering price, without seeking reconfirmation of bids, by sending electronic notices of acceptance to successful bidders. As a result of the varying delivery times involved in sending emails over the Internet, some bidders may receive these notices of acceptance before others.

If the initial public offering price is not between $15.20 and $26.40 per share, then we and the underwriters will:

•	provide notice at www.netsuiteipo.com of the offering price; and

•	send an electronic notice to everyone who has an activated bidder ID or who has submitted a bid that has not been withdrawn, notifying them of the offering price.

Under these circumstances, the underwriters will require bidders to reconfirm their bids. We may also decide as a result of the foregoing to circulate a revised prospectus and reopen the auction. In this event, bids submitted may be accepted immediately upon their being submitted by you since more than an hour may have passed since the effectiveness of the Registration Statement.

You should be aware that the underwriters will accept successful bids by sending an electronic notice of acceptance, and bidders who submitted successful bids will be obligated to purchase the shares allocated to them regardless of (1) whether such bidders are aware that the registration statement has been declared effective or (2) whether they are aware that the electronic notice of acceptance of that bid has been sent. Once the underwriters have accepted a bid by sending out an electronic notice of acceptance, they will not cancel or reject any such bid. The issuer and the underwriters will rely on your bid in setting the public offering price and in sending notices of acceptance to successful bidders. As a result, you will be responsible for paying for all of the securities that are finally allocated to you, at the public offering price.

The Allocation Process

Once the initial public offering price has been determined, we and our underwriters will begin the allocation process. All investors who have bid at or above the initial public offering price, and whose bids were not rejected or withdrawn, will receive an allocation of shares in our offering at the initial public offering price.

If the initial public offering price is equal to the auction clearing price, all successful bidders will be offered share allocations that are equal or nearly equal to the number of shares subject to their successful bids. Therefore, we caution you against submitting a bid that does not accurately represent the number of shares of our common stock that you are willing and prepared to purchase, as bidders who submitted successful bids will be obligated to purchase the shares allocated to them. Furthermore, neither we nor our underwriters will be obligated to inform you that we have rejected your bids.

In the event that the number of shares represented by successful bids exceeds the number of shares we and the selling stockholders are offering, the offered shares will need to be allocated across the successful bidder group. We will allocate the shares among successful bids on a pro rata basis based on the following rules:

•

the pro rata allocation percentage will be determined by dividing the number of shares we and the selling stockholders are offering (including shares subject to the underwriters’ over-allotment option) by the number of shares subject to successful bids; and

•

each bidder who has a successful bid will be allocated a number of shares equal to the pro rata allocation percentage multiplied by the number of shares subject to the successful bid, rounded to the nearest whole number of shares, except that, to the extent possible, each allocation of 100,000 or more shares will be rounded to the nearest 100 shares.

The following hypothetical example illustrates how pro rata allocation might work in practice:

Assumptions
Shares Offered	20,000

Total Shares Subject to Successful Bids	21,200

Pro Rata Allocation Percentage	94.34%

Successful Bidder	Shares Subject to Successful Bid	Pro Rata Allocation
A	100	94
B	2,100	1,981
C	4,000	3,774
D	4,500	4,245
E	5,000	4,717
F	5,500	5,189

Totals	21,200	20,000

Following the allocation process, our underwriters will provide successful bidders with a final prospectus and confirmations that detail their purchases of shares of our common stock and the purchase price. The final prospectus will be delivered electronically, and confirmation will be delivered by regular mail, facsimile, email or other electronic means. Successful bidders can expect to receive their allocated shares in their brokerage accounts three or four business days after the final offering price is established by us and the underwriters.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $115.9 million, assuming an initial public offering price of $20.50 per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we expect to pay. If the underwriters’ option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $126.8 million. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders. The selling stockholders include our chief executive officer, the chairman of our board of directors and chief technology officer, and certain other members of our management.

A $1.00 increase or decrease in the assumed initial public offering price of $20.50 per share would increase or decrease our net proceeds from this offering by approximately $5.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we expect to pay.

We plan to use the net proceeds of the offering to retire the outstanding balance on the secured line of credit with Tako Ventures, for capital expenditures of approximately $10 million to $15 million, including the purchase of property, plant and equipment and the addition of a second data center facility, and for working capital and other general purposes, including the expansion of our business internationally. As of September 30, 2007, the amount outstanding on the Tako Ventures line of credit was $8.0 million. The interest rate on the line of credit is equal to the prime rate plus 1% per annum, or 8.75% as of September 30, 2007, and the maturity date is February 28, 2008. We may also use a portion of the net proceeds from the offering to acquire other businesses, products or technologies. We do not, however, have agreements or commitments for any specific acquisitions at this time.

Pending use of the net proceeds from this offering, we intend to invest the remaining net proceeds in short-term, interest-bearing investment grade securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common or preferred equity. We currently do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007:

•	on an actual basis;

•

on a pro forma basis after giving effect to (i) a 1-for-20 reverse stock split of our common stock and convertible preferred stock effected on December 4, 2007 and (ii) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 44,676,597 shares of common stock immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis reflecting the adjustment noted for the pro forma column above and (i) our sale of 6,200,000 shares of common stock in this offering at an assumed initial public offering price of $20.50 per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us, (ii) the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering, and (iii) the repayment of the outstanding balance on the secured line of credit, which was $8.0 million as of September 30, 2007.

The pro forma as adjusted information set forth in the table below is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read this table in conjunction with the sections titled “Selected Condensed Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2007
	Actual	Pro Forma	Pro Forma As Adjusted
	(In thousands, except share and per share data)

Total debt from related party	$8,014	$8,014	$—

Minority interest	1,568	1,568	1,568
Series A through H convertible preferred stock $0.01 par value per share, 35,317,170 shares authorized, 33,847,061 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	125,654	—	—

Stockholders’ deficit:
Undesignated preferred stock, $0.01 par value per share; no shares authorized, issued or outstanding, actual and pro forma; 25,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—	—
Common stock, $0.01 par value per share; 100,000,000 shares authorized; 8,477,356 shares issued and outstanding, actual, excluding 156,731 shares subject to repurchase; 100,000,000 shares authorized, 53,153,975 shares issued and outstanding, pro forma, excluding 156,731 shares subject to repurchase; and 500,000,000 shares authorized, 59,510,706 shares issued and outstanding pro forma as adjusted	6,304	532	594
Additional paid-in capital	59,080	190,506	306,366
Accumulated other comprehensive income	73	73	73
Accumulated deficit	(241,609)	(241,609)	(241,609)

Total stockholders’ equity/(deficit)	(176,152)	(50,498)	65,424

Total capitalization	$(40,916)	$(40,916)	$66,992

A $1.00 increase or decrease in the assumed initial public offering price of $20.50 per share would increase or decrease each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization by approximately $5.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions that we expect to pay.

This table excludes the following shares:

•	6,908,841 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2007, at a weighted average exercise price of $4.05 per share;

•	9,522 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2007, at a weighted average exercise price of $7.88 per share; and

•

3,568,492 shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of 1,193,492 shares of common stock reserved for issuance under our 1999 Stock Plan and 2,375,000 shares of common stock reserved for issuance under our 2007 Equity Incentive Plan.

See the section titled “Management—Employee Benefit Plans” for a description of our equity plans.

DILUTION

As of September 30, 2007, we had a net tangible book deficit of $193.2 million. Net tangible book deficit represents the amount by which our total liabilities (including $125.7 million of convertible preferred stock) exceed our total tangible assets. As of September 30, 2007, our pro forma net tangible book value per share was approximately negative $67.5 million, or negative $1.27 per share, which is based on 53,310,706 shares of common stock outstanding on a pro forma basis after giving effect to (i) a 1-for-20 reverse stock split of our common stock and convertible preferred stock effected on December 4, 2007 and (ii) the conversion of all outstanding shares of our convertible preferred stock into 44,676,597 shares of common stock effective upon the completion of this offering.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of 6,200,000 shares of common stock in this offering at an assumed initial public offering price of $20.50 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses that we expect to pay, our pro forma net tangible book value as of September 30, 2007 would have been approximately $48.4 million, or $0.81 per share. This represents an immediate increase in net tangible book value of $2.08 per share to existing stockholders and an immediate dilution in net tangible book value of $19.69 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$20.50
Pro forma net tangible book value per share as of September 30, 2007	$(1.27)
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering	2.08

Pro forma net tangible book value per share after this offering		0.81

Dilution in pro forma net tangible book value per share to investors in this offering		$19.69

A $1.00 increase or decrease in the assumed initial public offering price of $20.50 per share would increase or decrease our pro forma net tangible book value per share after this offering by $0.10 per share and dilution in pro forma net tangible book value to new investors by $0.90 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma net tangible book value per share after this offering would be $0.99 per share, the increase in pro forma net tangible book value per share to existing stockholders would be $2.26 per share and the dilution to new investors purchasing shares in this offering would be $19.51 per share.

The following table presents, on the same pro forma basis described above as of September 30, 2007, the differences between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share, based on an assumed initial public offering price of $20.50 per share:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	53,310,706	90%	$132,336,000	51%	$2.48
New stockholders	6,200,000	10	127,100,000	49	20.50

Totals	59,510,706	100%	$259,436,000	100%

If the underwriters exercise their over-allotment option in full, our existing stockholders would own 89% and our new investors would own 11% of the total number of shares of our common stock outstanding upon completion of this offering.

As of September 30, 2007, there were options outstanding to purchase a total of 6,908,841 shares of common stock at a weighted average exercise price of $4.05 per share. In addition, as of September 30, 2007, there were warrants outstanding to purchase 9,522 shares of common stock at a weighted average exercise price of $7.88 per share. The above discussion and table assumes no exercise of stock options or warrants outstanding as of September 30, 2007. If all of these options and warrants were exercised:

•	pro forma net tangible book value per share after this offering would increase from $48.4 million to $76.5 million, resulting in dilution to new investors of $19.35 per share;

•

our existing stockholders, including the holders of these options and warrants, would own 91% and our new investors would own 9% of the total number of shares of our common stock outstanding upon completion of this offering; and

•

our existing stockholders, including the holders of these options and warrants, would have paid 56% of total consideration, at an average price per share of $2.66, and our new investors would have paid 44% of total consideration.

See the section titled “Management—Employee Benefit Plans” for a description of our equity plans.

SELECTED CONDENSED CONSOLIDATED FINANCIAL DATA

You should read the following selected condensed consolidated historical financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included in this prospectus. The selected condensed consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes included in this prospectus.

We derived the statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the balance sheet data as of December 31, 2005 and 2006 from our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. We derived the balance sheet data as of December 31, 2004 from our audited consolidated financial statements and related notes which are not included in this prospectus. We derived the statements of operations data for the years ended December 31, 2002 and 2003 and the balance sheet data as of December 31, 2002 and 2003 from our unaudited statements of operations and balance sheets that are not included in this prospectus. We derived the statements of operations data for the nine months ended September 30, 2006 and 2007 and the balance sheet data as of September 30, 2007 from our unaudited consolidated financial statements and related notes, which are included elsewhere in this prospectus. Historical results for any prior period are not necessarily indicative of future results for any period.

The pro forma basic and diluted net loss per common share data for the fiscal year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007 reflect the conversion of our convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance. See Note 7 of “Notes to Consolidated Financial Statements” for an explanation of the method used to determine the number of shares used in computing pro forma basic and diluted net loss per common share.

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(In thousands, except per share data)
Condensed Consolidated Statements of Operations Data:
Revenue	$3,136	$8,345	$17,684	$36,356	$67,202	$47,013	$76,807
Cost of revenue(1)	5,280	5,871	8,191	15,607	22,993	16,458	24,183

Gross profit (loss)	(2,144)	2,474	9,493	20,749	44,209	30,555	52,624

Operating expenses:
Product development(1)	6,424	7,507	8,016	24,780	20,690	15,270	18,713
Sales and marketing(1)	9,864	15,415	26,963	39,179	43,892	31,685	41,906
General and administrative(1)	3,485	2,181	3,068	13,685	14,619	10,482	12,297

Total operating expenses	19,773	25,103	38,047	77,644	79,201	57,437	72,916

Operating loss	(21,917)	(22,629)	(28,554)	(56,895)	(34,992)	(26,882)	(20,292)

Other income (expense), net, including the effect of minority interest and income taxes	(169)	(117)	(1)	(769)	(730)	(723)	(332)

Net loss	$(22,086)	$(22,746)	$(28,555)	$(57,664)	$(35,722)	$(27,605)	$(20,624)

Net loss per common share, basic and diluted	$(42.47)	$(43.00)	$(41.26)	$(27.99)	$(6.42)	$(5.08)	$(2.60)

Weighted average number of shares used in computing basic and diluted net loss per common share	520	529	692	2,060	5,567	5,434	7,922

Pro forma net loss per common share, basic and diluted					$(0.71)		$(0.39)

Weighted average number of shares used in computing pro forma basic and diluted net loss per common share					50,244		52,599

(1) Includes stock-based compensation expense as follows:
	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(In thousands)
Cost of revenue	$—	$—	$—	$—	$19	$9	$1,520
Product development	—	—	—	14,146	8,885	6,466	8,898
Sales and marketing	—	—	—	—	75	48	2,315
General and administrative	—	—	—	8,323	6,329	4,535	3,051

Total stock-based compensation expense	$—	$—	$—	$22,469	$15,308	$11,058	$15,784

	As of December 31,					As of September 30, 2007
	2002	2003	2004	2005	2006
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,439	$99	$3,532	$1,657	$9,910	$11,485
Working capital, excluding deferred revenue	1,639	1,455	9,789	13,616	20,504	15,838
Total assets	6,695	8,166	21,970	35,178	48,053	55,896
Current and long-term debt from related party	—	—	—	7,250	7,013	8,014
Convertible preferred stock	75,889	90,785	110,694	125,654	125,654	125,654
Total stockholders’ deficit	(75,916)	(98,643)	(127,030)	(162,642)	(177,267)	(176,152)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with “Selected Condensed Consolidated Financial Data,” and our financial statements and accompanying notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth under “Risk Factors,” “Forward-Looking Statements” and elsewhere in this prospectus. All forward-looking statements in this document are based on information available to us as of the date hereof and we assume no obligation to update any such forward-looking statements.

Overview

We provide an on-demand suite of integrated business management software services to SMBs and divisions of large companies. Our offerings consist of a single application suite that provides ERP, CRM and e-commerce functionality. We also offer technical support and professional services related to our suite. We deliver our suite over the Internet as a subscription service using the SaaS model. We were incorporated in California in September 1998 and reincorporated in Delaware in November 2007. In 1999, we released our first application, NetLedger, which focused on accounting applications. We then released e-Commerce functionality in 2000 and CRM and sales force automation functionality in 2001. In 2002, we released our next generation suite under the name NetSuite to which we have regularly added features and functionality.

Our revenue has increased from $17.7 million in 2004 to $67.2 million in 2006. For the nine months ended September 30, 2007, our revenue was $76.8 million. For the year ended December 31, 2006 and the nine months ended September 30, 2007, we had net losses of $35.7 million and $20.6 million, respectively. As of September 30, 2007, our accumulated deficit was $241.6 million.

We generate sales directly through our sales team and, to a lesser extent, indirectly through channel partners. As of September 30, 2007, we had over 5,400 active customers, which we define as companies that have used our service within the past quarter. We sell our service to customers across a broad spectrum of industries, and have tailored our service for wholesalers/distributors, services companies and software companies. The primary target customers for our service are SMBs, which we define as companies with up to 1,000 employees. An increasing percentage of our customers and our revenue has been derived from larger businesses within this market. For the year ended December 31, 2006 and the nine months ended September 30, 2007, we did not have any single customer that accounted for greater than 3% of our revenue.

We sell our suite pursuant to subscription agreements. The duration of these agreements has evolved over time. Prior to 2006, the majority of our revenue was derived from customers who had entered into multi-year agreements. Beginning in 2006, we decided to transition most of our customer agreements to one-year agreements because we believe one-year agreements are more customary in our industry, align more with customer preferences and provide us with a more predictable sales compensation structure. We rely on a large percentage of our customers to renew their agreements to drive our revenue growth. Our customers have no obligation to renew their subscriptions after the expiration of their subscription period. As of September 30, 2007, we had deferred revenue of $73.9 million, which represents amounts that have been invoiced to customers and not yet recognized as revenue, not the entire value of the contract.

We expect our product development costs to continue to increase in absolute dollars as we intend to expand and enhance our application suite. Although we expect our cost of revenue and operating expenses to remain relatively stable as a percentage of revenue, we expect that they may vary period-to-period.

Our subscription agreements provide service level commitments of 99.5% uptime on a monthly basis, excluding scheduled maintenance. The failure to meet this level of service availability may require us to credit qualifying customers up to the value of an entire month of their subscription and support fees. In light of our historical experience with meeting our service level commitments, we do not currently have any reserves on our balance sheet for these commitments.

In 2007, we began to collect sales tax from our customers and remit such taxes in states where we believe we are required to do so. However, additional states or local jurisdictions may seek to impose sales or other tax collection obligations on us, including for past sales by us or our resellers and other channel partners. We have accrued amounts for those states and local jurisdictions where our obligation to pay sales tax on past sales was deemed probable and estimable.

For the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007, the percentage of our revenue generated outside of North America was 4%, 11%, 14% and 17%, respectively. As part of our overall growth, we expect the percentage of our revenue generated outside of North America to continue to increase as we invest in and enter new markets.

We do not experience significant pricing pressure from competitors that offer a similar on-demand, integrated business management suite. We do experience some competitive pricing pressure where our products are compared with solutions that offer more limited functionality, address a narrower range of customer needs, or are not fully integrated (for example, when compared with e-commerce or CRM stand-alone solutions). In addition, since we sell primarily to SMBs, we also face pricing pressure in terms of the more limited financial resources or budgetary constraints of many of our target customers.

In March 2006, we formed a subsidiary, NetSuite Kabushiki Kaisha, or NetSuite KK, to exclusively market and sell our on-demand application suite in Japan. On March 8, 2006, we and NetSuite KK entered into a reseller agreement, a development fund agreement and an investment agreement with Transcosmos, Inc., or TCI. Under the terms of these agreements, TCI paid us $16.5 million, including refundable prepaid royalties of $1.5 million, the unused portions of which are refundable upon the termination or expiration of the agreements, to acquire distribution rights in Japan for three years, a 20% stake in NetSuite KK, and to fund non-recoverable expenses related to localization of our on-demand application service in Japan. On October 20, 2006, we and NetSuite KK entered into similar agreements with Miroku Jyoho Service Ltd., or MJS. Under the terms of these agreements, MJS paid us $4.1 million, including refundable prepaid royalties of $394,000, the unused portions of which are refundable upon the termination or expiration of the agreements, to acquire distribution rights in Japan for five years, a 5% equity stake in NetSuite KK, and to fund non-recoverable expenses related to localization of our on-demand application service in Japan. As localization of the Japanese on-demand application suite was completed in the three months ended September 30, 2007, we recognized $426,000 in revenue related to these agreements in the three months ending September 30, 2007. In the three months ending December 31, 2007 and for each of the quarters in 2008, we expect to recognize $1.5 million in revenue related to these agreements. See Note 2 to our Consolidated Financial Statements for a further description of NetSuite KK.

During our review of our financial statements for the three and six months ended June 30, 2007, we and our independent registered public accounting firm identified a material weakness in our internal controls. The material weakness relates to the need for additional finance and accounting personnel who possess the skill sets necessary to operate and report as a public company. We have recruited and are continuing to recruit additional finance and accounting personnel to address this observation. We believe we have made progress in addressing this material weakness and expect to complete the remediation in the next three to six months. We do not expect the costs of remediating the material weakness to be material.

For the three months ended June 30, 2007, we incurred non-cash expenses of $1.3 million in connection with the acceleration of vesting of certain options held by two of our named executive officers that were subject to variable accounting. Based upon this acceleration of vesting with respect to these options we will no longer incur stock-based compensation expense related to these options, which was $1.5 million and $0.4 million for the three months ended March 31, 2007 and June 30, 2007, respectively. We will, however, continue to have stock-based compensation expense for all grants issued subsequent to January 1, 2006 under SFAS No. 123(R) and certain grants issued prior to January 1, 2006 under APB Opinion No. 25. During the remainder of 2007 and in 2008, we expect to incur additional expenses in connection with our international expansion, the localization of our service in new locations and the opening of a second data center facility.

Key Business Metrics

We use our own service to run our business and make extensive use of dashboards and key performance indicators to monitor our operations. Along with the traditional financial and operational metrics companies use to monitor their business, we also track the following:

New Customer Metrics. Our goal is to attract new customers and ensure they become active users of our application suite. We closely monitor the key metrics related to new customer acquisitions, including the number of new customers, average annual contract value of each new customer, average size by employee and business type. Recently, our new customers have been larger on average, both in terms of employee size and contract value, than our historical installed base.

Existing Customer Metrics. Our goal is to minimize our revenue churn and to sell additional subscriptions and services to our existing customers. We track the amount of revenue associated with non-renewing customers, which we refer to as revenue churn. In addition, we track the number of customers that did not renew. Historically, our smallest customers, those with less than 10 employees, have a lower renewal rate than the rest of our customer base, although these customers represent a small percentage of our revenue. Our existing customers typically purchase additional user subscriptions and modules, or upgrades from our entry-level versions of our suite. Customers who renew their subscriptions for our service do not typically purchase the same amount of professional services in subsequent subscription periods as in their initial subscription period. Revenue from renewing customers, however, has typically increased as they purchase additional subscriptions or modules. On an annual basis, these increases have more than offset the decrease in revenue resulting from these customers no longer having to purchase implementation services, as well as the revenue we lose due to other customers not renewing subscriptions.

NetSuite Platform Utilization. Our suite enables our active customers to extend their NetSuite account to their customers, vendors and partners in a variety of ways often at no additional charge. For example, via the NetSuite Customer Center, our customers can allow their customers to log into NetSuite to place orders. The NetSuite Partner Center allows our customers to extend NetSuite to their selling partners. With our website and webstore capabilities, companies that use NetSuite for e-commerce can offer their products and services to anyone who finds their website. Because of these capabilities, many more individuals log into NetSuite customer accounts than we charge to use the product, and we track this utilization to measure the use of NetSuite by our customers’ value chain and the scalability of our system.

Other Metrics. Two of the key operational metrics that we monitor are service uptime and customer satisfaction. Service uptime is a measure of the percentage of time that our service is available to our customers, excluding scheduled maintenance periods. The principal measure of customer satisfaction we use is our customers’ willingness to recommend our service to other companies based on ongoing customer surveys we conduct.

Key Components of Our Results of Operations

Revenue

We generate revenue from the sale of subscriptions and our services. In most instances, revenue is generated under sales agreements with multiple elements which are comprised of subscription fees from customers accessing our on-demand application service and professional services and customer support.

We have determined that we do not have objective and reliable evidence of fair value for each element of our sales agreements that contain a subscription to our on-demand application suite and customer support and professional services or both. As a result, the elements within our multiple-element sales agreements do not qualify for treatment as separate units of accounting. Accordingly, we account for fees received under multiple element arrangements as a single unit of accounting and recognize the entire arrangement ratably over the term of the related agreement, commencing upon the later of the agreement start date or when all revenue recognition criteria have been met.

We generally invoice our customers in advance in annual or quarterly installments, and typical payment terms provide that our clients pay us within 30 to 60 days of invoice. Amounts that have been invoiced where the customer has a legal obligation to pay are recorded in accounts receivable and deferred revenue. Prior to 2006, the majority of our revenue was derived from customers who had entered multi-year agreements. Beginning in 2006, we no longer provided incentives to our sales force to sign customers to multi-year agreements.

Cost of Revenue

Cost of revenue primarily consists of costs related to hosting our on-demand application suite, providing customer support, data communications expenses, salaries and benefits of operations and support personnel, software license fees, costs associated with website development activities, allocated overhead, amortization expense associated with capitalized internal use software and related plant and equipment depreciation and amortization expenses. We allocate overhead such as rent, information technology costs and employee benefit costs to all departments based on headcount. As such, general overhead expenses are reflected in each cost of revenue and operating expense category. The cost associated with providing professional services is significantly higher as a percentage of revenue than the cost associated with delivering our on-demand subscription service due to the labor costs associated with providing professional services.

We expect cost of revenue to remain relatively stable as a percentage of revenue; however, it could fluctuate period-to-period depending on the growth of our professional services business and any associated increased costs relating to the delivery of professional services and the timing of significant expenditures. We expect to add a second data center in 2008, which will increase our cost of revenue. We may also incur additional expenses associated with the acquisition of additional database software licenses in 2008.

Operating Expenses

We classify our operating expenses as follows:

Product Development. Product development expenses primarily consist of personnel and related costs for our product development employees and executives, including salaries, employee benefits and allocated overhead. Our product development efforts have been devoted primarily to increasing the functionality and enhancing the ease-of-use of our on-demand application suite. A key component of our strategy is to expand our business internationally. This will require us to conform our application to comply with local regulations and languages, which will cause us to incur additional expenses related to translation and localization of our application for use in other countries. We expect product development expenses to increase in absolute terms as we extend our service offerings in other countries and develop new technologies, but such expenses may vary due to the timing of these offerings and technologies.

Sales and Marketing. Sales and marketing expenses primarily consist of personnel and related costs for our sales and marketing employees and executives, including wages, benefits, bonuses and commissions, commissions paid to our channel partners, the cost of marketing programs such as on-line lead generation, promotional events and webinars, and allocated overhead. We market and sell our suite worldwide through our direct sales organization and indirect distribution channels such as strategic resellers. We capitalize and amortize our direct and channel sales commissions over the period the related revenue is recognized. The commission expense for customer renewals is at lower rates than for sales to new customers. As such, we expect our commission expense to decline as a percentage of revenue going forward as a larger percentage of our recognized revenue is expected to result from customer renewals. We intend to continue to invest in sales and marketing to pursue new customers and expand relationships with existing customers. Our sales and marketing expenses have increased in absolute dollars although they have decreased as a percentage of total revenue over the past three years. We expect our sales and marketing expenses to continue to increase in absolute dollars for the foreseeable future.

General and Administrative. General and administrative expenses primarily consist of personnel and related costs for executive, finance, human resources and administrative personnel, professional fees and other corporate expenses and allocated overhead. We expect our general and administrative expenses to increase in absolute dollars as we expand our business and incur additional costs associated with being a public company, including higher legal, insurance and financial reporting expenses, and the additional costs to achieve and maintain compliance with Section 404 of the Sarbanes-Oxley Act. We will be required to comply with Section 404 for the year ended December 31, 2008.

Income Taxes

Since inception, we have incurred annual operating losses and, accordingly, have not recorded a provision for income taxes for any of the periods presented other than provisions for minimum and foreign income taxes. As of December 31, 2006, we had net operating loss carryforwards for federal and state income tax purposes of approximately $149.1 million and $109.1 million, respectively. We also had federal and state research and development tax credit carryforwards of approximately $3.6 million and $2.6 million, respectively. Realization of deferred tax assets depends upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, we have offset all of our net deferred tax assets by a valuation allowance. If not utilized, our federal net operating loss and tax credit carryforwards will begin to expire in 2018, and our state net operating losses will begin to expire in 2008. Our state tax credit carryforwards will carry forward indefinitely if not utilized. While not currently subject to an annual limitation, the utilization of these carryforwards may become subject to an annual limitation because of provisions in the Internal Revenue Code of 1986, as amended, that are applicable if we experience an “ownership change,” which may occur, for example, as a result of this offering or other issuances of stock.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. In many instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period-to-period. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application, while in other cases, management’s judgment is required in selecting among available alternative accounting standards that allow different accounting treatment for similar transactions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. Our management has reviewed these critical accounting policies, our use of estimates and the related disclosures with our audit committee.

Revenue Recognition

We generate revenue from the sale of subscriptions and our services. In most instances, revenue is generated under sales agreements with multiple elements, which are comprised of subscription fees from customers accessing our on-demand application suite, professional services associated with consultation services and customer support. Our sales agreements have contract terms ranging from one to three years in length. Our services do not provide our customers the right to take possession of the software supporting the on-demand application service at any time.

We provide our software as a service, and follow the provisions of the SEC Staff Accounting Bulletin No. 104, “Revenue Recognition,” or SAB No. 104, and FASB Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” or EITF No. 00-21. We commence revenue recognition when all of the following conditions are met:

•	there is persuasive evidence of an arrangement;

•	the service is being provided to the customer;

•	the collection of the fees is probable; and

•	the amount of fees to be paid by the customer is fixed or determinable.

In applying the provisions of EITF No. 00-21, we have determined that we do not have objective and reliable evidence of fair value for each element of our sales agreements that contain a subscription to our on-demand application suite and customer support, professional services or both. As a result, the elements within our multiple-element sales agreements do not qualify for treatment as separate units of accounting. Therefore, we account for fees received under our agreements that contain multiple elements as a single unit of accounting and recognize the entire arrangement ratably over the term of the related agreement, commencing upon the later of the agreement start date or when all revenue recognition criteria have been met. Amounts that have been invoiced are initially recorded in accounts receivable and deferred revenue.

Deferred revenue consists of billings or payments received in advance of revenue recognition and is recognized as the revenue recognition criteria are met. Amounts are recorded as deferred revenue and accounts receivable when we have a legal right to enforce the contract. We generally invoice our customers annually or in quarterly installments. Accordingly, the deferred revenue balance does not represent the total contract value of annual or multi-year, non-cancelable subscription agreements. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current deferred revenue and the remaining portion is recorded as non-current deferred revenue.

Internal Use Software and Website Development Costs

In accordance with EITF No. 00-2, “Accounting for Web Site Development Costs,” and EITF No. 00-3, “Application of AICPA Statement of Position, or SOP, No. 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware,” we apply AICPA SOP No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” The costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Capitalized costs are recorded as part of property and equipment. Training costs are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life, generally three years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. There were no impairments to internal use software during the years ended December 31, 2004, 2005 or 2006 or the nine months ended September 30, 2007.

Deferred Commissions

We capitalize commission costs that are incremental and directly related to the acquisition of customer contracts. Commission costs are accrued and capitalized upon execution of the sales contract by the customer. Payments to sales personnel are made shortly after the receipt of the related customer payment. Deferred commissions are amortized over the term of the related non-cancelable customer contract and are recoverable through the related future revenue streams. We believe this is the preferable method of accounting as the commission costs are so closely related to the revenue from the customer contracts that they should be charged to expense over the same period that the related revenue is recognized.

Accounting for Stock-Based Compensation

Prior to January 1, 2006, we accounted for stock-based compensation for equity grants made to our officers, directors and employees under the provisions of Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25, and elected to follow the disclosure-only alternative prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” Under APB No. 25, stock-based employee and director compensation arrangements were accounted for using the intrinsic-value method based on the difference, if any, between the estimated fair value of our common stock and the exercise price on the date of grant. Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R, “Share-Based Payment,” or SFAS No. 123R, using the prospective transition method, which requires us to apply the provisions of SFAS No. 123R only to new awards granted, and to awards modified, repurchased or cancelled, after the adoption date. Under this transition method, stock-based compensation expense recognized beginning January 1, 2006 is based on the grant date fair value of stock option awards granted or modified after January 1, 2006. Estimates are used in determining the fair value of such awards. Changes in these estimates could result in changes to our stock-based compensation expense. As a result of adopting SFAS No. 123R on January 1, 2006, our net loss for 2006 was $120,000 higher than if we had continued to account for stock-based compensation under APB No. 25.

For all periods, we granted employees options to purchase shares of common stock at exercise prices equal to the fair value of the underlying common stock at the time of grant, as determined by our board of directors. To determine the fair value of our common stock, our board of directors considered many factors, including:

•	our current and historical operating performance;

•	our expected future operating performance;

•	our financial condition at the grant date;

•	the liquidation rights and other preferences of our preferred stock;

•	any recent privately negotiated sales of our securities to independent third parties;

•	our then-current book value per share;

•	input from management;

•	the lack of marketability of our common stock;

•	the potential future marketability of our common stock; and

•	the business risks inherent in our business and in high technology companies generally.

Between February and May 2007, there were third-party sales of our common stock at $11.85 and $12.45 per share. Shares were purchased by Meritech Capital Partners, a venture capital firm, and Craig Ramsey, investors with significant experience investing in late stage ventures or on-demand software companies. See the section titled “Certain Relationships and Related Party Transactions—Transactions with Executive Officers and Directors” for a description of these third party sales.

In accordance with the AICPA Practice Aid “Valuation of Privately Held Company Equity Securities Issued as Compensation,” a third-party transaction between a willing buyer and a willing seller is the best indication of the fair value of an enterprise. As such, we have utilized these most recent third-party transactions in determining the fair value of options granted in periods subsequent to these sales. In addition, we reassessed for accounting purposes the fair value of option grants in 2006 and 2007 in light of these sales. As a result of this reassessment, we determined that the fair value for accounting purposes for these grants should be revised as follows:

Grant Date	Options Granted	Exercise Price Per Share and Original Fair Value	Reassessed Fair Value
April 28, 2006	37,886	$6.00	$6.40
July 26, 2006	50,450	7.00	7.80
November 21, 2006	161,942	7.00	9.00
January 2, 2007	246,461	7.00	11.00
April 11, 2007	58,850	12.40	12.40
June 28, 2007	1,289,785	12.40	12.40
November 28, 2007	213,525	13.50	13.50
December 12, 2007	876,159	14.50	14.50
December 13, 2007	57,314	14.50	14.50

Revised stock-based compensation expenses were calculated using the same assumptions for term, volatility, annual rate of dividends and discount rate as when originally calculated and these amounts have been recorded in our financial statements. As of September 30, 2007, we had $4.5 million of unrecognized compensation costs, adjusted for estimated forfeitures, related to non-vested stock option awards granted after January 1, 2006, which are expected to be recognized over a weighted-average period of 3.5 years.

On June 20, 2007, our compensation committee accelerated the vesting of options to purchase 65,861 shares and 333,434 shares held by Messrs. Nelson and Goldberg, respectively. These shares represented all of the unvested shares remaining under the options granted to Messrs. Nelson and Goldberg on May 17, 2005. As a result of the acceleration of vesting of these options, there was a one-time stock-based compensation charge of $1.3 million in the three months ended June 30, 2007 and these options will no longer be subject to variable accounting or cause us to incur stock-based compensation expenses for these grants in future periods.

On June 28, 2007, we granted an aggregate of 1,289,785 options to our employees, of which 942,912 were fully vested upon grant. These option grants were the first option grants received by the majority of our employees since 2005. In connection with these grants, we incurred a stock-based compensation expense of $5.7 million for the three months ended June 30, 2007.

Results of Operations

The following tables set forth our results of operations for the specified periods and as a percentage of our revenue for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

Condensed Consolidated Statements of Operations

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(In thousands)
Revenue	$17,684	$36,356	$67,202	$47,013	$76,807
Cost of revenue(1)	8,191	15,607	22,993	16,458	24,183

Gross profit	9,493	20,749	44,209	30,555	52,624

Operating expenses:
Product development(1)	8,016	24,780	20,690	15,270	18,713
Sales and marketing(1)	26,963	39,179	43,892	31,685	41,906
General and administrative(1)	3,068	13,685	14,619	10,482	12,297

Total operating expenses	38,047	77,644	79,201	57,437	72,916

Operating loss	(28,554)	(56,895)	(34,992)	(26,882)	(20,292)

Other income (expense), net, including the effect of minority interest and provision for income taxes	(1)	(769)	(730)	(723)	(332)

Net loss	$(28,555)	$(57,664)	$(35,722)	$(27,605)	$(20,624)

Net loss per common share, basic and diluted	$(41.26)	$(27.99)	$(6.42)	$(5.08)	$(2.60)

Weighted average number of shares	692	2,060	5,567	5,434	7,922

Pro forma net loss per common share			$(0.71)		$(0.39)

Weighted average number of share used for pro forma			50,244		52,599

(1) Includes stock-based compensation expense as follows:
	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(In thousands)
Cost of revenue	$—	$—	$19	$9	$1,520
Product development	—	14,146	8,885	6,466	8,898
Sales and marketing	—	—	75	48	2,315
General and administrative	—	8,323	6,329	4,535	3,051

Total stock-based compensation expense	$—	$22,469	$15,308	$11,058	$15,784

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(In thousands)
Revenue(1)	100%	100%	100%	100%	100%
Cost of revenue	46%	43%	34%	35%	31%

Gross profit	54%	57%	66%	65%	69%

Operating expenses:
Product development	45%	68%	31%	32%	24%
Sales and marketing	152%	108%	65%	67%	55%
General and administrative	17%	38%	22%	22%	16%

Total operating expenses	215%	214%	118%	122%	95%

Operating loss	(161)%	(156)%	(52)%	(57)%	(26)%

Other income (expense), net, including the effect of minority interest and provision for income taxes	—%	(2)%	(1)%	(2)%	(0)%

Net loss	(161)%	(159)%	(53)%	(59)%	(27)%

(1) Due to rounding to the nearest percent, totals may not equal the sum of the line items in the table above.

Nine Months Ended September 30, 2006 and 2007

Revenue

	Nine Months Ended September 30,
	2006	2007
	(In thousands)
Revenue	$47,013	$76,807

Revenue was $76.8 million for the nine months ended September 30, 2007, compared to $47.0 million for the same period a year ago, an increase of $29.8 million or 63%.

Of this increase, $16.7 million, or 56%, represents an increase in revenue recognized from customers acquired in prior periods, primarily as a result of existing customers purchasing additional user subscriptions and modules as well as to a lesser extent the recognition in the first nine months of 2007 of revenue under contracts with customers acquired late in 2006 in accordance with our deferred revenue policies.

The remaining $13.1 million of the increase, or 44%, represents revenue recognized from customers acquired during the first nine months of 2007. The $13.1 million in revenue from new customers represents a $3.8 million, or 41%, increase from revenue of $9.3 million recognized from new customers acquired during the first nine months of 2006. This increase in revenue from new customers for the first nine months of 2007 as compared with the same period a year ago reflects a 47% increase in the average revenue recognized per new customer in the first nine months of 2007 as compared to the average revenue recognized per new customer in the first nine months of 2006 due to these new customers adopting more elements of our service in 2007 and to their broader adoption of specific vertical industry solutions that are more costly.

In addition, the increases described above reflect an increase in sales to international customers from $6.4 million, or 14% of revenue, to $13.4 million, or 17% of revenue.

Cost of revenue and gross profit

	Nine Months Ended September 30,
	2006	2007
	($ in thousands)
Revenue	$47,013	$76,807
Cost of revenue	16,458	24,183

Gross profit	$30,555	52,624

Gross margin	65%	69%

Cost of revenue was $24.2 million, or 31% of revenue, for the nine months ended September 30, 2007, compared to $16.5 million, or 35% of revenue, for the same period a year ago, an increase of $7.7 million or 47%. The increase in cost of revenue was due primarily to a $5.5 million increase in personnel costs, a $0.6 million increase in external costs associated with delivering professional services, and a $0.9 million increase in data center expenses resulting from adding capacity. Of the $5.5 million in personnel related costs, $1.5 million related to an increase in stock-based compensation expense and the remainder is associated with increasing our professional services and customer support capacity.

Our gross margin was 69% for the nine months ended September 30, 2007 and was impacted by revenue increasing faster than cost of revenue, offset by approximately 2% for expenses associated with stock-based compensation.

Product development

	Nine Months Ended September 30,
	2006	2007
	($ in thousands)
Product development	$15,270	$18,713
% of Revenue	32%	24%

Product development expenses were $18.7 million for the nine months ended September 30, 2007, compared to $15.3 million for the same period a year ago, an increase of $3.4 million or 23%. The increase was primarily due to a $2.8 million increase in personnel costs. Of the $2.8 million in personnel-related costs, $2.4 million related to an increase in stock-based compensation expense.

Sales and Marketing

	Nine Months Ended September 30,
	2006	2007
	($ in thousands)
Sales and marketing	$31,685	$41,906
% of Revenue	67%	55%

Sales and marketing expenses were $41.9 million for the nine months ended September 30, 2007, compared to $31.7 million for the same period a year ago, an increase of $10.2 million or 32%. The increase was due primarily to a $10.0 million increase in personnel costs, offset by a $455,000 decrease in outside services. Of the $10.0 million increase in personnel costs, $5.6 million related to an increase in the amortization of deferred commissions expense and $2.3 million related to an increase in stock-based compensation expense.

General and administrative

	Nine Months Ended September 30,
	2006	2007
	($ in thousands )
General and administrative	$10,482	$12,297
% of Revenue	22%	16%

General and administrative expenses were $12.3 million for the nine months ended September 30, 2007, compared to $10.5 million for the same period a year ago, an increase of $1.8 million or 17%. The increase was due primarily to a $2.2 million increase in outside services, including $1.3 million in expenses relating to the transition to a different accounting firm, and to a $0.9 million increase in personnel costs, offset by a $1.4 million decrease in sales tax expense and a $232,000 decrease in legal expense due to one-time litigation expense in 2006. The $0.9 million in personnel related costs included a $1.5 million decrease in stock-based compensation expense. The increases in general and administrative expenses were primarily due to the incremental expense of preparing to operate as a publicly-traded company.

	Nine Months Ended September 30,
	2006	2007
	($ in thousands)
Operating loss	$(26,882)	$(20,292)
% of Revenue	(57)%	(26)%

Our operating loss was $20.3 million for the nine months ended September 30, 2007 compared to $26.9 million for the same period a year ago, a decrease of $6.6 million or 25%.

Other income (expense), net, including the effect of minority interest and income taxes

	Nine Months Ended September 30,
	2006	2007
	($ in thousands)
Interest income	$145	$96
Interest expense	(517)	(608)
Minority interest	85	376
Income taxes	(455)	(529)
Other income (expense), net	19	333

Other income (expense), net, including the effect of minority interest and income taxes	$(723)	$(332)

% of Revenue	(2)%	(0)%

Other income (expense), net, including the effect of minority interest and income taxes was an expense of $332,000 for the nine months ended September 30, 2007 compared to an expense of $0.7 million for the same period a year ago. The net expense decreased as a result of income from a minority interest in NetSuite KK of $291,000, decreased exchange rate expense of $235,000 and other income of $61,000 from a payment received in conjunction with the termination of a sublease, offset by a $91,000 increase in interest expense and a $74,000 increase in income tax expense.

Years Ended December 31, 2004, 2005 and 2006

Revenue

	Year Ended December 31,
	2004	2005	2006
	(In thousands)
Revenue	$17,684	$36,356	$67,202

2005 compared to 2006. Revenue for the year ended December 31, 2006 was $67.2 million compared to $36.4 million for the year ended December 31, 2005, an increase of $30.8 million or 85%.

Of this increase, $17.1 million, or 56%, of the increase in our revenue for the year ended December 31, 2006 compared to the year ended December 31, 2005 represents revenue recognized from customers acquired during 2006. The $17.1 million in revenue from new customers represents a $7.1 million, or 70%, increase from revenue of $10.1 million recognized from new customers acquired during 2005. This increase in revenue from new customers for 2006 as compared with the same period a year ago reflects a 71% increase in the average revenue recognized per new customer in 2006 as compared to the average revenue recognized per new customer in 2005. This increase was due to these new customers adopting more elements of our service and to their broader adoption of specific vertical industry solutions.

The remaining $13.7 million, or 44%, represents an increase in revenue recognized from customers acquired in prior periods, primarily as a result of existing customers purchasing additional user subscriptions and modules as well as to a lesser extent the recognition in 2006 of revenue under contracts with customers acquired late in 2005 in accordance with our deferred revenue policies. New sales to existing customers more than offset the lost revenue from customer churn and non-recurring professional services revenue.

In addition, the increases described above reflect an increase in sales to international customers from $4.0 million (11% of revenue) to $9.6 million (14% of revenue).

2004 compared to 2005. Revenue for the year ended December 31, 2005 was $36.4 million compared to $17.7 million for the year ended December 31, 2004, an increase of $18.7 million or 106%.

Of this increase, $10.1 million, or 54%, represents revenue recognized from customers acquired during 2005. The $10.1 million in revenue from new customers represents a $4.5 million, or 81%, increase from revenue of $5.6 million recognized from new customers acquired during 2004. This increase in revenue from new customers for 2005 as compared with the same period a year ago reflects a 30% increase in the average revenue recognized per new customer in 2005 as compared to the average revenue recognized per new customer in 2004 due to these new customers adopting more elements of our service in 2005 and to their broader adoption of specific vertical industry solutions.

The remaining $8.6 million of the increase, or 46%, represents an increase in revenue recognized from customers acquired in prior periods, primarily as a result of existing customers purchasing additional user subscriptions and modules as well as to a lesser extent the recognition in 2005 of revenue under contracts with customers acquired late in 2004 in accordance with our deferred revenue policies. New sales to existing customers more than offset the lost revenue from customer churn and non-recurring professional services revenue.

In addition, the increases described above reflect an increase in sales to international customers from $0.8 million, or 4% of revenue, to $4.0 million, or 11% of revenue.

Cost of revenue and gross profit

	Year Ended December 31,
	2004	2005	2006
	($ in thousands)
Revenue	$17,684	$36,356	$67,202
Cost of revenue	8,191	15,607	22,993

Gross profit	$9,493	$20,749	$44,209

Gross margin	54%	57%	66%

2005 compared to 2006. Cost of revenue for the year ended December 31, 2006 was $23.0 million compared to $15.6 million for the year ended December 31, 2005, an increase of $7.4 million, or 47%. The increase in cost of revenue was primarily the result of a $3.2 million increase in personnel costs, a $2.3 million increase in externally sourced professional services, a $0.5 million increase in capacity at our outsourced customer support center and a $0.9 million increase in our infrastructure costs relating to data center expansion. The increase in both internal and external professional services resources was a result of growing capacity to meet the growth of new customers and by an increase in the number of customers with more complex implementation requirements.

2004 compared to 2005. Cost of revenue for the year ended December 31, 2005 was $15.6 million compared to $8.2 million for the year ended December 31, 2004, an increase of $7.4 million, or 91%. The increase was primarily the result of a $0.8 million increase in data center capacity, a $4.4 million increase in personnel expenses and a $0.9 million increase in externally sourced professional services resources. The increase in personnel expenses was primarily due to an increase in professional service capacity to better serve the needs of our growing customer base.

Product development

	Year Ended December 31,
	2004	2005	2006
	($ in thousands)
Product development	$8,016	$24,780	$20,690
% of Revenue	45%	68%	31%

2005 compared to 2006. Product development expenses for the year ended December 31, 2006 were $20.7 million compared to $24.8 million for the year ended December 31, 2005, a decrease of $4.1 million, or 17%. The decrease in product development expenses was primarily the result of a $4.2 million decrease in personnel expenses and a $264,000 increase in the capitalization of software development costs, offset by a $285,000 increase in outsourced quality assurance costs. Of the $4.2 million decrease in personnel expenses, $5.3 million related to a decrease in stock-based compensation expense, offset by a $1.1 million increase related to additional payroll and related expenses. The overall increase in payroll and related expenses was a result of the development of enhanced application functionality and features, as well as offering our application in additional international locations.

2004 compared to 2005. Product development expenses for the year ended December 31, 2005 were $24.8 million compared to $8.0 million for the year ended December 31, 2004, an increase of $16.8 million, or 209%. The increase in product development expenses was primarily the result of a $16.2 million increase in personnel expenses, of which $14.2 million was stock-based compensation expense.

Sales and marketing

	Year Ended December 31,
	2004	2005	2006
	($ in thousands)
Sales and marketing	$26,963	$39,179	$43,892
% of Revenue	152%	108%	65%

2005 compared to 2006. Sales and marketing expenses for the year ended December 31, 2006 were $43.9 million compared to $39.2 million for the year ended December 31, 2005, an increase of $4.7 million, or 12%. The increase in sales and marketing expenses was primarily the result of an increase of $4.3 million in commission expense, and a $451,000 increase in marketing expense. The increase in commission expense is related to the increase in sales by our direct sales force.

2004 compared to 2005. Sales and marketing expenses for the year ended December 31, 2005 were $39.2 million compared to $27.0 million for the year ended December 31, 2004, an increase of $12.2 million, or 45%. The increase in sales and marketing expenses was primarily the result of a $4.0 million increase in commission expense, a $2.1 million increase in allocated and departmental overhead due to increased hiring of sales personnel in 2005 and a $6.3 million increase in personnel expenses due to increased hiring and the expansion of international sales offices.

General and administrative

	Year Ended December 31,
	2004	2005	2006
	($ in thousands)
General and administrative	$3,068	$13,685	$14,619
% of Revenue	17%	38%	22%

2005 compared to 2006. General and administrative expenses for the year ended December 31, 2006 were $14.6 million compared to $13.7 million for the year ended December 31, 2005, an increase of $0.9 million, or 7%. The increase in general and administrative expenses was the result of a $0.7 million increase in legal fees, a $332,000 increase in sales tax and a $1.3 million increase related to increased headcount and outside professional services expense in general and administrative areas offset by a $2.0 million decrease related to stock-based compensation expense. The increases in non stock-based compensation expenses are primarily due to the incremental costs of preparing to be a publicly-traded company.

2004 compared to 2005. General and administrative expenses for the year ended December 31, 2005 were $13.7 million compared to $3.1 million for the year ended December 31, 2004, an increase of $10.6 million, or

346%. The increase in general and administrative expenses was due primarily to a $9.6 million increase in personnel expenses, a $301,000 increase for sales tax and a $0.6 million increase for outside professional services expense in the general and administrative areas. Of the $9.6 million increase in personnel expenses, $8.3 million related to stock-based compensation expense.

Operating loss

	Year Ended December 31,
	2004	2005	2006
	($ in thousands)
Operating loss	$(28,554)	$(56,895)	$(34,922)
% of Revenue	(161)%	(156)%	(52)%

2005 compared to 2006. Operating losses for the year ended December 31, 2006 were $34.9 million compared to $56.9 million for the year ended December 31, 2005.

2004 compared to 2005. Operating losses for the year ended December 31, 2005 were $56.9 million compared to $28.6 million for the year ended December 31, 2004.

Other income (expense), net, including the effect of minority interest and income taxes

	Year Ended December 31,
	2004	2005	2006
	($ in thousands)
Interest income	$42	$123	$203
Interest expense	(23)	(194)	(657)
Minority interest	—	—	240
Income taxes	(84)	(399)	(643)
Other income (expense), net	64	(299)	127

Other income (expense), net, including the effect of minority interest and income taxes	$(1)	$(769)	$(730)

% of Revenue	—%	(2)%	(1)%

2005 compared to 2006. Other income (expense), net, including the effect of minority interest and income taxes for the year ended December 31, 2006 was an expense of $0.7 million compared to an expense of $0.8 million for the year ended December 31, 2005. The change in expense was primarily the result of increased interest expense of $463,000 due to an increase in borrowing against the related party line of credit and an increase in foreign income tax of $244,000, offset by a foreign exchange loss of $430,000 and income from a minority interest in NetSuite KK of $240,000.

2004 compared to 2005. Other income (expense), net, including the effect of minority interest and income taxes for the year ended December 31, 2005 was an expense of $0.8 million compared to an expense of $1,000 for the year ended December 31, 2004. The increase in expense was primarily the result of increased foreign income taxes of $315,000, increased interest expense of $172,000 related to a higher average balance on our line of credit, and increased exchange rate expense of $343,000.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly condensed consolidated statements of operations data for each of the seven quarters ended September 30, 2007 in the aggregate and as a percentage of revenue. The data has been prepared on the same basis as the audited consolidated financial statements and related notes included in this prospectus and you should read the following tables in conjunction with such financial statements. The table includes all necessary adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of this data. The results of historical periods are not necessarily indicative of future results.

	Three Months Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007
	(In thousands)
Condensed Consolidated Statements of Operations Data:
Revenue	$13,533	$15,530	$17,950	$20,189	$23,229	$25,513	$28,065
Cost of revenue(1)	4,828	5,451	6,179	6,535	6,901	8,842	8,440

Gross profit	8,705	10,079	11,771	13,654	16,328	16,671	19,625

Operating expenses:
Product development(1)	3,826	5,744	5,700	5,420	8,425	6,605	3,683
Sales and marketing(1)	10,211	10,665	10,809	12,207	12,528	15,295	14,083
General and administrative(1)	2,207	3,959	4,316	4,137	4,630	4,045	3,622

Total operating expenses	16,244	20,368	20,825	21,764	25,583	25,945	21,388

Operating loss	(7,539)	(10,289)	(9,054)	(8,110)	(9,255)	(9,274)	(1,763)

Other income (expense), net, including the effect of minority interest and provision for income taxes	(324)	(234)	(165)	(7)	(22)	(278)	(32)

Net loss	$(7,863)	$(10,523)	$(9,219)	$(8,117)	$(9,277)	$(9,552)	$(1,795)

(1) Includes stock-based compensation expense as follows:

	Three Months Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007
	(In thousands)
Cost of revenue	$—	$3	$6	$10	$95	$1,300	$125
Product development	1,022	2,689	2,755	2,419	5,304	3,337	256
Sales and marketing	11	15	22	27	43	2,226	46
General and administrative	600	1,942	1,993	1,794	1,520	1,317	215

Total stock-based compensation expense	$1,633	$4,649	$4,776	$4,250	$6,962	$8,180	$642

	Three Months Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007
Revenue(1)	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	36%	35%	34%	32%	30%	35%	30%

Gross profit	64%	65%	66%	68%	70%	65%	70%

Operating expenses:
Product development	28%	37%	32%	27%	36%	26%	13%
Sales and marketing	75%	69%	60%	60%	54%	60%	50%
General and administrative	16%	25%	24%	20%	20%	16%	13%

Total operating expenses	120%	131%	116%	108%	110%	102%	76%

Operating loss	(56)%	(66)%	(50)%	(40)%	(40)%	(36)%	(6)%

Other income (expense), net, including the effect of minority interest and income taxes	(2)%	(2)%	(1)%	—%	—%	(1)%	(0)%

Net loss	(58)%	(68)%	(51)%	(40)%	(40)%	(37)%	(6)%

(1)	Due to rounding to the nearest percent, totals may not equal the sum of the line items in the table above.

Our revenue increased in each of the quarters presented above as a result of adding new customers, as well as an increase in overall transaction size and upselling to existing customers. To date, we have not experienced any significant impact on our results of operations due to seasonality.

Cost of revenue increased in absolute dollars over the seven quarters presented to support the increase in revenue. While cost of revenue increased in absolute dollars, gross margin also increased during the five quarters ended March 31, 2007, and in the quarter ended September 30, 2007, as we realized improved economies of scale in our professional services, operations and customer support organizations. In the three months ended June 30, 2007, gross margin decreased due to one-time stock-based compensation expenses relating to options that were fully vested upon grant. We expect our gross margin to remain relatively consistent with our results for the nine months ended September 30, 2007 for the foreseeable future.

Total operating expenses increased in absolute dollars over the seven quarters ended September 30, 2007, but decreased as a percentage of revenue principally reflecting improved productivity in our sales organization. In the three months ended June 30, 2007, total operating expenses increased in absolute dollars and as a percentage of revenue due to one-time stock-based compensation expenses relating to options that were fully vested upon grant. General and administrative expenses increased in absolute dollars and as a percentage of revenue during the nine months ended September 30, 2007 due principally to increased costs incurred in transitioning to a publicly-traded company. However, the impact of variable accounting associated with outstanding stock options may cause our profitability to fluctuate.

Liquidity and Capital Resources

To date, we have financed our operations primarily through private placements of preferred equity securities and common stock as described below and a line of credit from Tako Ventures. As of December 31, 2006 and September 30, 2007, we had $9.9 million and $11.5 million of cash and cash equivalents, respectively, and $20.5 million and $15.8 million of working capital, excluding deferred revenue, respectively. Restricted cash consisting of letters of credit for our facility lease agreements is included in long-term other assets, and was $276,000 at

December 31, 2006 and September 30, 2007. As of September 30, 2007, we had an accumulated deficit of $241.6 million. We have funded this deficit primarily through $125.7 million in net proceeds raised from the sale of our capital stock and from debt financing activities.

In February 2007, we renewed a $20.0 million secured line of credit with Tako Ventures. Borrowings accrue interest at a rate per annum equal to the prime rate plus 1%, and interest is payable on a monthly basis. The line of credit is collateralized by substantially all of our assets. All amounts outstanding are due and payable on February 28, 2008. The outstanding borrowings as of September 30, 2007 were $8.0 million. The weighted-average cost of borrowing for 2006 was 8.7%. We expect to be able to renew the terms of the note upon its maturity on February 28, 2008.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(In thousands)
Net cash provided by (used in) operating activities	$(14,346)	$(21,100)	$2,768	$4,446	$418
Net cash used in investing activities	(2,202)	(3,201)	(2,350)	(1,566)	(3,412)
Net cash provided by financing activities	19,981	22,426	7,888	3,304	4,410

Net cash provided by (used in) operating activities

Net cash provided by (used in) operating activities was $(14.3 million), $(21.1 million), $2.8 million, $4.4 million and $418,000 for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007, respectively. Cash provided by, or used in, operating activities is driven by sales of our service. The timing of our billings and collections relating to the sales of our on-demand application suite is a significant component of our cash flows from operations, as is the level of the deferred revenue on these sales. Cash flows provided by operations in the first nine months of 2007 were affected by the impact of non-cash stock-based compensation of $15.8 million. Cash flows provided by operations in 2006 were positively impacted by the non-recurring receipt of $10.7 million related to the proceeds received for distribution rights, recorded in deferred revenue, by NetSuite KK.

Net cash used in investing activities

Net cash used in investing activities was $(2.2 million), $(3.2 million), $(2.4 million), $(1.6 million) and $(3.4 million) for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006, and 2007, respectively. Cash used in investing activities is primarily related to capital expenditures consisting of the purchase of software licenses, computer equipment, leasehold improvements and furniture and fixtures as we have expanded our infrastructure and work force.

Net cash provided by financing activities

Net cash provided by financing activities was $20.0 million, $22.4 million, $7.9 million, $3.3 million and $4.4 million for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007, respectively. The net cash provided by financing activities in the nine months ended September 30, 2007 was primarily related to repayment of notes held by us for loans to certain employees. The net cash provided by financing activities in 2006 was primarily related to $6.7 million of proceeds related to the sale of stock in NetSuite KK, $1.9 million of refundable prepaid royalties related to NetSuite KK and proceeds from the issuance of common stock to employees. The net cash provided by financing activities in 2005 was primarily related to our receipt of $15.0 million in net proceeds from the issuance of preferred stock, our utilization of $7.3 million from our line of credit, and proceeds from the issuance of common stock to employees. The net cash provided by financing activities in 2004 was primarily related to our receipt of $19.9 million in net proceeds from the issuance of preferred stock.

Capital Resources

Our estimated capital expenditures for the 12 months following September 30, 2007 are approximately $11 million. We believe that our existing sources of liquidity will be sufficient to fund our operations for at least the next 12 months. However, given our history of losses, we may be required to raise additional equity or debt financing if we are not able to achieve and sustain positive cash flow from operations. Additionally, our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new territories, the timing of introductions of new features and enhancements to existing features, and the continuing market acceptance of our service. To the extent that existing cash and cash equivalents, availability under the credit facility and cash from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although we are currently not a party to any agreement or letter of intent regarding potential investments in, or acquisitions of, complementary businesses, applications or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

During the remainder of 2007 and in 2008, we expect to incur additional expenses in connection with our international expansion, the localization of our service in new locations and the opening of a second data center facility.

Contractual Obligations and Commitments

We generally do not enter into long-term minimum purchase commitments. Our principal commitments, in addition to those related to our line of credit discussed above, consist of obligations under capital leases for equipment and furniture, operating leases for computer equipment and office space and to a lesser extent for third-party facilities that host our on-demand software. The following table summarizes our commitments to settle contractual obligations in cash under capital and operating leases and other purchase obligations, as of December 31, 2006, for the next five years and thereafter:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)
Line of credit from a related party	$7,013	$7,013	$—	$—	$—
Capital lease obligations	294	156	138	—	—
Operating lease obligations	12,913	3,119	5,485	3,204	1,105
Purchase obligations	971	798	173	—	—

Total contractual obligations	$21,191	$11,086	$5,796	$3,204	$1,105

Warranties and Indemnifications

Our application suite is typically warranted to perform in a manner consistent with general industry standards that are reasonably applicable and materially in accordance with our online help documentation under normal use and circumstances.

Our customer agreements provide service level commitments to our customers on a monthly basis that warrant certain levels of uptime and performance. If we are unable to meet these stated service level commitments, we will be contractually obligated to credit these customers for the value of future services. To date, we have not incurred any significant costs as a result of such commitments and we have, therefore, not accrued any liabilities related to such commitments in our consolidated financial statements.

We have also agreed to indemnify our directors and executive officers for costs associated with any fees, expenses, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person’s service as a director or officer, including any action by us, arising out of that person’s services as our director or officer or that person’s services provided to any other company or enterprise at our request. We maintain director and officer insurance coverage that may enable us to recover a portion of any future amounts paid.

Off-Balance Sheet Arrangements

During the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes,” or FIN No. 48, which clarifies the accounting for uncertainty in income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting for interim periods and disclosures for uncertain tax positions. FIN No. 48 is effective for fiscal years beginning after December 5, 2006. We adopted FIN No. 48 on January 1, 2007. The impact of FIN No. 48, did not have a material effect on the our consolidated financial position, results of operations, or cash flows.

As of January 1, 2007, we had $1.7 million of federal and state unrecognized tax benefits, which were fully offset by our valuation allowance for deferred tax assets. Upon adoption of FIN No. 48, we adopted an accounting policy to classify interest and penalties on unrecognized tax benefits as income tax expense. For the years prior to adoption of FIN No. 48, we did not have material interest or penalties on unrecognized tax benefits and therefore, had no established accounting policy. As of January 1, 2007, we had no material interest or penalties accrued on unrecognized tax benefits. We file income tax returns in the U.S. federal jurisdiction, various states, and foreign jurisdictions. We are subject to U.S. federal and state income tax examinations by tax authorities for all periods since inception due to net operating losses. As of September 30, 2007, we did not have any material changes to unrecognized tax benefits nor do we expect any material changes related to unrecognized tax benefits within the next 12 months.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effect, if any, the adoption of SFAS No. 157 will have on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” including an Amendment of FASB Statement No. 115, which allows an entity to choose to measure certain financial instruments and liabilities at fair value. Subsequent measurements for the financial instruments and liabilities an entity elects to measure at fair value will be recognized in earnings. SFAS No. 159 also establishes additional disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided that the entity also adopts SFAS No. 157. We are currently evaluating the effect, if any, the adoption of SFAS No. 159 will have on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity

We had cash and cash equivalents of $1.7 million at December 31, 2005, $9.9 million at December 31, 2006 and $11.5 million at September 30, 2007. These amounts were held primarily in cash or money market funds.

Cash and cash equivalents are held for working capital purposes, and restricted cash amounts are held as security against various lease obligations. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, will reduce future interest income. We believe that we do not have any material exposure to changes in the fair value as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income. If overall interest rates fell by 10% in 2006, our interest income would not have been materially affected.

At December 31, 2005, December 31, 2006 and September 30, 2007, we had $7.3 million, $7.0 million and $8.0 million, respectively, of debt outstanding. The interest rate on our line of credit is variable and adjusts periodically based on the prime rate. If overall interest rates increased by 10% in 2006, our interest expense would have increased approximately $54,000.

Foreign Currency Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, British Pound Sterling, Canadian dollar, Japanese yen, Singapore dollar, Philippine peso and Australian dollar. Our revenue is generally denominated in the local currency of the contracting party. The majority of our revenue is denominated in U.S. dollars. Our expenses are generally denominated in the currencies in which our operations are located. Our expenses are incurred primarily in the United States, Canada and the UK, with a small portion of expenses incurred where our other international sales and operations offices are located. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. We do not currently enter into forward exchange contracts to hedge exposure denominated in foreign currencies or any derivative financial instruments for trading or speculative purposes. Fluctuations in currency exchange rates could harm our business in the future. The effect of an immediate 10% adverse change in exchange rates on foreign denominated receivables as of December 31, 2006 would result in a loss of approximately $321,000. To date, we have not entered into any hedging contracts although we may do so in the future.

Fair Value of Financial Instruments

We do not have material exposure to market risk with respect to investments, as our investments consist primarily of highly liquid investments purchased with a remaining maturity of three months or less. We do not use derivative financial instruments for speculative or trading purposes, however, this does not preclude our adoption of specific hedging strategies in the future.

BUSINESS

Overview

NetSuite is a leading vendor of on-demand, integrated business management application suites for small and medium-sized businesses. We provide a comprehensive suite of enterprise resource planning, or ERP, customer relationship management, or CRM, and e-commerce capabilities that enables customers to manage their critical back-office, front-office and web operations in a single application. Our suite serves as a single system for running business operations and is targeted at small and medium-sized businesses, or SMBs, as well as divisions of large companies. Our suite is designed to be affordable and easy to use, while delivering functionality and levels of reliability, scalability and security that have typically only been available to large enterprises with substantial information technology resources. We deliver our suite over the Internet as a subscription service using the software-as-a-service or on-demand model. Our revenue has grown from $17.7 million in 2004 to $67.2 million in 2006. For the nine months ended September 30, 2007, we had revenue of $76.8 million. As of September 30, 2007, we had over 5,400 active customers. For the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007, the percentage of our revenue generated outside of North America was 4%, 11%, 14% and 17%, respectively.

Industry Background

The 1990s saw the widespread adoption among large enterprises of packaged business management applications that automated a variety of departmental functions, such as accounting, finance, order and inventory management, human resources, sales and customer support. These sophisticated applications required significant cash outlays for the initial purchase and for ongoing maintenance and support. In addition, these applications were internally managed and maintained by enterprise customers, requiring increasingly large staffs to support complex information technology infrastructures. Most importantly, the applications generally were provided by multiple vendors, with each application providing only a departmental view of the enterprise. To gain an enterprise-wide view, organizations attempted to tie together their various incompatible packaged applications through long, complex and costly integration efforts. Many of these attempts failed, in whole or in part, often after significant delay and expense. As a consequence, many large enterprises have transitioned from multiple point products to comprehensive, integrated business management suites, such as those offered by Oracle and SAP, as their core business management platforms.

SMBs, which we define as businesses with up to 1,000 employees, have application software requirements that are similar, in many respects, to large enterprises because their core business processes are substantially the same. These requirements include the integration of back-office activities, such as managing payroll and tracking inventory; front-office activities, including order management and customer support; and, increasingly, sophisticated e-commerce capabilities. According to a 2006 forecast for the CRM market and 2007 forecasts for the ERP and supply chain management, or SCM, markets from Gartner, Inc., companies in North America spent approximately $13.7 billion on ERP, CRM and SCM software applications in 2006, of which SMBs accounted for $4.4 billion, or 32%. Gartner projects that SMB spending on these applications will grow 8.7% annually from 2006 to 2010, compared to 5.7% for large businesses.

SMBs are generally less capable than large enterprises of performing the costly, complex and time-consuming integration of multiple point products from one or more vendors. As a result, SMBs can frequently derive greater benefits from a comprehensive business suite. Suites designed for, and broadly adopted by, large enterprises to provide a comprehensive, integrated platform for managing these core business processes, however, generally are not well suited to SMBs due to the complexity and cost of such applications.

Recently, SMBs have begun to benefit from the development of the on-demand software-as-a-service, or SaaS, model. SaaS uses the Internet to deliver software applications from a centrally hosted computing facility to end users through a web browser. SaaS eliminates the costs associated with installing and maintaining applications within the customer’s information technology infrastructure. On-demand applications are generally licensed for a monthly, quarterly or annual subscription fee, as opposed to on-premise enterprise applications that typically require the payment of a much larger, upfront license fee. As a result, on-demand applications require substantially less initial and ongoing investment in software, hardware and implementation services and lower ongoing support and maintenance, making them more affordable for SMBs.

To date, the on-demand software model has been applied to a variety of types of business software applications, including CRM, security, accounting, human resources management, messaging and others, and it has been broadly adopted by a wide variety of businesses. IDC estimates worldwide on-demand enterprise software vendor revenues were approximately $3.7 billion in 2006 and that they will grow 32% annually through 2011 to $14.8 billion.

While SaaS applications have enabled SMBs to benefit from enterprise-class capabilities, most are still point products that require extensive, costly and time-consuming integration to work with other applications. SMBs generally have been unable to purchase a comprehensive business management application suite at an affordable cost that enables them to run their businesses using a single system of record, provides real-time views of their operations and can be readily customized and rapidly implemented. Until NetSuite, we believe there was no provider of an on-demand, integrated suite of business management applications that addresses the needs of SMBs in the comprehensive manner that Oracle and SAP address the similar needs of large enterprises.

The NetSuite Solution

Our comprehensive business management application suite is designed to serve as a single system for running a business. All elements of our application suite share the same customer and transaction data, enabling seamless, cross-departmental business process automation and real-time monitoring of core business metrics. In addition, our integrated ERP, CRM and e-commerce capabilities provide users with real-time visibility and appropriate application functionality through dashboards tailored to their particular job function and access rights. Because our offering is delivered via the Internet, it is available wherever a user has Internet access, whether on a personal computer or a mobile device. The key advantages of our application suite to our customers are:

One Integrated System for Running a Business. Our integrated business application suite provides the functionality required to automate the core operations of an SMB, as well as divisions of large companies. This unified approach to managing a business enables companies to create cross-functional business processes; extend access to appropriate customers, partners, suppliers or other relevant constituencies; and efficiently share and disseminate information in real time. Our suite is designed to be easy to use, while also providing in-depth functionality to meet the needs of our most sophisticated customers. Our customers can use our application suite to manage mission-critical business processes, including complex ERP (finance, accounting, inventory and payroll), CRM (sales, order management, marketing and customer support) and e-commerce (hosting, online stores and website analytics) functions. We also have tailored our offering to the specific needs of customers in the wholesale/distribution, services and software industries, to better serve those customers’ distinct business requirements and accelerate the implementation of our offerings for customers in those industries.

Role-Based Application Functionality and Real-Time Business Intelligence. Users access our suite through a role-based user interface, or dashboard, that delivers specific application functionality and information appropriate for each user’s job responsibilities in a format familiar to them. For example, the dashboard for a salesperson would deliver functionality for managing contacts, leads and forecasts, while the dashboard for a warehouse manager would deliver capabilities appropriate for managing shipping, receiving and returns. These dashboards also incorporate sophisticated business intelligence tools that enable users to track key performance indicators, analyze operational data to identify trends, issues and opportunities and make decisions that can improve the performance of their business, all in real time.

On-Demand Delivery Model. We deliver our suite over the Internet as a subscription service using the SaaS model, eliminating the need for customers to buy and maintain on-premise hardware and software. Our suite is designed to achieve levels of reliability, scalability and security for our customers that have typically only been available to large enterprises with substantial information technology resources. Our architecture enables us to maintain very high levels of availability, scale easily as our customers grow and provide a safe and secure environment for their business-critical data and applications.

Low Total Cost of Ownership. Our suite incorporates the functionality of multiple applications, thereby eliminating the costs associated with attempting to integrate disparate applications, whether managed on-premise or delivered on-demand. Our on-demand delivery model and our application’s ease of use and configurability significantly reduce implementation costs for hardware, software and services and the need for dedicated information technology personnel. A 2005 Yankee Group study found that the cost of implementation, customization and integration of NetSuite and the required investment in host servers was up to 50% lower than for a comparable on-premise solution. Customers subscribe to our application suite for a quarterly or annual fee based on the number of users and the solutions they elect to deploy. Our subscription fees are significantly less than typical upfront costs to purchase perpetual licenses and our on-demand delivery system eliminates ongoing maintenance and upgrade charges.

Rapid Implementation. Because we offer a comprehensive application suite that incorporates the functionality of multiple applications, we significantly reduce the time and risk associated with implementing and integrating multiple point products. Our on-demand delivery model enables remote implementations and eliminates many of the steps associated with on-premise installations, such as purchasing and setting up hardware. In addition to our industry-specific offerings, our professional services organization is organized along customers’ industries; therefore, knowledge gained through an implementation with one customer may be applied to other customers within that industry, speeding implementations. Customers can implement our offerings themselves, engage our professional services organization or utilize the services of our partners.

Ease of Customization and Configuration. We enable users to customize our application suite to the particular needs of their businesses. Our application suite can be configured by end users without software programming expertise. In contrast to traditional on-premise applications, as new versions of our application suite become available, each customer’s customizations and configurations are maintained with little or no additional effort or expense required.

Our Business Strategy

Our goal is to enhance our position as a leading vendor of on-demand, integrated business management application suites for SMBs. The key elements of our strategy include:

Expanding Our Leadership in On-Demand, Integrated Business Suites. We believe we were the first software vendor to integrate front-office, back-office and e-commerce management capabilities into a single on-demand software suite. We intend to build on our leadership position in the on-demand applications market by continuing to provide high quality offerings that encompass the enterprise-class functionality and ease-of-use our customers require. We also intend to leverage our position as our customers’ primary business management platform to add new and enhanced functionality that will help them run their businesses more efficiently and expand our presence within their organizations.

Tailoring Our Offering to Customers’ Specific Industries. While we provide a general purpose suite applicable to all businesses, we believe that tailoring our application to customers’ specific industries has been and will continue to be important to our growth. We currently offer industry-specific editions of our service for wholesale/distribution, services and software companies. We will continue to enhance the capabilities of our application by further tailoring the functionality for these and other industries.

Growing Our Customer Base and Expanding Use of Our Service Within Existing Accounts. We intend to broaden our offerings and expand our direct and indirect sales efforts to grow our customer base. In addition, we seek to increase ongoing subscription revenue from our existing customers by broadening their use of our suite, thereby increasing the number of users and modules deployed.

Fostering the Continued Development of the NetSuite Partner Network. We provide tools and programs to foster the development of a network of value-added resellers, or VARs, systems integrators and independent software vendors. In addition to programs that enable our partners to resell our suite, our SuiteFlex application development environment allows these partners to extend our platform by developing products of their own, including industry-specific versions of our application suite. We intend to continue to enhance the SuiteFlex platform and establish distribution models to bring these new solutions to market.

Addressing the Multinational Business Requirements of SMBs. SMBs are increasingly seeking global business opportunities, in large part by leveraging the Internet. We believe that there is significant opportunity to address the needs of SMBs with multinational business operations, and we currently offer a localized version of our suite in a number of countries and languages. We will continue to extend our application offerings to support the requirements of multinational SMBs.

NetSuite’s Offerings

Our main offering is NetSuite, which is designed to provide the core business management capabilities that most of our customers require. NetSuite, NetSuite CRM+ and NetSuite Small Business are designed for use by most types of businesses. In addition, we offer industry-specific configurations for use by wholesale/distribution, services and software companies. Finally, we sell additional on-demand application modules that customers can purchase to obtain additional functionality required for their specific business needs.

The following diagram provides an overview of our application suite’s core functionality:

NetSuite. NetSuite is targeted at SMBs and divisions of large companies, and provides a single platform for ERP, CRM and e-commerce capabilities. It contains a broad array of features that enable users to do their individual jobs more effectively. In addition, because all users are transacting business on the same database system, NetSuite easily automates processes across departments. For example, when a sales representative enters an order, upon approval it automatically appears on the warehouse manager’s dashboard as an item to be shipped and, once the item has been shipped, it automatically appears on the finance manager’s dashboard as an item to be billed. Each customer can automate their key business functions across all departments, including sales, marketing, service, finance, inventory, order fulfillment, purchasing and employee management. As with all of our offerings, users access the application and data through a role-based user interface, or dashboard, tailored to deliver specific functionality and information appropriate for their position.

NetSuite CRM+. NetSuite CRM+ is targeted at a wide range of companies, including companies larger than our traditional SMB customers. SMB customers may use NetSuite CRM+ as an entry point into the entire suite, while larger enterprises often implement it as an alternative to more limited CRM offerings. This application provides traditional sales force automation, marketing automation, customer support and service management functionality. NetSuite CRM+ contrasts with competitive CRM products by also incorporating, without requiring additional integration, order management and many other ERP and e-commerce capabilities. This provides users with a more comprehensive, real-time view of customer interactions than can be provided by traditional, stand- alone CRM products, whether on-premise or on-demand. NetSuite CRM+ also offers incentive management, project tracking, website hosting and analytics and partner relationship management.

NetSuite Small Business. NetSuite Small Business is targeted primarily at small businesses that require fewer features than our NetSuite application. It includes basic ERP, CRM and e-commerce functionality, as well as customizable, real-time dashboards.

Add-On Modules. We also offer advanced capabilities that are part of our integrated suite, but are typically sold separately. These modules allow our customers to specifically augment aspects of our suite to enhance its relevance to their businesses.

Summary of NetSuite Application Functionality

ERP	CRM	E-commerce

Financial Management

•    General Ledger

•    Accounts Payable and Receivable

•    Invoicing

•    Sales Tax

•    Budgeting

Order Management and Fulfillment

•    Order Capture, Processing

•    Advanced Pricing

•    Multi-currency Pricing

•    Returns Management

•    FedEx and UPS Shipping

Inventory Management

•    Multi-location Inventory

•    Kits, Assemblies, Bill of Materials

•    Quantity On-hand, Reorder Points

•    LIFO and FIFO Costing

•    Average Costing

Purchasing and Vendor Management

•    Purchase Requests

•    Purchase Orders

•    Approval Workflow

•    Receiving

•    Vendor Self-service

Employee Management

•    Employee Records

•    Expense Reports

•    Purchase Requests

Sales Force Automation

•    Opportunity Management

•    Forecasting and Quota Management

•    Estimates and Quotes

•    Lead Routing

•    Contact Management

•    Territory Management

•    Automated Upsell/Cross-sell

•    Team Selling

•    Offline Sales Client

Marketing Automation

•    Campaign Execution

•    Campaign Tracking

•    Lead Management

•    Keyword Campaign Management

•    Search Engine Management

•    E-mail Campaign Management

•    Online Lead Forms

Customer Support and Service

•    Case Capture and Assignment

•    Auto-escalation of Cases

•    E-mail Capture and Intelligent Routing

•    Knowledge Base

•    Billable Time Tracking by Case

Partner Relationship Management

•    Order Placement and Tracking

•    Referral Revenue Share Tracking

•    Joint Lead Management

•    Joint Sales Forecasting

•    Marketing Campaigns

•    Partner Commissions and Royalties

Web Store

•    B2C and B2B E-commerce

•    Database-driven Pages

•    Credit Cards, PayPal and Invoices

•    Integrated Inventory and Order Management

•    Automated Upsell/Cross-sell

•    FedEx and UPS Shipping

Website

•    Site Building

•    Database-Driven Personalized Websites

•    Website Developer’s Kit

Search Engine Optimization

Site Search

Web Analytics

International

•    Multi-currency

•    Multi-language

Multi-site / Multi-store

•    Customer and Vendor Center

•    Self-service Centers

Online Support

Business Intelligence

Dashboards	Reporting	ODBC Connectivity
• Role-based Dashboards	• Standard and Custom Reports	• Integration to Third-party Business Intelligence Packages
• Real-time Key Performance Indicators and Scorecards	• Drill Down
SuiteFlex Customization and Extension Platform

SuiteScript	SuiteTalk	SuiteBuilder
• Customize, Verticalize Processes • Build Entirely New Applications	• Integration to Legacy and Third-party Applications • Based on SOAP Standards	• Suite Configuration and Personalization • Point and Click Setup

Add-on Modules

Advanced Financials	Advanced Billing	Advanced Inventory	Premier Payroll Service	Revenue Recognition

Advanced Project Tracking	Employee Self-service	Issue Management	Incentive Compensation	Site Builder

Site Analytics	eBay Integration	Advanced Partner Center	Electronic Software Dist.	Sandbox Environment

NetSuite Industry Editions. We have configured NetSuite to meet the requirements of selected industries. Our current editions serve companies in the wholesale/distribution, services and software industries. Within each edition, we offer advanced functionality to complement our core NetSuite offering, templates of best practices and dedicated sales and professional services teams with industry-specific expertise. The following are some of the additional features and services included within each industry edition:

Wholesale/Distribution Company Edition	Services Company Edition	Software Company Edition
NetSuite Core Functionality, PLUS:	NetSuite Core Functionality, PLUS:	NetSuite Core Functionality, PLUS:

•    Bin, Lot Management

•    Serialized Inventory, Matrix Items

•    Available to Promise, Order Commitment

•    Multiple Units of Measure, Landed Cost

•    Advanced Shipping, Drop Shipment

•    Industry Best Practices Implementation

•    Dedicated Sales and Professional Services

•    Other Industry-specific Features

•    Advanced Project Tracking

•    Advanced Billing

•    Time and Expense

•    Contract and Document Management

•    Client Portal

•    Industry Best Practices Implementation

•    Dedicated Sales and Professional Services

•    Other Industry-specific Features

•    Revenue Recognition Accommodating SOP No. 97-2 and SOP No. 98-9 relating to VSOE

•    Advanced Billing

•    Deferred Revenue and Forecasted Reporting

•    Channel and Partner Relationship Management

•    Industry Best Practices Implementation

•    Dedicated Sales and Professional Services

•    Other Industry-specific Features

Wholesale/Distribution Company Edition. NetSuite Wholesale/Distribution Edition allows product-based companies to manage their entire customer lifecycle, from lead through fulfillment, invoicing and payment. It includes customer-facing sales force automation, marketing and customer service processes integrated with back-office inventory management, fulfillment and accounting processes, all within a single, flexible business application. In this edition, we have extended the core NetSuite application to include industry-specific business functionality, such as demand-based inventory replenishment, to meet the unique requirements of wholesale/distribution companies. In addition, we have taken advantage of the expertise gathered from working with over 800 wholesale/distribution customers to create best practices implementation methodologies.

Services Company Edition. NetSuite Services Company Edition allows customers to manage their entire client service and business management processes with a flexible, powerful business application, integrating professional services automation, CRM, client service delivery, financials and many more capabilities of particular importance to services companies. This edition manages the end-to-end project lifecycle business processes in one system, from prospecting through proposal generation, contract management, project/time tracking, service delivery and billing. NetSuite Services Company Edition incorporates deeper project and resource management capabilities than the core NetSuite offering. Other important features include milestone and percentage-of-completion billing; resource scheduling, tracking and utilization; and project document management.

Software Company Edition. In addition to the comprehensive, integrated front-office, back-office and e-commerce capabilities of our NetSuite offering, NetSuite Software Company Edition adds functionality to address the complex accounting, billing and order management requirements of software companies. This edition is designed to enable our software customers to conform to the various revenue recognition and other compliance requirements relevant to software companies. This edition can be supplemented with modules designed to streamline business processes unique to software companies, such as bug tracking and electronic software distribution.

SuiteFlex. SuiteFlex is our technology platform that allows customers, partners and developers to tailor and extend our suite to meet specific company, vertical and industry requirements for personalization, business processes and best practices. SuiteFlex extensions are designed to continue to operate across version upgrades without modification. SuiteFlex includes the following tools: SuiteBuilder, SuiteScript, SuiteBundler and SuiteTalk.

SuiteBuilder. SuiteBuilder is an integrated set of easy-to-use, point-and-click tools that enables customers to tailor NetSuite to fit their company and industry requirements. SuiteBuilder enables users to easily customize fields and forms and add database tables, without the need for additional programming. The flexibility of SuiteBuilder also allows the look, feel and content of individual users’ dashboards to be easily personalized.

SuiteScript. Customers, partners and developers use SuiteScript to extend the suite with everything from simple functions to new business process flows and even entirely new applications. SuiteScript provides the benefits of a robust architecture and on-demand hosting efficiencies for interaction between our standard and custom processes. SuiteScript introduces customization and tailoring capabilities that allow complex processes with branching logic and time-based decision trees to be automated. SuiteScript gives developers access to the same software objects used to build our core application, allowing seamless extensions of the suite’s core functionality.

SuiteBundler. SuiteBundler enables the reuse of customizations and applications built with SuiteFlex. Our value-added reseller, systems integration and independent software vendor partners will use SuiteBundler to package and resell industry-specific extensions and customizations of NetSuite they have developed. SuiteBundler allows our partners to embed their applications, knowledge and industry best practices into our suite, converting professional services traditionally applicable only to an individual customer into a product offering that can be sold to all customers in the same industry. In addition, our customers can use SuiteBundler to share their SuiteFlex customizations with others.

SuiteTalk. SuiteTalk is an integration tool that utilizes simple object access protocol and standards-based web service application programming interfaces to integrate our suite with other applications, such as third-party vertical applications and legacy systems. Our suite’s single data repository, combined with SuiteTalk’s advanced integration technologies, enables our application suite to incorporate and leverage a wide range of data generated by our customers’ legacy applications. Developers can also use SuiteTalk to build add-on capabilities, such as wireless interfaces.

Sales and Marketing

Sales. We generate sales through both direct and indirect approaches, with most selling done over the phone. Our direct sales team consists of professionals in various locations across the United States, Europe and the Asia-Pacific region. Within these regions, our direct sales organization focuses on selling to SMBs and divisions of large companies.

Indirect sales are produced through our relationships with channel partners in North America, Latin America, Europe and the Asia-Pacific region. In 2006, we expanded into Japan with the formation of our Japanese subsidiary and partnerships with TCI, MJS and Inspire Corporation, each of which is a Japanese corporation. In the future, we plan to continue to invest to expand our direct sales force within North America, Europe and the Asia-Pacific region and pursue additional indirect channel partnerships.

Our sales process typically begins with the generation of a sales lead from a marketing program or customer referral. After the lead is qualified, our sales personnel conduct focused web-based demonstrations along with initial price discussions. Members of our professional services team are engaged as needed to offer insight around aspects of the implementation. Our sales cycle typically ranges from one to six months, but can vary based on the specific application, the size and complexity of the potential customer’s information technology environment and other factors.

Marketing. We tailor our marketing efforts around relevant application categories, customer sizes and customer industries. As part of our marketing strategy, we have established a number of key programs and initiatives including online and search engine advertising, email campaigns and web seminars, product launch events, trade show and industry event sponsorship and participation, marketing support for channel partners, and referral programs.

Japanese Majority-Owned Subsidiary. In March 2006, we established a majority-owned subsidiary in Japan, NetSuite Kabushiki Kaisha, or NetSuite KK. We own this subsidiary with TCI, MJS and Inspire Corporation. TCI and MJS have exclusive distribution rights to distribute our on-demand application suite in Japan. As of September 30, 2007, we owned approximately 72% of the subsidiary. Because of this majority interest, we consolidate Netsuite KK’s financial results, which are reflected in each revenue, cost of revenue and expense category in our consolidated statement of operations. We then record minority interest, which reflects the minority investors’ interest in Netsuite KK’s results. Through September 30, 2007, the operating performance and liquidity requirements of NetSuite KK had not been material to our results of operations or financial condition. While we plan to expand our selling and marketing activities in Japan to add new customers, we believe the future liquidity requirements of NetSuite KK will not be significant.

Service and Support

Professional Services. We have developed repeatable, cost-effective consulting and implementation services to assist our customers with integrating and importing data from other systems, changing their business processes to take advantage of the enhanced capabilities enabled by our integrated suite, implementing those new business processes within their organization and configuring and customizing our application suite for their business processes and requirements.

Our consulting and implementation methodology leverages the nature of our on-demand software architecture, the industry-specific expertise of our professional services employees and the design of our platform to simplify, streamline and expedite the implementation process. We generally employ a joint staffing model for implementation projects whereby we involve the customer more actively in the implementation process than traditional software companies. We believe this better prepares our customers to support the application throughout their use of our service. In addition, because our service is on-demand, our professional services employees can remotely configure our application for most customers based on telephonic consultations. Our consulting and implementation services are generally offered on a fixed price basis. Our network of partners also provides professional services to our customers.

Client Support and Management. Our technical support organization, with personnel in the United States and Asia, offers support 24 hours a day, seven days a week. Our system allows for skills-based and time zone-based routing to address general and technical inquiries across all aspects of our services. For our direct customers, we offer tiered customer support programs depending upon the service needs of our customers’ deployments. Support contracts typically have a one-year term. For customers purchasing through resellers, primary product support is provided by our resellers, with escalation support provided by us.

Training. We offer a variety of training services through our training resource, NetSuite University, to facilitate the successful adoption of our suite throughout the customer’s organization.

Operations, Technology and Development

Our customers rely on our application suite to run their businesses, and, as a result, we need to ensure the availability of our service. We have developed our infrastructure with the goal of maximizing the availability of our application, which are hosted on a highly-scalable network located in a single, secure third-party facility. On March 17, 2006, we entered into a revised Master Service Agreement with Level 3 Communications, LLC in connection with our data center facility. Pursuant to this agreement, and associated work orders, we have leased facility space, power, and internet connectivity for multiple one-year terms. For the year ended December 31, 2006, we paid $764,000 to Level 3 under this agreement. On December 4, 2007, we entered into an agreement with SAVVIS Communications Corporation, a second data center facility provider, in anticipation of future growth, and we may transfer our data center facility. We currently intend to add an additional data center facility in 2008, the primary purpose of which is to add capacity. Our hosting operations incorporate industry-standard hardware, the Linux open-source operating system and Oracle databases and application servers into a flexible, scalable architecture. Elements of our application suite’s infrastructure can be replaced or added with no interruption in service, helping to ensure that the failure of any single device will not cause a broad service outage.

Our single-instance, multi-tenant architecture allows us to provide our customers with enterprise-class capabilities, high quality of service, scalability and security, all at an affordable price. Our architecture enables us to host multiple smaller customers on a single x86 server while preserving the ability to migrate any customer to its own server without interruption or alteration when the customers’ growth and business needs require it. In addition to the enhanced flexibility and scalability our architecture provides, it also is designed to work on inexpensive, industry-standard hardware, thereby providing us a significant cost advantage that is reflected in the pricing we are able to offer our customers.

Unlike other SaaS companies that deploy major new releases to all customers at once, we roll out all major releases and many upgrades of our application suite to a portion of our customer base at any one time. This “phased release process” is designed to allow us to mitigate the impact of major changes and new releases, ensuring that any potential issues affect only a portion of our customers before they are addressed.

The combination of our hosting infrastructure, flexible architecture and phased release process enables us to offer a service level commitment to our customers of 99.5% uptime every month, excluding designated periods of maintenance. Under the terms of this commitment, we offer to credit a full month’s service fees for any month that we do not meet this service level. We believe that we are the only on-demand software vendor to provide such a commitment to all customers.

In developing our service offerings, we rely on customer feedback and spend significant time with our customers in formal user testing sessions as well as less formal “ride-alongs” and customer roundtables. We use the NetSuite service to track customer interest in service enhancements and actual work done on these enhancements. We develop our offerings using Java and the Oracle database on the server and AJAX on the client with a goal of making our service scalable, high performance, robust and easy to use. Finally, we expose many of our internal development tools to third party developers via SuiteFlex to allow extensions to the service that mirror the built-in capabilities we develop internally.

On April 28, 2005, we entered into a software license agreement with Oracle USA, Inc., or Oracle USA, an affiliate of Oracle Corporation. Lawrence J. Ellison, who beneficially owns our majority stockholder, is the Chief Executive Officer, a principal stockholder and a director of Oracle. This perpetual license is for the use of Oracle database and application server software on a certain number of individual computers, along with technical support. Under the April 2005 agreement, we paid $2.5 million over nine installments, including the final buyout payment, which occurred on June 19, 2007. On May 23, 2007, we entered into another software license agreement with Oracle USA to license Oracle software for an additional number of computers, along with technical support. The May 2007 agreement calls for payments of $0.9 million over 12 equal quarterly installments through 2010. On October 31, 2007, we entered into another perpetual software license agreement with Oracle USA to license Oracle database and application server software, along with technical support. This license has a forty-two month term that allows for the unlimited use of certain products and limited use of other products. We also purchased the initial 12 months of technical support services under the agreement, which are renewable annually. These products and services provided by Oracle USA were not specially developed for us. The October 2007 agreement requires us to pay $4.2 million for the net license fees to be paid over 12 equal quarterly installments through 2010 and $1.4 million for the technical support fees. The October 2007 agreement replaces the product orders made under the April 2005 and May 2007 agreements, but remains subject to certain of the contractual terms of the May 2007 license agreement.

Our product development expenses were $8.0 million in 2004, $24.8 million in 2005 and $20.7 million in 2006.

Customers

As of September 30, 2007, we served over 5,400 active customers of diverse size and type across a wide variety of industries, with a focus on SMBs, which we define as businesses with up to 1,000 employees, and divisions of large companies. In 2006, the top 10 industries in which our customers operated, as measured by our recognized revenue, were as follows: Distribution & Wholesale; Professional, Consulting and Other Services; Computer Software; e-Commerce & Retail; Manufacturing; Computer & IT Services; Telecommunications

Services; Financial Services; Healthcare Services; and Education. We had customers in over 60 countries in 2006. No single customer accounted for more than 3% of our revenue in 2004, 2005 or 2006.

Customers of all types use our application suite to achieve a wide variety of business objectives. Selected examples include:

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Saffron Rouge. Saffron Rouge, an online retailer of organic and biodynamic cosmetics, beauty, skin care and aromatherapy products, uses the full suite of NetSuite ERP, CRM and e-commerce functionality to operate virtually all aspects of its business, including a web store, integrated order processing and accounting, inventory management and customer support and marketing. Saffron Rouge chose NetSuite before launching its operations in 2002 and has relied on NetSuite’s integrated ERP, CRM and e-commerce capabilities during a period of rapid growth and expansion into several new distribution channels. NetSuite has enabled Saffron Rouge to efficiently manage operations in both Canada and the United States.

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Learning.com. Learning.com, a software company that provides web-enhanced K-12 instruction to more than 1.7 million students in 38 states and several countries, uses the NetSuite Software Company Edition to manage its accounting and CRM functions. Before adopting NetSuite, Learning.com managed separate, unintegrated CRM and accounting packages, relied on spreadsheets to handle revenue recognition and employed labor-intensive processes for many core financial functions. With NetSuite, Learning.com has a single system for managing CRM and accounting that automatically incorporates relevant revenue recognition rules and also streamlines other complex financial processes. Since implementing NetSuite, Learning.com has nearly doubled revenues without adding any accounting staff, while decreasing the time between closing a deal and booking revenue.

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Olympus NDT. Olympus NDT, a subsidiary of the Olympus Corporation which manufactures innovative nondestructive testing instruments used in industrial and research applications, uses the full suite of NetSuite’s ERP, CRM and e-commerce capabilities to manage forecasts by product, process sales orders, manage multi-location inventory, sell online, generate financial statements for the division and administer after-sales services. Olympus NDT had over 200 NetSuite users as of May 1, 2007. As Olympus NDT has grown, it has continued to extend its use of NetSuite by adding additional modules and managing more of its business processes with NetSuite.

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Cartridge World. Cartridge World, a provider of ink and toner printer cartridges with $300 million in annual revenues, uses the full suite of NetSuite capabilities for its international franchise operations, including ERP, CRM and e-commerce. The business-to-business e-commerce capabilities of NetSuite enable thousands of potential users within the company’s network of more than 1,500 franchise stores worldwide to quickly purchase products from Cartridge World via a NetSuite Web store. Before NetSuite, manual processes in fulfillment were subject to costly data entry errors. The company integrated NetSuite into its worldwide operations to oversee the hundreds of franchise locations and provide real-time information and key metrics for the global organization. NetSuite has supported Cartridge World’s 200% collective increase in sales to over 500 franchise stores in the U.S. and more than 1,500 worldwide.

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Spring Mountain Capital, LP. Spring Mountain Capital, an SEC registered investment advisory firm specializing in alternative investments—primarily hedge funds and private equity funds—with approximately $3 billion of assets under management or advisement as of May 1, 2007, uses NetSuite Small Business to handle key back-office business operations, including accounting, accounts payable, expense allocation, expense reporting, and expense approval routing. NetSuite Small Business allows the company’s management to remain focused on its primary business function of investment management and minimizes distractions from this function. It also allows management to access the company’s financial information remotely, so that they may conduct and monitor operations while away from the office in both domestic and international locations.

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Linden Lab. Linden Lab, the creator of Second Life, a three-dimensional online world with a rapidly growing population from 100 countries around the globe, uses NetSuite to manage back-end operational processes, including when Second Life Residents convert between Linden Dollars and U.S. dollars. Due to its fast growth, Linden Lab quickly outgrew its original business applications, needing business software that could be installed quickly and scale with its rapid growth. Linden Lab chose NetSuite for its proven speed-to-implementation, its ability to replace separate ERP and CRM applications with a single, integrated business management application, and its track record in scaling with growing companies. With the help of a NetSuite partner, Linden Labs rebuilt its chart of accounts; migrated accounting operations; integrated NetSuite with its back-end systems; and implemented a paperless accounts payable process, all within 60 days.

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ViewSonic. ViewSonic Corporation, a leading global provider of visual display products that develops, markets and supports a broad range of innovative products including LCD monitors, LCD TVs, projectors, digital signage displays and other display products, uses NetSuite CRM+ for partner relationship management, forecasting, opportunities, commissions, email marketing, reporting/advanced analytics and e-commerce (via the NetSuite Customer Center). The company’s products are sold through a variety of channels—including distributors, solution providers, value added resellers and retailers—to consumers and businesses of all sizes. ViewSonic’s previous partner management solution limited the size of the company’s reseller roster and lacked integration between its partner and customer management solutions, causing company inflexibility.

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KANA Software. KANA Software, Inc., a provider of global customer service software solutions across multiple channels with $55 million in annual revenues and offices worldwide, is adopting NetSuite globally for ERP, CRM, analytics, order management and revenue recognition. Before NetSuite, KANA’s stand-alone ERP and CRM systems required manual processes and redundant data entry, resulting in inefficiencies and errors. The company also wanted better, real-time analytics for worldwide information visibility, without the expense and complexity of buying or building a separate analytics system and integrating it with its other business software. NetSuite is providing KANA with a streamlined front- and back-office solution for its global operations, with better visibility across the business worldwide, better data quality, greater scalability, and faster turnaround time on key business processes.

Competition

We compete with a broad array of ERP, CRM and e-commerce companies. Our markets are highly competitive, fragmented and subject to rapid changes in technology. Many of our potential customers are seeking their first packaged ERP, CRM or e-commerce application and, as such, evaluate a wide range of alternatives during their purchase process. Although we believe that none of our larger competitors currently offer an on-demand comprehensive business management suite, we face significant competition within each of our markets from companies with broad product suites and greater name recognition and resources than we have, as well as smaller companies focused on specialized solutions. Internationally, we face competition from local companies as well as larger competitors, each of which have products tailored for those local markets. To a lesser extent, we compete with internally developed and maintained solutions. Our current principal competitors include Epicor Software Corporation, Intuit Inc., Microsoft Corporation, SAP, The Sage Group plc and salesforce.com, inc.

We believe the principal competitive factors in our markets include:

•	service breadth and functionality;

•	service performance, security and reliability;

•	ability to tailor and customize services for a specific company, vertical or industry;

•	ease of use;

•	speed and ease of deployment, integration and configuration;

•	total cost of ownership, including price and implementation and support costs;

•	sales and marketing approach; and

•	financial resources and reputation of the vendor.

We believe that we compete favorably with most of our competitors on the basis of each of the factors listed above, except that certain of our competitors have greater sales, marketing and financial resources, more extensive geographic presence and greater name recognition than we do. In addition, although we have extended the number of applications we have introduced for specific vertical markets, we may be at a disadvantage in certain vertical markets compared to certain of our competitors. We may face future competition in our markets from other large, established companies, as well as from emerging companies. In addition, we expect that there is likely to be continued consolidation in our industry that could lead to increased price competition and other forms of competition.

Intellectual Property

Our success depends upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including trade secrets, patents, copyrights and trademarks, as well as customary contractual protections. We view our trade secrets and know-how as a significant component of our intellectual property assets, as we have spent years designing and developing our on-demand, integrated application suite, which we believe differentiates us from our competitors.

As of September 30, 2007, we had eight U.S. and no foreign pending patent applications. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even if granted, there can be no assurance that these pending patent applications will provide us with protection.

We have a number of registered and unregistered trademarks. We maintain a policy requiring our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and to control access to software, documentation and other proprietary information.

In addition, we license third-party technologies that are incorporated into some elements of our services. Licenses of third-party technologies may not continue to be available to us at a reasonable cost, or at all. The steps we have taken to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary rights. Competitors may also independently develop technologies that are substantially equivalent or superior to the technologies we employ in our services. Failure to protect our proprietary rights adequately could significantly harm our competitive position and operating results.

The software and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, the possibility of intellectual property rights claims against us grows. Many of our service agreements require us to indemnify our customers for third-party intellectual property infringement claims, which would increase our costs as a result of defending those claims and might require that we pay damages if there were an adverse ruling in any such claims. We, and certain of our customers, have in the past received correspondence from third parties alleging that certain of our services, or customers’ use of our services, violate these third parties’ patent rights. These types of correspondence and future claims could harm our relationships with our customers and might deter future customers from subscribing to our services.

With respect to any intellectual property rights claim against us or our customers, we may have to pay damages or stop using technology found to be in violation of a third party’s rights. We may have to seek a license for the technology, which may not be available on reasonable terms, significantly increase our operating expenses or require us to restrict our business activities in one or more respects. The technology also may not be available for license to us at all. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense.

Employees

As of September 30, 2007, we employed approximately 603 people, including approximately 226 in sales and marketing, approximately 232 in operations, professional services, training and customer support, approximately 76 in product development, and approximately 69 in a general and administrative capacity. As of such date, we had approximately 268 employees in the United States and approximately 335 employees internationally, including approximately 165 in Toronto, Canada. We also engage a number of temporary employees and consultants. None of our employees is represented by a labor union with respect to his or her employment with us. We have not experienced any work stoppages and we consider our relations with our employees to be good. Our future success will depend upon our ability to attract and retain qualified personnel. Competition for qualified personnel remains intense and we may not be successful in retaining our key employees or attracting skilled personnel.

Facilities

Our corporate headquarters are located in San Mateo, California and comprise approximately 59,000 square feet of space leased through 2012. Our largest international office is in Toronto, Canada and comprises 63,000 square feet of space. In addition, we maintain offices in Denver, Australia, Japan, the Philippines, Singapore and the United Kingdom.

We believe that our existing properties are in good condition and are sufficient and suitable for the conduct of our business. As our existing leases expire and as we continue to expand our operations, we believe that suitable space will be available to us on commercially reasonable terms.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results or financial condition.

MANAGEMENT

Executive Officers, Key Employees and Directors

Our current executive officers and directors, and their ages and positions as of September 30, 2007, are set forth below:

Name	Age	Position(s)
Zachary Nelson	46	President, Chief Executive Officer and Director
Evan M. Goldberg	41	Chief Technology Officer and Chairman of the Board
James McGeever	40	Chief Financial Officer
Timothy Dilley	48	Executive Vice President, Services
Dean Mansfield	45	President, Worldwide Sales and Distribution
Douglas P. Solomon	40	Vice President, Legal and Corporate Affairs and Secretary
William L. Beane III	45	Director
Deborah A. Farrington(1)	57	Director
Keith D. Grinstein(1)	47	Director
Kevin Thompson(1)	42	Director

(1)	Member of the audit committee, compensation committee and nominating and governance committee.

Zachary Nelson has served as a director since July 2002 and as our President and Chief Executive Officer since January 2003. Prior to that, Mr. Nelson served as our President and Chief Operating Officer from July 2002 to January 2003. From March 1996 to October 2001, Mr. Nelson was employed by Network Associates, Inc. (now McAfee, Inc.), an enterprise security software company. While at Network Associates, Mr. Nelson held positions including Chief Strategy Officer of Network Associates and President and CEO of MyCIO.com, a subsidiary that provided on-demand software security services. From 1992 to 1996, he held various positions, including Vice President of Worldwide Marketing at Oracle Corporation, an enterprise software company. He holds B.S. and M.A. degrees from Stanford University.

Evan M. Goldberg co-founded our company in 1998 and has served as Chairman of our board of directors and as our Chief Technology Officer since January 2003. From October 1998 through January 2003, Mr. Goldberg held various positions with us, including President and Chief Executive Officer and Chief Technology Officer. Prior to joining us, Mr. Goldberg founded mBed Software, Inc., a software company focused on multimedia tools for website developers, where he served as Chief Executive Officer from November 1995 to September 1998. From August 1987 to November 1995, Mr. Goldberg held various positions in product development at Oracle Corporation, including Vice President of Development in the New Media Division. Mr. Goldberg holds a B.A. from Harvard College.

James McGeever has served as our Chief Financial Officer since June 2000. Mr. McGeever served as our Director of Finance from January 2000 to June 2000. Mr. McGeever holds a B.Sc. from the London School of Economics. Mr. McGeever has qualified as a chartered accountant in the United Kingdom.

Timothy Dilley has served as our Executive Vice President, Services since December 2006. Prior to joining us, Mr. Dilley served as Senior Vice President of Global Customer Services at Informatica Corporation, an enterprise software company, from December 1998 until December 2006. He holds a B.S. from California State University at Fresno.

Dean Mansfield has served as our President, Worldwide Sales and Distribution since January 2007. Mr. Mansfield served as our Senior Vice President, Worldwide Sales from May 2005 until January 2007 and served as our Vice President of Europe, Middle East and Africa Sales from January 2004 until May 2005. Prior to joining us, Mr. Mansfield held a senior management position with Brocade Communications, a data storage company, from January 2002 until December 2002. He holds a LL.B. from the University of London, TVU.

Douglas P. Solomon has served as our Vice President, Legal & Corporate Affairs since November 2006 and has been our Secretary since January 2007. Prior to joining us, Mr. Solomon served in senior legal and management roles at Openwave Systems Inc., a software company, from April 2000 through March 2006, including Vice President, Legal & Corporate Affairs. He holds a B.A. from the University of Michigan and a J.D. from Harvard Law School.

William L. Beane III has been a member of our board of directors since January 2007. Since October 1997, Mr. Beane has served as Vice President and General Manager of the Oakland Athletics, a Major League Baseball team. Mr. Beane serves on the board of directors of Easton-Bell Sports, Inc., a sporting goods manufacturer. He attended the University of California, San Diego.

Deborah A. Farrington has been a member of our board of directors since May 2000. Since May 1998, Ms. Farrington has served as a General Partner of StarVest Partners, L.P., a venture capital firm, and, since April 2006, has served as President of StarVest Management, Inc., a management company. Ms. Farrington serves on the board of directors of Collectors Universe, Inc., a company that grades and authenticates collectible assets. She holds an A.B. from Smith College and a M.B.A. from Harvard Business School.

Keith D. Grinstein has been a member of our board of directors since September 2006. Since January 2000, Mr. Grinstein has served as a partner at Second Avenue Partners, an investment group. Starting in 1996, Mr. Grinstein held various senior positions at Nextel and Nextel International, wireless communications companies, including President and CEO of Nextel International and Senior Vice President for Nextel Communications, Inc. Mr. Grinstein retired as Vice Chairman of Nextel International in 2002. Mr. Grinstein is the non-employee chairperson of the board of directors of Coinstar Inc., a business equipment company, and also serves as a director of Labor Ready, Inc., a provider of temporary manual labor, Nextera Enterprises, Inc., a holding company of Woodridge Labs, Inc., a developer and marketer of branded consumer products and F5 Networks, Inc., an application traffic management software company. He holds a B.A. from Yale University and a J.D. from Georgetown University Law Center.

Kevin Thompson has been a member of our board of directors since September 2006. Since July 2006, Mr. Thompson has served as the Chief Operating Officer, Chief Financial Officer and Treasurer of SolarWinds.net, Inc., a network management and monitoring company. Mr. Thompson was Senior Vice President and Chief Financial Officer at SAS Institute, a business intelligence software company, from September 2004 until November 2005. Mr. Thompson served as Executive Vice President and Chief Financial Officer of Red Hat Inc., an enterprise software company, from October 2000 until August 2004. He holds a B.B.A. from the University of Oklahoma.

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board of Directors

Our board of directors currently consists of six members. Our bylaws permit our board of directors to establish by resolution the authorized number of directors, and six directors are currently authorized.

Classified Board

Our amended and restated certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving a staggered three-year term. Commencing in 2008, a portion of our board of directors will be elected each year for three-year terms. Our board of directors is as follows:

•	Zachary Nelson and Kevin Thompson are designated Class I directors whose term will expire at the 2008 annual meeting of stockholders;

•	Evan M. Goldberg and Keith D. Grinstein are designated Class II directors whose term will expire at the 2009 annual meeting of stockholders; and

•	William L. Beane III and Deborah A. Farrington are designated Class III directors whose term expires at the 2010 annual meeting of stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the number of authorized directors shall be determined from time to time by resolution of the board of directors. Any additional directorships resulting from an increase in the number of authorized directors will be distributed among the three classes so that, as nearly as reasonably possible, each class will consist of one-third of the directors. The classification of the board of directors may have the effect of delaying or preventing changes in control of our company. Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock.

Director Independence

In April 2007, our board of directors undertook a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that William L. Beane III, Deborah A. Farrington, Keith D. Grinstein and Kevin Thompson, representing four of our six directors, are “independent directors” as defined under the rules of the New York Stock Exchange, constituting a majority of independent directors of our board of directors as required by the rules of the New York Stock Exchange.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and governance committee, each of which has the composition and responsibilities described below.

Audit Committee

Our audit committee is comprised of Deborah A. Farrington, Keith D. Grinstein and Kevin Thompson, each of whom is a non-employee member of our board of directors. Mr. Thompson is the chairperson of our audit committee. Our board of directors has determined that each member of our audit committee meets the requirements for independence and financial literacy, and that each qualifies as an audit committee financial expert, under the applicable requirements of the New York Stock Exchange and SEC rules and regulations. The audit committee is responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	evaluating the qualifications, performance and independence of our independent auditors;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end operating results; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Compensation Committee

Our compensation committee is comprised of Deborah A. Farrington, Keith D. Grinstein and Kevin Thompson, each of whom is a non-employee member of our board of directors. Ms. Farrington is the chairperson of our compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the current requirements of the New York Stock Exchange. The compensation committee is responsible for, among other things:

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reviewing and approving for our executive officers: annual base salaries, annual incentive bonuses, including the specific goals and amount, equity compensation, employment agreements, severance arrangements and change in control arrangements, and any other benefits, compensation or arrangements;

•	reviewing the succession planning for our executive officers;

•	overseeing compensation goals and bonus and stock compensation criteria for our employees;

•	reviewing and recommending compensation programs for outside directors;

•	preparing the compensation discussion and analysis and compensation committee report that the SEC requires in our annual proxy statement; and

•	administering, reviewing and making recommendations with respect to our equity compensation plans.

Nominating and Governance Committee

Our nominating and governance committee is comprised of Deborah A. Farrington, Keith D. Grinstein and Kevin Thompson, each of whom is a non-employee member of our board of directors. Mr. Grinstein is the chairperson of our nominating and governance committee. Our board of directors has determined that each member of our nominating and governance committee satisfies the requirements for independence under the rules of the New York Stock Exchange. The nominating and governance committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors;

•	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

•	overseeing the evaluation of our board of directors and management;

•	recommending members for each board committee to our board of directors; and

•	reviewing and monitoring our code of ethics and actual and potential conflicts of interest of members of our board of directors and officers.

Code of Ethics

Our board of directors has adopted a code of ethics for our principal executive and senior financial officers, or code of ethics. The code applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of our code of ethics will be posted on our website at http://www.netsuite.com. We intend to disclose future amendments to certain provisions of our code of ethics, or waivers of such provisions, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions as required by law or regulation. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

We have a policy of reimbursing directors for travel, lodging and other reasonable expenses incurred in connection with their attendance at board or committee meetings. Effective January 1, 2007, each independent member of our board of directors is entitled to receive an annual retainer of $25,000 and will receive $1,500 per board meeting they attend. In addition, the chairperson of our audit committee, compensation committee and nominating and governance committee is entitled to an annual retainer of $20,000, $10,000 and $7,500, respectively, and each other independent member of such committees is entitled to an additional annual retainer of $7,500, $4,000 and $3,000, respectively. The retainer fees will be paid quarterly in advance. The per meeting fees will be paid quarterly in arrears.

Certain of our directors have received options to purchase shares of our common stock under our 1999 Stock Plan. As of the closing of this offering, each of our independent directors will have received initial stock option awards to purchase an aggregate of 30,000 shares of our common stock. Each initial option will become exercisable as follows: 25% of the shares will vest on the one-year anniversary of the vesting commencement date and 1/48th of the shares each month thereafter. Each year thereafter on the date of our annual stockholders meeting, each independent director will receive an annual stock option award to purchase shares of our common stock with a Black-Scholes value equal to approximately $50,000 and a restricted stock award with a value equal to approximately $50,000 as of the date of the grant. All such options will be granted with an exercise price equal to the fair market value of our common stock on the date of the award and these annual option awards will vest quarterly over a one-year period and restricted stock awards will vest 100% on the earlier of the date of the next annual meeting following the date of grant or December 31 of the calendar year following the calendar year in which the grant occurs. In the event of a change of control, the options and restricted stock awards granted to our independent directors shall vest 100%.

For the first full year of service, the annual cash compensation paid to our independent directors shall be pro rated based on the number of months served up until the first annual meeting after their service commences. In addition, at the first annual meeting after their service commences, new directors will receive equity compensation that is pro-rated based upon the number of months served up until the first annual meeting. For the current year, we intend to compensate each of our independent directors, pro rated based upon months of board service to be provided by such director for the period from October 2007 through May 2008 that qualifies as service after at least their first full year of service.

The following table sets forth the annual director compensation paid or accrued by us to individuals who were directors during any part of 2006. The table excludes Messrs. Nelson and Goldberg, who are named executive officers and who did not receive any compensation from us in their roles as directors in 2006.

Director Compensation For Year Ended December 31, 2006

Name	Option Awards(1) ($)	Options Held (#)	Grant Date Fair Value of Option Awards ($)
Deborah A. Farrington	—	—	—
Steven B. Fink(2)	—	—	—
Keith D. Grinstein	3,411	20,000	112,320
Philip B. Simon(3)	—	—	—
Kevin Thompson	3,411	20,000	112,320

(1)	The value reported above in the “Option Awards” column is the amount we expensed during 2006 for each director’s option award calculated in accordance with SFAS No. 123(R). All awards were granted under the 1999 Stock Plan, as amended.
(2)	Mr. Fink resigned as a director in April 2007.
(3)	Mr. Simon resigned as a director in October 2007.

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers for 2006 and 2007 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Overview—Compensation Objectives

Our compensation and benefits programs seek to attract and retain talented, qualified senior executives to manage and lead our company and to motivate them to pursue our corporate objectives. We have created a compensation program that has a mix of short-term and long-term components, cash and equity elements and fixed and contingent payments in proportions that we believe will provide appropriate incentives to reward our senior executives and management team and help to:

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support our performance-based approach to managing pay levels to foster a goal oriented, highly-motivated management team whose members have a clear understanding of business objectives and shared corporate values;

•	align the interests of our employees with those of our stockholders;

•	share risks and rewards with employees at all levels;

•	allocate company resources to effectively exploit our technological capabilities in the development of new applications and services; and

•	reflect our values and achieve internal equity across our organization.

Compensation for each named executive officer is comprised of a cash-based salary component, short-term incentives and a long-term equity component. The cash-based salary is reviewed annually based on the individual performance of the executive, the short-term incentives are based upon achievement of corporate objectives and, in certain circumstances, individual performance, and the long-term equity component is designed to provide long-term compensation based on company performance, as reflected in an increase or decrease in the value of the shares underlying the equity compensation compared to the purchase price of those shares. With the significant equity weighting, we seek to reward our named executive officers as and when we achieve our goals and objectives and generate stockholder returns. At the same time, if our corporate goals are not achieved, a significant portion of the compensation for our named executive officers is at risk, which we believe aligns their interests with the interests of our stockholders.

The goal of our compensation program is to be competitive with other companies with whom we compete for employees. Historically, our compensation program has been characterized by below-median cash compensation and above-median equity compensation, when compared with public companies in our peer group, although when compared to other private technology companies, we believe our total cash compensation and equity ownership generally have been above the median.

Historical Role of Our Board of Directors

Historically, in lieu of a formally established compensation committee, non-employee members of our board of directors reviewed and approved executive compensation and benefits policies, including our 1999 Stock Plan, subject to final board approval. In April 2006, Ms. Farrington and Messrs. Fink and Simon, in consultation with Pearl Meyer & Partners, or PM&P, an independent compensation consulting firm retained by our board of directors, conducted a review of total executive compensation and equity ownership, comparing our executive’s total compensation levels to those of other executives at technology industry private companies and comparable public companies and conducting interviews with our independent board members and members of management to gain insights into our compensation philosophy in 2006.

Establishment of and Ongoing Review by our Compensation Committee

In November 2006, our board of directors established a compensation committee, consisting of Ms. Farrington, as chairperson of the committee, and Messrs. Grinstein and Thompson. Each member was determined to be and remains an “outside director” for purposes of Section 162(m) of the Internal Revenue Code and a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act. In accordance with its charter, for fiscal 2007 and beyond the compensation committee will evaluate, approve, administer and interpret our executives’ compensation and benefit policies, including our 1999 Stock Plan and our 2007 Equity Incentive Plan.

Since its establishment, our compensation committee, in consultation with PM&P, has taken the following steps to attempt to ensure that our executive compensation and benefit programs are consistent with both our compensation philosophy and our corporate governance guidelines:

•	evaluated our compensation practices and assisted in developing and implementing the executive compensation program and philosophy;

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with input from our management team, developed a competitive peer group composed of on-demand software and customer relationship management/enterprise software companies and performed analyses of competitive performance and compensation levels for us and each of these companies;

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developed recommendations with regard to executive compensation structures based on targeting a competitive level of pay as measured against the peer group of companies that were reviewed and approved by our compensation committee and board of directors;

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in 2007, established a practice, in accordance with the rules of the New York Stock Exchange, of determining evaluation criteria and reviewing the performance and determining the compensation earned, paid or awarded to our chief executive officer independent of input from him; and

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in 2007, established a policy, in accordance with the rules of the New York Stock Exchange, to review on an annual basis the performance of our other named executive officers with assistance from our chief executive officer and determining what we believe to be appropriate total compensation based on competitive levels as measured against our peer group.

Participation of Management in Compensation Decisions

The board of directors and compensation committee have in the past directed, and the compensation committee will in the future direct, management, including the chief executive officer, to prepare reports and recommendations for the review, discussion, modification and final approval by the board of directors or the compensation committee with respect to various aspects of our named executive officers’ total compensation. The board of directors and compensation committee believe, for example, that the named executive officers have greater day-to-day insight into the key metrics on which company performance should be evaluated and the individual day-to-day performance of each named executive officer. Consequently, the board of directors and compensation committee have in the past, and likely will in the future, ask the named executive officers to prepare recommendations with respect to appropriate qualitative and quantitative criteria on which our named executive officers’ performance might be based. Similarly, our chief executive officer is in a unique position to be aware of and to comment upon the individual performance of the other named executive officers. Consequently, the board of directors and compensation committee receive reports and recommendations from the chief executive officer with respect to individual performance and related compensation decisions. Additionally, our independent compensation consultant has interviewed both members of the board of directors and compensation committee and certain of our named executive officers to assist the board of directors and compensation committee in developing compensation priorities and policies. Finally, our chief executive officer or other named executive officers may actively participate in the negotiations of the terms of employment for individuals who may in the future become named executive officers, subject to the approval of the compensation committee or board of directors.

The reports and recommendations provided by the named executive officers, including the chief executive officer, at the request of the board of directors or compensation committee, are among the resources that the board of directors and compensation committee may use in discharging their duties with respect to reviewing and setting named executive officer compensation. Other resources that our board of directors and compensation committee may rely upon include their respective experience, recommendations of the independent compensation consultant, the deliberative process of the board of directors and compensation committee, and any other resources that the board of directors or compensation committee may determine are relevant. Once the board of directors or compensation committee believes that it has the information necessary to conduct its deliberations, they have in the past and will in the future conduct these deliberations without further input of the named executive officers when discussing the chief executive officer’s compensation, and may include the chief executive officer in deliberations regarding the remaining named executive officers’ compensation.

Once the board of directors or the compensation committee has made compensation decisions with respect to named executive officer compensation, neither the chief executive officer nor any other named executive officer has any discretion or authority to increase or decrease the approved compensation, whether in the form of base salary, bonus, equity award or benefits.

Competitive Market Review

We compete with many other technology companies in seeking to attract and retain a skilled workforce and aim to attract and retain the most highly qualified executives to manage each of our business functions. In doing so, we compete for a pool of talent that is highly sought after by both large and established technology companies and earlier stage companies, including on-demand software and customer relationship management/enterprise software companies and other companies seeking similar skill sets in our geographic area, and in some cases nationally and internationally. Established organizations in our industry seek to recruit top talent from emerging companies in the sector just as smaller organizations look to attract and retain the best talent from the industry as a whole. The competition for finance and administration, technical, sales, marketing and customer support personnel is intense across the technology sector and we expect it to remain so for the foreseeable future.

We believe that we have competitive advantages in our ability to offer significant upside potential through stock options and other equity instruments. Nonetheless, we must offer competitive cash compensation levels that satisfy the day-to-day financial requirements of our employees through competitive base salaries and cash bonuses. We also compete for key personnel on the basis of our vision of future success, the excellence of our technical and management personnel, our culture and company values and the cohesiveness and productivity of our teams. To succeed in attracting top executives, we draw upon and access surveys presented by PM&P, as well as other nationally recognized surveys to ensure we remain current on compensation trends. Our management and compensation committee review data that analyzes various cross-sections of our industry, including on-demand software services companies, customer relationship management companies, accounting software companies and information technology companies generally.

Market Comparisons: How We Define Our Market and How We Use Market Compensation Data

During both 2006 and 2007, PM&P conducted an executive total compensation review for us that compared our executives’ total compensation levels to those of other executives at our peer companies. PM&P worked directly with management and certain non-employee members of our board of directors in 2006, and our compensation committee in 2007, to interpret the results of the review, make certain specific and general recommendations and assist in setting total compensation levels for our named executive officers. Throughout the latter part of 2006 and continuing in 2007, we have made significant changes to our compensation program in anticipation of a public offering of our securities with the goal of providing equity compensation that is competitive with our public company peers.

Defining the Market

For 2006, we used three market references to compare our total compensation practices for our executives and levels to those in the market:

•	Privately-Held Companies Surveys. Two private surveys of compensation among pre-IPO and venture capital backed companies;

•	Publicly-Held Companies Surveys. 2005 Private Survey of Executive Compensation in the technology industry; and

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Select Peer Group. Publicly available data for a group of nine publicly-traded on-demand software services companies with revenues similar to ours that had initial public offerings in the relatively recent past: Blackbaud, Inc., Concur Technologies, Inc., Kenexa Corp., Phase Forward Incorporated, RightNow Technologies, Inc., salesforce.com, inc., The Ultimate Software Group, Inc., Unica Corporation and Visual Sciences, Inc. (formerly known as Websidestory, Inc.)

For 2007, in light of our intention to become a public company, we discontinued review of private company surveys and used two public company market references to compare our total compensation practices for our executives and levels to those in the market:

•	Publicly-Held Companies Surveys. Two private surveys of Executive Compensation in the technology industry; and Watson Wyatt 2006/2007 Top Management Compensation Survey; and

•	Select Peer Group. Publicly available data for the same nine publicly-traded on-demand software services companies that were included in the Select Peer Group for 2006.

We will review the Select Peer Group annually and anticipate that for fiscal 2008 and beyond additional peer companies, selected on the basis of size, geographical location and other factors that the compensation committee may deem relevant will be included among the Select Peer Group.

Determining Market Levels and Impact on Compensation Decisions

Our compensation program seeks to provide competitive total compensation to each of our named executive officers while taking into account the unique requirements and skills of each of our named executive officers. Our board of directors and compensation committee, with assistance of our compensation consultant, compares our practices and levels by each compensation component, by target annual cash compensation, which includes base salary and target annual incentive opportunity, and by total direct compensation, including base salary, target annual bonus opportunity and annual equity compensation components. The purpose of this analysis is to determine whether the compensation offered to each named executive officer, both in its totality and with respect to each of the constituent components, is competitive with the applicable market comparables that we have reviewed for the corresponding period. We generally consider compensation to be competitive if it falls within the 50th to 75th percentile of compensation offered by the applicable market comparables. Where total compensation or a specific component of compensation is not within this range, the board of directors has in the past and the compensation committee will in the future use the competitive data as a factor of its compensation determination, but may also take into account factors specific to a named executive officer in making its final compensation decisions, including each named executive officer’s position and functional role, seniority, performance and overall level of responsibility.

Comparison of Total Compensation in 2006 and 2007

Prior to 2006, the board of directors did not formally refer to third-party compensation data, whether by way of survey or direct comparison with market comparable companies, with respect to total compensation or any of the constituent components of total compensation. For 2006, in light of our growth and plans for a potential public offering, the board of directors delayed making compensation decisions until the completion of a comprehensive review of our compensation policies by PM&P, which was reviewed by the board of directors in April 2006. In connection with this review, our board of directors compared compensation levels at both public and private companies to develop a plan to become competitive with public companies, while remaining competitive with similarly-situated private companies, as discussed in more detail below. While public company survey data was also considered in 2006, the data was primarily used to plan modifications to our compensation program to be implemented in 2007 in anticipation of a public offering and was not a significant basis for compensation decisions in 2006. On the recommendation of the independent members of the board of directors, with reference to market comparable data compiled by PM&P, our board of directors approved adjustments to our named executive officers’ total compensation that resulted in compensation that ranged between the 50th and 75th percentile of total cash compensation, including base salary and bonus, provided to executives at comparable private companies based upon the private company surveys on which we and our consultants relied. There was no long-term equity compensation granted in 2006, principally due to a limited equity incentive pool available for such grants. Mr. Dilley was not hired until December 2006 and did not receive any equity until January 2007.

In May 2007, our compensation committee, in consultation with PM&P, conducted another review of executive compensation, comparing our executives’ total target compensation levels to those of other executives at our peer public companies and other technology industry public companies as a whole, as reported in public company surveys. In light of our plans to become a public company in 2007, compensation at comparable private companies was not included in the analysis for 2007. As a result of this review and taking into account our growth strategy and business plan, in May 2007, the compensation committee approved modifications to certain of our named executive officers’ total target cash compensation to move such targets to approximately the 50th percentile of comparable public companies, with the exception of Mr. Mansfield, whose base salary was set between the 25th and 50th percentile of comparable public companies, but whose total target cash compensation was set between the 50th and 75th percentile of comparable public companies. Increases to total cash compensation were primarily effected through increases in bonus potential for our named executive officers. These adjustments were made effective as of July 1, 2007. Long-term equity compensation was adjusted in June 2007; as a result, our named executive officers’ long-term equity compensation granted in June 2007 generally is in the 50th to 75th percentile for comparable public companies. We considered a variety of factors when determining the 2007 awards, including the fact that our named executive officers had not received awards since 2005, the percentage of equity awards granted to all employees that is typically awarded to the executive team, and generally larger, one-time awards in contemplation of our public offering. As a result of previous grants of equity compensation and our executives’ relatively long tenure, our named executive officers’ overall percentage ownership of the company is generally at or above the median for comparable public companies.

Components of our Compensation Program

Our compensation program consists of four components: base salary; periodic cash bonuses; equity-based incentives; and benefits, including severance/termination protection. We chose to build our executive compensation program around each of the above elements because we believe that each individual component is useful in achieving one or more of the objectives of our program and we believe that, together, they have been and will continue to be effective in achieving our overall objectives. We utilize short-term compensation, including base salary increases and cash bonuses, to motivate and reward our key executives in accordance with our “performance-based pay” philosophy. Our compensation committee has established a program to set and refine management objectives and to measure performance against those objectives. We are in the process of implementing and systematizing an annual review process, with the objective of measuring and providing feedback on individual performance as it relates to the goals we wish to achieve for the company as a whole and the employee individually, including various combinations of the following factors:

•	overall financial performance;

•	overall customer retention;

•	overall customer satisfaction;

•	overall and functional unit expense controls;

•	achievement of objectives established during the prior review;

•	assessment of professional effectiveness, consisting of a portfolio of competencies that include leadership, commitment, creativity and team accomplishment; and

•	knowledge, skills and attitude, focusing on capabilities, capacity and willingness to learn.

Our compensation program seeks to balance each named executive officer’s focus on company goals and individual performance. Base salaries, bonus potential and equity awards are set based on a combination of corporate objectives and individual performance. Historically, bonus achievement has focused on corporate objectives and has not been tied to individual performance, although going forward we expect that bonus criterion will include an individual performance component.

We utilize equity-based incentives to align the interests of our senior executives with those of our stockholders and to promote a longer term performance perspective and progress toward achieving our long-term strategy. Total equity ownership for our named executive officers is reviewed at least annually.

Finally, we use benefits, including severance and termination protection, as a means of retaining our employees and reducing the degree to which the possible loss of employment might affect our executives’ willingness to take risks and/or enter into strategic relationships and transactions that, while potentially beneficial to our stockholders, might result in the termination of the executive’s employment.

Our executives’ total compensation may vary significantly year to year based on company, functional area and individual performance. Further, the value of equity awards made to our senior executives will vary based on our stock price performance.

Weighting of Elements in our Compensation Program

The use and weight of each compensation element is based on a subjective determination by the compensation committee of the importance of each element in meeting our overall objectives. In general, we seek to put a significant amount of each executive’s total potential compensation “at risk” based on corporate and individual performance. As a result, compensation paid in the form of base salary and benefits represented less than half of each continuing executive’s potential total compensation at target performance levels for 2007. In 2006, we did not provide equity compensation to our named executive officers due to a limited equity incentive pool. As a result, in 2006, total potential compensation for our named executive officers was primarily comprised of base salary and bonus. We believe that, as is common in the technology sector, stock option and other equity-based awards are a significant compensation-related motivator in attracting and retaining employees and that salary and bonus levels are, in many instances, secondary considerations to many employees, particularly at the executive and managerial levels.

Base Salary. Base salary will typically be used to recognize the experience, skills, knowledge and responsibilities required of each named executive officer, as well as then prevailing market conditions. Base salaries for our named executive officers that were in effect in 2006 were initially approved by the board of directors in early 2006. In establishing base salaries of our named executive officers for 2006 and the first half of 2007, our board of directors took into account a number of factors, including each named executive’s position and functional role, seniority, performance and overall level of responsibility. Our compensation committee evaluated the same criteria in establishing our named executive officers’ base salaries for the second half of 2007. For executives hired in 2006, we considered the base salary of the individual at his or her prior employment and any unique personal circumstances that motivated the executive to leave that prior position and join our company. In addition, in both cases we considered the competitive market for corresponding positions within comparable geographic areas and industries. In 2006, though the board of directors reviewed data regarding comparable public companies, the board of directors principally relied upon data from the private company surveys in comparing base salary to the competitive market. In 2007, the compensation committee focused solely on comparable public companies in comparing base salary to the competitive market, which was defined by both survey data and specific industry peers identified by the compensation committee and compensation consultant. For 2006 and 2007, base salaries for our named executive officers were and generally are positioned around the median of the compensation amounts provided to executives at comparable companies. There was no change in base salaries from 2006 to 2007, with the exception of Messrs. Nelson and Goldberg, whose base salaries were increased effective July 1, 2007 by approximately 25% and 7%, respectively, and Mr. McGeever, whose base salary was increased effective January 1, 2007 by approximately 17.5%.

The base salary of our named executive officers will be reviewed on an annual basis and adjustments will be made to reflect performance-based factors, as well as competitive conditions. We have not and will not apply specific formulas to determine increases. We have, however, in the past referred to private and public company surveys, as well as data for our public company peers and may in the future continue to compare our base salary against those we consider to be appropriate market comparables. Where it is determined that our base salary is not competitive, market data may inform, but will not be the sole basis for, decisions to adjust base salary. The compensation committee expects to review executive salaries in April or May of each year, with any adjustments to be effective July 1.

Bonuses. Performance bonuses are paid in cash to our named executive officers and are based on the achievement of objectives, which historically have been determined by the board of directors, and will be determined by the compensation committee for 2007 and beyond. These objectives may change from year to year as the company continues to evolve and different priorities are established, but remain subject to the review and approval of the compensation committee. Bonuses paid under our bonus programs are based on a thorough quantitative and qualitative review of relevant facts and circumstances relative to performance objectives determined in advance.

Prior to 2007, we established a set of goals based on our financial performance against which the management team was measured for purposes of determining annual incentive compensation. Our chief executive officer and our president, worldwide sales and distribution, had additional objectives described below against which their performance was measured. In 2007, to more successfully promote a team-oriented approach to company performance, the compensation committee, in consultation with management, established three core company performance objectives, set forth below, and each executive’s annual incentive compensation is based on achievement against a combination of these company performance objectives. Incentive compensation is paid based on the average of percentage achievement against each of the corporate goals. We see this approach to our incentive compensation as an integral part of our culture of collaborative, team-oriented management.

In 2006, there was not a discretionary component of the bonus calculation. However, for 2007, the compensation committee has implemented a bonus program which includes an individual performance component. Evaluation of individual performance will often include some level of discretion. The board of directors and compensation committee retain the ability to increase or decrease bonus awards, and to make additional awards, though historically once bonus programs have been implemented there has been no such increase for any of the named executive officers. Neither the chief executive officer nor any other named executive officer has the authority to modify the bonus determinations of the board of directors or compensation committee.

In 2007, the compensation committee significantly increased the target bonus as a percentage of total cash compensation for Messrs. Nelson and Goldberg, and also increased the target bonus for Mr. McGeever to market-competitive levels. Target bonuses for Messrs. Dilley and Mansfield were not adjusted.

During 2006, bonus objectives for all named executive officers other than Mr. Nelson, our President and Chief Executive Officer, and Mr. Mansfield, our President, Worldwide Sales and Distribution, were based on achieving some or all of the following performance objectives: overall targeted revenue levels of at least $66 million during the fiscal year, representing substantial growth over the prior year, an expense target of $81 million, excluding stock-based compensation and certain other expenses, and a metric tied to new business and upsell transactions. Our board of directors believed these targets to be challenging, but achievable if the company achieved its financial plan for the year. In addition to these metrics, the bonus for Mr. Nelson was also tied to customer retention and customer satisfaction metrics as set by the board of directors. The bonus for Mr. Mansfield was also tied to the successful completion of certain business development opportunities during the fiscal year. In addition, for Mr. Mansfield, a variable compensation arrangement was in place for 2006 that was based upon similar criteria that apply to all employees within the sales organization and that was in the form of a commission plan with targets based on achieving specified revenue levels. This directly linked and continues to link Mr. Mansfield’s earnings to a key sales related metric and aligns him directly with the rest of the sales team. Bonuses for our named executive officers were set at between 10% and 100% of base salary, with certain accelerators and decelerators for overachievement and underachievement of target levels for Messrs. Nelson, Goldberg and Mansfield. Mr. Mansfield also received an additional bonus of $165,000 for 2006 for identifying our joint venture partner in Japan and completing certain corporate transactions related to the formation and funding of NetSuite KK. The target and actual bonus amounts for 2006 for our named executive officers were as follows:

Named Executive Officer(1)	Target Bonus ($)	Total Bonus Paid ($)	Annual Target as Percentage of Base Salary	Bonuses Actually Paid for 2006 as Percentage of Base Salary
Zachary Nelson	140,000	143,000	46.7%	47.7%
Evan M. Goldberg	35,000	37,280	10.0	10.7
James McGeever	60,000	60,000	30.1	30.1
Dean Mansfield(2)	200,000	374,621	100.0	187.3

(1)	Mr. Dilley joined us in December 2006. Accordingly, no bonus target for 2006 was set for him and no bonus was paid to him in respect of 2006 performance.
(2)	Includes bonus earned and paid in 2006 to Mr. Mansfield in the amount of $165,000 upon the completion of certain corporate transactions related to the formation and funding of NetSuite KK.

Under our 2007 Executive Bonus Plan, the corporate objectives for bonuses are tied to achieving the following corporate goals on a quarterly basis: GAAP revenue targets, bookings targets and operating profit or loss targets. Target bonuses for 2007 are also tied to the achievement of individual objectives. The percentage of the target bonus tied to corporate objectives is 75% for Messrs. Nelson, Goldberg, McGeever and Mansfield and 25% for Mr. Dilley. Payouts under the 2007 Executive Bonus Plan will be capped for each named executive officer’s target bonuses for the metrics tied to achieving the corporate objectives. Bonus objectives for 2007 were set to be challenging, but achievable if the company achieves its financial plan for the year. The target bonus amounts for 2007 for our named executive officers are as follows:

Named Executive Officer	Current Base Salary	Target Bonus ($)	Annual Target as Percentage of Current Base Salary
Zachary Nelson	$375,000	225,000	60.0%
Evan M. Goldberg	375,000	125,000	33.3
James McGeever	235,000	95,000	40.4
Timothy Dilley	250,000	50,000	20.0
Dean Mansfield	200,000	200,000	100.0

Equity-based incentives. We believe that strong long-term corporate performance is achieved with a corporate culture that encourages a long-term outlook by our named executive officers through the use of stock-based awards. Prior to this offering, we granted equity awards under our 1999 Stock Plan. In connection with this offering, our board of directors has adopted a 2007 Equity Incentive Plan, which permits the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance shares and other stock-based awards. Our equity incentive plans have been established to provide certain of our employees, including our named executive officers, with incentives to help align those employees’ interests with the interests of our stockholders. Our compensation committee grants equity awards to executives to enable them to participate in the long-term appreciation of our stock’s value, while reducing or eliminating the economic benefit of such awards in the event our stock does not perform well. Once an equity award has been approved by the board of directors or compensation committee, neither the chief executive officer nor the board of directors or compensation committee retains any discretion to modify the number of shares awarded, though the compensation committee or board of directors in the past has from time to time approved, and may in the future approve, modifications to vesting schedules or subsequent option grants. Additionally, equity compensation provides an important retention tool for key executives to the extent that stock options and other equity awards are subject to vesting over an extended period of time and provide for only a limited exercise period following termination of employment. We have not adopted stock ownership guidelines, and, other than for our founders, our equity incentive plans have provided the sole method for our named executive officers to acquire equity or equity-linked interests in our company. The compensation committee has not established stock option targets for specified categories of executive officers.

In general, stock options for named executive officers will be granted in connection with our annual performance review in April of each year and are generally subject to vesting based on the executive’s continued service but not subject to performance vesting criteria. With limited exceptions, new hire option grants vest over a four-year period with 25% vesting after the first 12 months of service and the remainder vesting ratably each month thereafter. Annual option grants also generally vest over a four-year period and vest ratably each month subject to continued service through each vesting date. All options are granted at the fair market value on the date of grant. Our compensation committee will consider alternative forms of equity that are permitted under the 2007 Equity Incentive Plan (or any successor plan), such as performance shares, restricted stock units or restricted stock awards, and alternative vesting strategies based on the achievement of milestones when we become a public reporting company.

The size and terms of the initial option grant made to each named executive officer upon joining the company are primarily based on competitive conditions applicable to the named executive officer’s specific position. In addition, the compensation committee considers the number of options owned by other executives in comparable positions within our company using a blended model that considers options awarded as a percentage of shares outstanding and the aggregate value for each option grant. The board of directors’ review of named executive officer compensation in 2006 focused primarily on equity compensation as it related to total ownership of the company held by each named executive officer rather than as a component of annual total compensation. Based upon this review and the limited share pool available for equity incentive awards at that time, there was no additional equity compensation granted to any of our named executive officers in 2006. In June 2007, after additional shares were authorized for issuance under the 1999 Stock Plan, we issued options to purchase the following number of shares to our named executive officers with an exercise price of $12.40 per share:

Named Executive Officer	Shares	Vesting
Zachary Nelson	125,000	Monthly over 4 years
Evan M. Goldberg	125,000	Monthly over 4 years
James McGeever	50,000	100% vested
Timothy Dilley	37,500	100% vested
Dean Mansfield	50,000	100% vested

In recognition of their contributions to our continued growth, and because we had not made grants to our officers since 2005, the options granted to Messrs. McGeever, Dilley and Mansfield were fully vested when issued. The compensation committee also wanted to increase such officers’ equity holdings in the company to further align management’s incentives with the long term interest of stockholders. The options to Messrs. Nelson and Goldberg vest monthly over four years.

On December 12, 2007, we issued options to purchase an additional 93,750 shares to each of Messrs. Nelson and Goldberg, 37,500 shares to Messrs. McGeever and Mansfield and 28,125 shares to Mr. Dilley at $14.50, which was the midpoint of the price range listed on the cover page of the prospectus as of the date of grant. Concurrent with this offering, we also intend to issue options to purchase an additional 31,250 shares to each of Messrs. Nelson and Goldberg, 12,500 shares to Messrs. McGeever and Mansfield and 9,375 shares to Mr. Dilley effective upon the closing of this offering at the initial public offering price. These options will vest over four years with no shares vesting the first year and the shares vesting in equal monthly installments over the following three years.

In June 2007, our compensation committee also accelerated the vesting of options granted to Messrs. Nelson and Goldberg in May 2005 that were subject to variable accounting. See the section titled “Certain Relationships and Related Party Transactions—Stock Options” for a description of the vesting acceleration.

We use a number of methodologies to make external comparisons when we set the number of options to be granted to each named executive officer. On an individual basis, we compare the fair value of the grant to those made to executives at peer companies using a Black-Scholes valuation for equity awards that is generally consistent with SFAS 123(R) with certain adjustments, and the number of option shares granted by position as a percentage of total common shares outstanding. We believe these comparisons provide important additional context for comparing the competitiveness of our equity-based compensation practices versus the market.

The annual performance equity awards we make to our named executive officers will be driven by our performance over time, our named executive officers’ ability to impact our results that drive stockholder value, their organization level, their potential to take on roles of increasing responsibility and competitive equity award levels for similar positions and organization levels in comparable companies.

After our initial public offering, our compensation committee intends to grant options for new hires on a quarterly basis during the second month of the quarter, but no earlier than three trading days after earnings have been announced for the prior quarter. All equity awards to our employees, including named executive officers, and to our directors have been granted and reflected in our consolidated financial statements, based upon the applicable accounting guidance, with the exercise price equal to the fair market value on the grant date based on the valuation determined by our board of directors.

Benefits. We provide the following benefits to our U.S.-based named executive officers, generally on the same basis provided to all of our employees:

•	health, dental and vision insurance;

•	life insurance;

•	a 401(k) plan (U.S.-based employees only);

•	employee assistance plan;

•	short-and long-term disability, accidental death and dismemberment; and

•	medical and dependant care flexible spending account (U.S.-based employees only).

We believe these benefits are consistent with those offered by companies with which we compete for employees.

Severance Compensation and Termination Protection. We have entered into severance and change of control agreements with each of our named executive officers. Pursuant to the severance and change of control agreements, upon an executive’s termination by us (other than for cause or upon the executive’s death or disability), not in connection with a change of control, then subject to the executive executing a separation agreement and release of claims and such agreement becoming effective, the executive would be entitled to the following severance benefits, subject to the executive’s continued compliance with covenants under the agreement:

•	continuing payments of base salary for 12 months from the date of such termination;

•	a pro-rated amount of the executive’s target bonus for the year of termination based on the period of time the executive had been employed during the year of termination;

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accelerated vesting for the executive’s outstanding equity awards in an amount equal to the portion of the award that would have otherwise vested during the 12-month period following such termination as if the executive had remained employed by us through such date and the executive will have 12 months following the date of such termination to exercise any outstanding stock options, stock appreciation rights or similar equity awards;

•	reimbursement for outplacement services for up to 12 months following such termination; and

•	reimbursement for health care premiums for the executive and his or her eligible dependents for up to 12 months of company-paid medical, dental and vision plan coverage following such termination.

Pursuant to the severance and change of control agreements, upon an executive’s termination by us (other than for cause, or the executive’s death or disability) or upon the executive’s resignation from such employment for good reason, in either case in connection with a change of control, then subject to the executive executing a separation agreement and release of claims and such agreement becoming effective, the executive would be entitled to the following severance:

•	a lump sum payment of 12 months of base salary;

•	a lump sum amount equal to the executive’s target bonus for the year of termination, or, if greater, as in effect immediately prior to the change of control;

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accelerated vesting as to 100% of the executive’s outstanding equity awards and the executive will have 12 months following the date of such termination to exercise any outstanding stock options, stock appreciation rights or similar equity awards;

•	reimbursement for outplacement services for up to 12 months following such termination; and

•	up to 12 months of company-paid medical, dental and vision plan coverage following such termination.

In the event any payment to Messrs. Nelson, Goldberg, or McGeever is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (as a result of a payment being classified as a parachute payment under Section 280G of the Internal Revenue Code), such officer will be entitled to receive an additional cash payment from us equal to the sum of the excise tax and all cumulative income taxes relating to the cash payment. In the event any payment to Mr. Dilley would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (as a result of a payment being classified as a parachute payment under Section 280G of the Internal Revenue Code), Mr. Dilley will receive such payment as would entitle him to receive the greatest after-tax benefit, even if it means us paying him a lower aggregate payment so as to minimize or eliminate the potential excise tax imposed by Section 4999 of the Internal Revenue Code. See the section titled “—Potential Payment upon Termination or Change of Control” for a description of the tables setting forth the potential payments to be made to each named executive officer and definitions of key terms under these agreements.

Accounting and Tax Considerations

Internal Revenue Code Section 162(m) limits the amount that we may deduct for compensation paid to our chief executive officer and to each of our four most highly compensated officers to $1,000,000 per person, unless certain exemption requirements are met. Exemptions to this deductibility limit may be made for various forms of “performance-based” compensation. In addition to salary and bonus compensation, upon the exercise of stock options that are not treated as incentive stock options, the excess of the current market price over the option price, or option spread, is treated as compensation and accordingly, in any year, such exercise may cause an officer’s total compensation to exceed $1,000,000. Under certain regulations, option spread compensation from options that meet certain requirements will not be subject to the $1,000,000 cap on deductibility, and in the past we have granted options that we believe met those requirements. While the compensation committee cannot predict how the deductibility limit may impact our compensation program in future years, the compensation committee intends to maintain an approach to executive compensation that strongly links pay to performance. In addition, while the compensation committee has not adopted a formal policy regarding tax deductibility of compensation paid to our named executive officers, the compensation committee intends to consider tax deductibility under Rule 162(m) as a factor in compensation decisions.

Summary Compensation Table

The following table provides information regarding the compensation of our principal executive officer, principal financial officer and each of the next three most highly compensated executive officers during our year ended December 31, 2006. We refer to these executive officers as our “named executive officers.”

Name and Principal Position	Salary ($)	Option Grants ($)	Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)		Total ($)
Zachary Nelson	300,000	—	143,000	12,591	(3)	455,591
President and Chief Executive Officer
Evan M. Goldberg	350,000	—	37,280	27,086	(4)	414,366
Chairman of the Board and Chief Technology Officer
James McGeever	199,500	—	60,000	6,535	(5)	266,035
Chief Financial Officer
Timothy Dilley(2)	1,302	—	105,000	12		106,314
Executive Vice President, Services
Dean Mansfield	200,000	—	374,621	20,400	(6)	595,021
President, Worldwide Sales and Distribution

(1)	The amounts in this column represent total performance-based bonuses earned for services rendered during 2006 under our 2006 Executive Bonus Plan for all named executive officers except Mr. Dilley.
(2)	Mr. Dilley became our Executive Vice President, Services on December 18, 2006. Mr. Dilley was paid a sign-on bonus of $105,000, which will be repaid to us on a pro rata basis if his employment is terminated other than by us without cause prior to December 18, 2007, the one-year anniversary of his start date. Mr. Dilley’s annual base salary is $250,000.
(3)	Comprised of $8,571 related to the difference in interest for loans from us to Mr. Nelson calculated at fair market rates of interest versus the actual interest rates on the loan, $3,570 of 401(k) matching and $450 of life insurance premiums.
(4)	Comprised of $22,274 related to the difference in interest for loans from us to Mr. Goldberg calculated at fair market rates of interest versus the actual interest rates on the loan, $4,452 related to the difference in interest for a loan from an affiliate of ours to Mr. Goldberg calculated at a fair market rate of interest versus the actual rate on the loan and $360 of life insurance premiums.
(5)	Comprised of $3,570 of 401(k) matching, $2,400 for opting out of the Company’s medical plan, $404 related to the difference in interest for a loan from us to Mr. McGeever calculated at a fair market rate of interest versus the actual interest rate on the loan and $161 for life insurance premiums.
(6)	Represents payment for a car allowance.

Grants of Plan-Based Awards

The following table provides information regarding grants of plan-based awards to each of our named executive officers during the year ended December 31, 2006.

Grants of Plan-Based Awards

For Year Ended December 31, 2006

Estimated Future Payouts Under Non-Equity Incentive Plan Awards
Name	Target ($)(1)
Zachary Nelson President and Chief Executive Officer	140,000
Evan M. Goldberg Chief Technology Officer and Chairman of the Board	35,000
James McGeever Chief Financial Officer	60,000
Timothy Dilley Executive Vice President, Services	—
Dean Mansfield(2) President, Worldwide Sales and Distribution	200,000

(1)	There were no threshold or maximum payments under our 2006 Executive Bonus Plan. The target payments under our 2006 Executive Bonus Plan were set separately for each named executive officer. Please see the Summary Compensation Table above for the amounts our named executive officers earned under the 2006 Executive Bonus Plan.
(2)	Mr. Mansfield also received a bonus of $165,000 tied to completion of the transaction to form and finance NetSuite KK.

We did not make any equity grants to our named executive officers during the year ended December 31, 2006.

Outstanding Equity Awards at December 31, 2006

The following table presents certain information concerning outstanding equity awards held by each of our named executive officers at December 31, 2006.

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)		Number of Securities Underlying Exercised Options That Have Not Vested (#)		Option Exercise Price ($)	Option Expiration Date
Zachary Nelson	19,783	(1)			1.40	2/26/2013
President and Chief Executive Officer			65,393	(2)
	244,506	(3)			1.50	1/28/2014
			83,042	(4)
	100,000	(5)			5.00	12/30/2015

Evan M. Goldberg	135,200	(6)			1.40	2/26/2013
Chief Technology Officer and Chairman of the Board			111,725	(7)
	891,146	(8)			1.50	1/28/2014
			420,417	(9)
	100,000	(10)			5.00	12/30/2015

James McGeever	2,531	(11)			0.60	2/26/2013
Chief Financial Officer			10,281	(12)
			32,316	(13)
			93,727	(14)
	67,500	(15)			5.00	12/30/2015

Timothy Dilley	—		—		—	—
Executive Vice President, Services

Dean Mansfield	7,000	(16)			0.70	1/28/2014
President, Worldwide Sales and Distribution	50,000	(17)			0.70	7/13/2014
	175,000	(18)			1.00	5/17/2015
	300,000	(19)			5.00	12/30/2015

(1)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2006, 14,837 shares were fully vested and 4,946 shares will vest ratably over the remainder of the vesting period, subject to continued service with us. Pursuant to the terms of an amendment to the applicable stock option agreement, on December 3, 2007, Mr. Nelson voluntarily agreed to increase the exercise price for each unexercised share underlying this option from $0.60 to $1.40. As a result of this modification, the unexercised portion of the option ceased to be subject to variable accounting.

(2)	Shares of common stock acquired pursuant to the early exercise of options, but which are unvested and, therefore, subject to our right to repurchase as of December 31, 2006. Our right to repurchase is at a price per share of $0.60.
(3)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2006, 32,605 shares were fully vested and 211,901 shares will vest ratably over the remainder of the vesting period, subject to continued service with us. Pursuant to the terms of an amendment to the applicable stock option agreement, on December 3, 2007, Mr. Nelson voluntarily agreed to increase the exercise price for each unexercised share underlying this option from $0.70 to $1.50. As a result of this modification, the unexercised portion of the option ceased to be subject to variable accounting.

(4)	Shares of common stock acquired pursuant to the early exercise of options, but which were unvested and, therefore, subject to our right to repurchase as of December 31, 2006. Our right to repurchase was at a price per share of $1.00. On June 20, 2007, our compensation committee accelerated the vesting of all of the unvested shares remaining under the options granted to Mr. Nelson on May 17, 2005.
(5)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/96th of the shares of the underlying common stock. As of December 31, 2006, 12,500 shares were fully vested and 87,500 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(6)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2006, 126,750 shares were fully vested and 8,450 shares will vest ratably over the remainder of the vesting period, subject to continued service with us. Pursuant to the terms of an amendment to the applicable stock option agreement, on December 3, 2007, Mr. Goldberg voluntarily agreed to increase the exercise price for each unexercised share underlying this option from $0.60 to $1.40. As a result of this modification, the unexercised portion of the option ceased to be subject to variable accounting.
(7)	Shares of common stock acquired pursuant to the early exercise of options, but which are unvested and, therefore, subject to our right to repurchase as of December 31, 2006. Our right to repurchase is at a price per share of $0.60.
(8)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2006, 529,118 shares were fully vested and 362,028 shares will vest ratably over the remainder of the vesting period, subject to continued service with us. Pursuant to the terms of an amendment to the applicable stock option agreement, on December 3, 2007, Mr. Goldberg voluntarily agreed to increase the exercise price for each unexercised share underlying this option from $0.70 to $1.50. As a result of this modification, the unexercised portion of the option ceased to be subject to variable accounting.

(9)	Shares of common stock acquired pursuant to the early exercise of options, but which were unvested and, therefore, subject to our right to repurchase as of December 31, 2006. Our right to repurchase was at a price per share of $1.00. On June 20, 2007, our compensation committee accelerated the vesting of all of the unvested shares remaining under the options granted to Mr. Goldberg on May 17, 2005.
(10)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/96th of the shares of the underlying common stock. As of December 31, 2006, 12,500 shares were fully vested and 87,500 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(11)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2006, 1,687 shares were fully vested and 844 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(12)	Shares of common stock acquired pursuant to the early exercise of options, but which are unvested and, therefore, subject to our right to repurchase as of December 31, 2006. Our right to repurchase is at a price per share of $0.60.
(13)	Shares of common stock acquired pursuant to the early exercise of options, but which are unvested and, therefore, subject to our right to repurchase as of December 31, 2006. Our right to repurchase is at a price per share of $0.70.
(14)	Shares of common stock acquired pursuant to the early exercise of options, but which are unvested and, therefore, subject to our right to repurchase as of December 31, 2006. Our right to repurchase is at a price per share of $1.00.
(15)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/96th of the shares of the underlying common stock. As of December 31, 2006, 8,437 shares were fully vested and 59,063 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(16)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2006, 5,104 shares were fully vested and 1,896 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(17)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2006, 30,208 shares were fully vested and 19,792 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(18)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2006, 69,270 shares were fully vested and 105,730 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

(19)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/96th of the shares of the underlying common stock. As of December 31, 2006, 37,500 shares were fully vested and 262,500 shares will vest ratably over the remainder of the vesting period, subject to continued service with us.

Option Exercises and Restricted Stock Vesting During 2006

The following table presents certain information on an aggregated basis concerning the exercise of options by each of our named executive officers during 2006.

	Option Awards
Name	Number of Shares Acquired on Exercise (#)		Value Realized on Exercise ($)(1)
Zachary Nelson	892,796		17,449,992
President and Chief Executive Officer
Evan M. Goldberg	—		—
Chief Technology Officer and Chairman of the Board
James McGeever	254,507	(2)	4,996,082
Chief Financial Officer
Timothy Dilley	—		—
Executive Vice President, Services
Dean Mansfield	—		—
President, Worldwide Sales and Distribution

(1)	The aggregate dollar amount realized upon the exercise of an option represents the difference between the aggregate market price of the shares of our common stock underlying that option on the date of exercise, which we have assumed to be $20.50, the midpoint of the price range set forth on the cover page of this prospectus, and the aggregate exercise price of the option.
(2)	As of December 31, 2006, 126,043 of the 254,507 shares with a value of $2,583,882, based on an assumed initial public offering price of $20.50, which is the midpoint of the price range listed on the cover page of this prospectus, are unvested and subject to repurchase by us at a price per share of $1.00.

Offer Letters

We are party to the following agreements contained in employment offer letters with our named executive officers.

Zachary Nelson

We entered into a revised offer letter with Mr. Nelson, effective July 1, 2007, to serve as our President and Chief Executive Officer. The offer letter provides for an annual base salary of $375,000, with the ability to earn a bonus as discussed in the section titled Compensation Discussion and Analysis.

Evan M. Goldberg

We entered into a revised offer letter with Mr. Goldberg, effective July 1, 2007, to serve as our Chief Technology Officer. The offer letter provides for an annual base salary of $375,000, with the ability to earn a bonus as discussed in the section titled Compensation Discussion and Analysis.

James McGeever

We entered into a revised offer letter with Mr. McGeever, effective July 1, 2007, to serve as our Chief Financial Officer. The offer letter provides for an annual base salary of $235,000, with the ability to earn a bonus as discussed in the section titled Compensation Discussion and Analysis.

Timothy Dilley

We entered into a revised offer letter with Mr. Dilley, effective July 1, 2007, to serve as our Executive Vice President, Services. The offer letter provides for an annual base salary of $250,000, with the ability to earn an additional bonus as discussed in the section titled Compensation Discussion and Analysis. Pursuant to the terms of Mr. Dilley’s original offer letter dated December 15, 2006, we agreed, subject to the Board’s approval, to grant him (and subsequently did grant him) an option to purchase 100,000 shares of our common stock (vesting as to 25% on the first anniversary of the vesting commencement date and  1/48th monthly thereafter) and an award of 25,000 restricted shares (vesting in equal installments over a period of 4 years).

Dean Mansfield

We entered into a revised offer letter with Mr. Mansfield, effective July 1, 2007, to serve as our President, Worldwide Sales and Distribution. The offer letter provides for an annual base salary of $200,000, with the ability to earn a bonus as discussed in the section titled Compensation Discussion and Analysis.

Potential Payment upon Termination or Change of Control

We entered into severance and change of control agreements that require specific payments and benefits to be provided to our named executive officers in the event of termination of employment. The description and tables that follow describe the payments and benefits that are owed by us to each of our named executive officers upon the executive’s termination.

Under each of the severance and change of control agreements we entered into with our named executive officers, if a named executive officer is terminated without Cause and the termination is not in connection with a Change of Control, then such named executive officer will receive continuing payments of severance pay equal to the executive’s base salary then in effect for 12 months. In addition, such named executive officer will receive a lump-sum bonus payment equal to 100% of the executive’s target bonus as in effect for the fiscal year in which the termination occurs, pro-rated for the year. All of their unvested equity awards that would have become vested had the executive remained employed by us for the 12-month period following such termination of employment shall immediately vest and become exercisable as of the date of termination and any corresponding repurchase right shall lapse. Such named executive officer will have 12 months following termination in which to exercise any stock options or rights to acquire our common stock. Such named executive officer will also receive coverage for a period of 12 months for himself and his eligible dependents under our medical, dental and vision benefit plans. Finally, at such named executive officer’s request, we will pay the expense for outplacement benefits provided by a service to be determined in our discretion for a period of up to 12 months following termination. For terminations not in connection with a change of control, the executive is obligated to refrain from soliciting our employees and from providing services to or otherwise supporting our potential and actual competitors during the 12-month period for which salary and benefits continue to be paid.

In addition, if such named executive officer is terminated without Cause or resigns for Good Reason in connection with a Change of Control within a three-month period before or a one–year period after such Change of Control, the change of control agreement requires us to pay him a lump-sum payment equal to 12 months of base salary and a lump-sum bonus payment equal to 100% of the higher of (i) his target bonus as in effect for the fiscal year in which the Change of Control occurs or (ii) his target bonus in effect for the fiscal year in which his termination occurs. In this circumstance, such named executive officer will be entitled to accelerated vesting as to 100% of his outstanding equity awards and will have 12 months following such termination in which to exercise any stock options or rights to acquire our common stock. Such named executive officer will also receive coverage for a period of 12 months for himself and his eligible dependents under our medical, dental and vision benefit plans. Finally, at such named executive officer’s request, we will pay the expense for outplacement benefits provided by a service to be determined in our discretion for a period of up to 12 months following termination.

In the event any payment to Messrs. Nelson, Goldberg or McGeever is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (as a result of a payment being classified as a parachute payment under Section 280G of the Internal Revenue Code), such officer will be entitled to receive an additional cash payment from us equal to the sum of the excise tax and all cumulative income taxes relating to the cash payment.

In the event any payment to Mr. Dilley would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, Mr. Dilley will receive such payment as would entitle him to receive the greatest after-tax benefit, even if it means us paying him a lower aggregate payment so as to minimize or eliminate the potential excise tax imposed by Section 4999 of the Internal Revenue Code.

“Cause” means (i) executive’s failure to devote sufficient time and effort to the performance of his or her duties; (ii) executive’s continued failure to perform his or her employment duties, (iii) executive’s repeated unexplained or unjustified absences from the company; (iv) executive’s material and willful violation of any federal or state law which if made public would injure the business or reputation of the company; (v) executive’s refusal or willful failure to act in accordance with any specific lawful direction or order of the company or stated written policy of the company; (vi) executive’s commission of any act of fraud with respect to the company; or (vii) executive’s conviction of, or plea of nolo contendere to, a felony or a crime involving moral turpitude causing material harm to the standing and reputation of the company, in each case as reasonably determined by the company or the board of directors of the company. The company may not terminate the employment of an executive under clause (i), (ii), or (iii) above unless the company (1) provides executive with a written notice that specifically sets forth the factual basis to support the company’s right to terminate executive’s employment under clause (i), (ii), or (iii) above, and (2) permits executive to cure such failure, to the company’s satisfaction, within 10 business days after receiving such notice.

“Change of Control” means the occurrence of any of the following:

(i) Any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), except Tako Ventures, LLC, or an affiliate of Tako Ventures, LLC, becomes the “beneficial owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the company representing 50% or more of the total voting power represented by, or 50% or more of the fair value of, the company’s then outstanding voting securities; or

(ii) Any action or event occurring within an one-year period, as a result of which less than a majority of the directors are Incumbent Directors. “Incumbent Directors” means directors who either (A) are directors of the company as of the date hereof, or (B) are elected, or nominated for election, to the board of directors with the affirmative votes of a majority of the Incumbent Directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the company); or

(iii) The consummation of a merger or consolidation of the company with any other corporation, other than a merger or consolidation which would result in the voting securities of the company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity, including any parent holding company) at least fifty percent (50%) of the total voting power represented by the voting securities of the company or such surviving or resulting entity outstanding immediately after such merger or consolidation; or

(iv) The consummation of the sale, lease, or other disposition by the company of all or substantially all the company’s assets.

“Good Reason” means executive’s resignation within thirty (30) days following the expiration of any company cure period following the occurrence of one or more of the following, without the executive’s written consent: (i) the significant reduction of executive’s duties, authority, responsibilities, job title or reporting relationships relative to executive’s duties, authority, responsibilities, job title, or reporting relationships as in effect immediately prior to such reduction, or the assignment to executive of such reduced duties, authority, responsibilities, job title, or reporting relationships; provided, however, that a reduction in position or responsibilities solely by virtue of a Change of Control shall not constitute “Good Reason”; (ii) a reduction of more than five percent of executive’s base salary in any one year; (iii) a reduction by more than ten percent of executive’s total target annual cash compensation in any one year (which consists of executive’s base salary plus target bonus incentive compensation); (iii) the material change in the geographic location at which executive must perform services (for these purposes, the relocation of executive to a facility that is more than twenty-five (25) miles from executive’s current employment location will be considered material); (iv) the failure of the company to obtain assumption of the Severance and Change of Control Agreement by any successor; and (v) the breach by the company of a material provision of the Severance and Change of Control Agreement. For purposes of clause (i), executive’s duties, authority, responsibilities, job title and reporting relationships will be deemed to have been significantly reduced if executive does not (a) hold at least the same title and position (including responsibility over at least the same functional areas as prior to the change of control) with the company business or the business with which such business is operationally merged or subsumed (as, for example, where the President and Chief Executive Officer of the company remains the President and Chief Executive Officer of the company following a Change of Control where the company becomes a wholly owned but separate operating subsidiary of the acquirer, but is not made the President and Chief Executive Officer of the acquiring corporation), or (b) remain a member of the executive officer management staff of the company business or the business with such business is operationally merged or subsumed. Executive cannot resign for Good Reason without first providing the company with written notice within ninety (90) days of the event that executive believes constitutes “Good Reason” specifically identifying the acts or omissions constituting the grounds for Good Reason and a reasonable cure period of not less than thirty (30) days following the date of such notice.

Zachary Nelson

Assuming Mr. Nelson’s employment terminated on December 31, 2006, by virtue of the agreements mentioned above, he would be entitled to benefits with the value set forth in the table below:

Termination of Employment
Compensation and Benefits	Termination Without Cause not in Connection with a Change of Control ($)	Termination Without Cause or Constructively Terminated After Change of Control ($)
Salary	300,000	300,000
Bonus	140,000	140,000
Equity Acceleration(1)(2)	5,976,000	8,397,000
Health Care Benefits	15,000	15,000
Outplacement Benefits	15,000	15,000
280G Gross-up Payment	—	783,000

(1)	As of December 31, 2006, 312,800 shares of common stock subject to Mr. Nelson’s options would accelerate if he were terminated without Cause and not in connection with a Change of Control. The amount indicated in the table is calculated as the spread value of the options subject to accelerated vesting on December 31, 2006 but assuming a price per share of $20.50, which is the mid-point of the price range in this offering.
(2)	As of December 31, 2006, 452,780 shares of common stock subject to Mr. Nelson’s options would accelerate if he were terminated without Cause or resigned for Good Reason in connection with a Change of Control within a three-month period before or a one–year period after such Change of Control. The amount indicated in the table is calculated as the spread value of the options subject to accelerated vesting on December 31, 2006 but assuming a price per share of $20.50, which is the mid-point of the price range in this offering.

Evan M. Goldberg

Assuming Mr. Goldberg’s employment terminated on December 31, 2006, by virtue of the agreements mentioned above, he would be entitled to benefits with the value set forth in the table below:

Termination of Employment
Compensation and Benefits	Termination Without Cause not in Connection with a Change of Control ($)	Termination Without Cause or Constructively Terminated After Change of Control ($)
Salary	350,000	350,000
Bonus	35,000	35,000
Equity Acceleration(1)(2)	12,320,000	18,818,000
Health Care Benefits	15,000	15,000
Outplacement Benefits	15,000	15,000
280G Gross-up Payment	—	1,571,000

(1)	As of December 31, 2006, 640,819 shares of common stock subject to Mr. Goldberg’s options would accelerate if he were terminated without Cause and not in connection with a Change of Control. The amount indicated in the table is calculated as the spread value of the options subject to accelerated vesting on December 31, 2006 but assuming a price per share of $20.50, which is the mid-point of the price range in this offering.
(2)	As of December 31, 2006, 990,119 shares of common stock subject to Mr. Goldberg’s options would accelerate if he were terminated without Cause or resigned for Good Reason in connection with a Change of Control within a three-month period before or a one–year period after such Change of Control. The amount indicated in the table is calculated as the spread value of the options subject to accelerated vesting on December 31, 2006 but assuming a price per share of $20.50, which is the mid-point of the price range in this offering.

James McGeever

Assuming Mr. McGeever’s employment terminated on December 31, 2006, by virtue of the agreements mentioned above, he would be entitled to benefits with the value set forth in the table below:

Termination of Employment
Compensation and Benefits	Termination Without Cause not in Connection with a Change of Control ($)	Termination Without Cause or Constructively Terminated After Change of Control ($)
Salary	199,500	199,500
Bonus	60,000	60,000
Equity Acceleration(1)(2)	1,699,000	3,604,000
Health Care Benefits	15,000	15,000
Outplacement Benefits	15,000	15,000
280G Gross-up Payment	—	518,000

(1)	As of December 31, 2006, 88,174 shares of common stock subject to Mr. McGeever’s options would accelerate if he were terminated without Cause and not in connection with a Change of Control. The amount indicated in the table is calculated as the spread value of the options subject to accelerated vesting on December 31, 2006 but assuming a price per share of $20.50, which is the mid-point of the price range in this offering.
(2)	As of December 31, 2006, 196,229 shares of common stock subject to Mr. McGeever’s options would accelerate if he were terminated without Cause or resigned for Good Reason in connection with a Change of Control within a three-month period before or a one–year period after such Change of Control. The amount indicated in the table is calculated as the spread value of the options subject to accelerated vesting on December 31, 2006 but assuming a price per share of $20.50, which is the mid-point of the price range in this offering.

Timothy Dilley

Assuming Mr. Dilley’s employment terminated on December 31, 2006, by virtue of the agreements mentioned above, he would be entitled to benefits with the value set forth in the table below:

Termination of Employment
Compensation and Benefits	Termination Without Cause not in Connection with a Change of Control ($)	Termination Without Cause or Constructively Terminated After Change of Control ($)
Salary	250,000	250,000
Bonus	—	—
Equity Acceleration(1)	—	—
Health Care Benefits	15,000	15,000
Outplacement Benefits	15,000	15,000

(1)	As of December 31, 2006, Mr. Dilley did not own any options or shares of restricted stock.

Dean Mansfield

Assuming Mr. Mansfield’s employment terminated on December 31, 2006, by virtue of the agreements mentioned above, he would be entitled to benefits with the value set forth in the table below:

Termination of Employment
Compensation and Benefits	Termination Without Cause not in Connection with a Change of Control ($)	Termination Without Cause or Constructively Terminated After Change of Control ($)
Salary	200,000	200,000
Bonus	200,000	200,000
Equity Acceleration(1)(2)	1,717,000	6,560,000
Health Care Benefits	3,000	3,000
Outplacement Benefits	15,000	15,000

(1)	As of December 31, 2006, 95,500 shares of common stock subject to Mr. Mansfield’s options would accelerate if he were terminated without Cause and not in connection with a Change of Control. The amount indicated in the table is calculated as the spread value of the options subject to accelerated vesting on December 31, 2006 but assuming a price per share of $20.50, which is the mid-point of the price range in this offering.
(2)	As of December 31, 2006, 389,915 shares of common stock subject to Mr. Mansfield’s options would accelerate if he were terminated without Cause or resigned for Good Reason in connection with a Change of Control within a three-month period before or a one–year period after such Change of Control. The amount indicated in the table is calculated as the spread value of the options subject to accelerated vesting on December 31, 2006 but assuming a price per share of $20.50, which is the mid-point of the price range in this offering.

Employee Benefit Plans

1999 Stock Plan, as amended

Our 1999 Stock Plan, or the 1999 Plan, was adopted by our board of directors on December 12, 1999 and approved by our stockholders on December 17, 1999. The plan was last amended by our board of directors to add an additional 2,375,000 shares on June 27, 2007, which amendment was approved by our stockholders on June 28, 2007. Our 1999 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants. We will not grant any additional awards under our 1999 Plan following this offering. However, our 1999 Plan will continue to govern the terms and conditions of outstanding awards granted thereunder.

We have reserved a total of 16,260,750 shares of our common stock for issuance pursuant to the 1999 Plan. As of September 30, 2007, options to purchase 6,908,841 shares of common stock were outstanding and 1,193,492 shares were available for future grant under this plan.

A committee appointed by our board of directors currently administers our 1999 Plan. Under our 1999 Plan, the administrator has the power to determine the terms of the awards, including the employees, directors and consultants who will receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

With respect to all incentive stock options granted under the 1999 Plan, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. With respect to all nonstatutory stock options granted under the 1999 Plan, the exercise price must at least be equal to 85% of the fair market value of our common stock on the date of grant. The term of an option may not exceed 10 years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the terms of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. If termination is due to disability or death, the option will remain exercisable for no less than six months. In all other cases, the option will generally remain exercisable for at least 30 days. In the absence of a specified period of time in the option agreement or the applicable provision of a change of control or severance agreement, the option will remain exercisable for a period of three months following termination (or 12 months in the event of a termination due to death of disability). However, an option generally may not be exercised later than the expiration of its term.

Stock purchase rights may be granted alone, in addition to or in tandem with other awards granted under our 1999 Plan. Stock purchase rights are rights to purchase shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares subject to a stock purchase right granted to any employee, director or consultant. The administrator may impose whatever conditions to vesting it determines to be appropriate. Unless the administrator determines otherwise, we have a repurchase option exercisable upon termination of the purchaser’s service with us. Shares subject to stock purchase rights that do not vest are subject to our right of repurchase or forfeiture.

Our 1999 Plan provides that in the event of certain change in control transactions, including our merger with or into another corporation or the sale of substantially all of our assets, the successor corporation will assume or substitute an equivalent award with respect to each outstanding award under the plan. If there is no assumption or substitution of outstanding awards, such awards will become fully vested and exercisable and the administrator will provide notice to the recipient that he or she has the right to exercise such outstanding awards for a period of 15 days from the date of such notice. The awards will terminate upon the expiration of such stated notice period.

Unless otherwise determined by the administrator, the 1999 Plan generally does not allow for the sale or transfer of awards under the 1999 Plan other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the participant only by such participant.

Our board of directors has the authority to amend, alter, suspend or terminate the 1999 Plan provided such action does not impair the rights of any participant without the written consent of such participant.

2007 Equity Incentive Plan

Our board of directors adopted our 2007 Equity Incentive Plan, or the 2007 Plan, on June 27, 2007, as amended on October 17, 2007, and we expect our stockholders will approve the 2007 Plan prior to the completion of this offering. Our 2007 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

We have reserved a total of 2,375,000 shares of our common stock for issuance pursuant to the 2007 Plan, plus (a) any shares which have been reserved but not issued under our 1999 Stock Plan and are not subject to any awards granted thereunder, and (b) any shares subject to stock options or similar awards granted under the 1999 Stock Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the 1999 Stock Plan that are forfeited to or repurchased by the Company. In addition, our 2007 Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2009 fiscal year, equal to the least of:

•	9,000,000 shares of our common stock;

•	3.5% of our aggregate common stock outstanding plus common stock issuable pursuant to outstanding awards under our equity plans; or

•	such other amount as our board of directors may determine.

Our board of directors or a committee of our board administers our 2007 Plan. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered or cancelled in exchange for awards with a higher or lower exercise price, or outstanding awards may be transferred to a third party.

The exercise price of options granted under our 2007 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the terms of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

Stock appreciation rights may be granted under our 2007 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof. Stock appreciation rights expire under the same rules that apply to stock options.

Restricted stock may be granted under our 2007 Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted stock units may be granted under our 2007 Plan. Restricted stock units are awards that will result in a payment to a participant at the end of a specified period only if performance goals established by the administrator are achieved or the award otherwise vests. The administrator may impose whatever conditions to vesting, restrictions and conditions to payment it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals, on the continuation of service or employment or any other basis determined by the administrator. Payments of earned restricted stock units may be made, in the administrator’s discretion, in cash or with shares of our common stock, or a combination thereof.

Performance units and performance shares may be granted under our 2007 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. Payment for performance units and performance shares may be made in cash or in shares of our common stock with equivalent value, or in some combination, as determined by the administrator.

Unless the administrator provides otherwise, our 2007 Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Our 2007 Plan provides that in the event of our change in control, as defined in the 2007 Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse, and the awards will become fully exercisable. The administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the shares subject to the award, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved, and all other terms and conditions met. The option or stock appreciation right will terminate upon the expiration of the period of time the administrator provides in the notice. In the event that awards granted to an outside director are assumed or substituted and the service of the outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options and stock appreciation rights will fully vest and become immediately exercisable, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved, and all other terms and conditions met.

Our 2007 Plan will automatically terminate in 2017, unless we terminate it sooner. In addition, our board of directors has the authority to amend, alter, suspend or terminate the 2007 Plan provided such action does not impair the rights of any participant without the written consent of such participant.

401(k) Retirement Plan

We maintain a 401(k) retirement plan which is intended to be a tax qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. In general, all of our employees are eligible to participate, the first day of the month following three months of the hire date. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit, equal to $15,000 in 2006, and have the amount of the reduction contributed to the 401(k) plan. We are permitted to match employees’ 401(k) plan contributions. For the year ended December 31, 2006, we matched 34% of employee contributions up to a maximum contribution equal to 5% of employee compensation.

Other

We currently have employees in the United States, Australia, Canada, Japan, the Philippines, the United Kingdom and Singapore. In addition to providing statutorily mandated benefit programs in each country, we contribute to private plans for health, pension and insurance benefits in the countries where those contributions are customarily provided to employees.

Limitations on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the completion of this offering, contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2004, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required under the “Management” section of this prospectus, and the transactions described below.

Private Placement Financings

Series G Financing

In January 2004, we sold 10,922,571 shares of our Series G preferred stock at a price of $1.826 per share for an aggregate price of $19,948,989. Of that amount, we sold 10,746,408 shares of our Series G preferred stock for an aggregate price of $19,627,241 to investors that are our affiliates, including individuals and entities affiliated with Tako Ventures and individuals and entities affiliated with StarVest Partners.

Series H Financing

In March and April 2005, we sold 7,281,547 shares of our Series H preferred stock at a price of $2.06 per share for an aggregate price of $15,000,000. Of that amount, we sold 7,149,608 shares of our Series H preferred stock for an aggregate price of $14,728,198 to investors that are our affiliates, including individuals and entities affiliated with Tako Ventures and individuals and entities affiliated with StarVest Partners.

Debt Financing

In September 2005, we entered into a secured line of credit with Tako Ventures pursuant to which we were entitled to borrow up to $10,000,000 from Tako Ventures. The line of credit was amended on March 1, 2006 to increase the amount available for us to borrow to $20,000,000. The interest rate payable under the line of credit is prime rate plus 1%. We intend to repay the outstanding balance under the line of credit with the net proceeds of this offering.

Investor Rights Agreement

In connection with our Series H financing described above, we entered into an amended and restated investor rights agreement with our preferred stockholders, including individuals and entities affiliated with Tako Ventures, and individuals and entities affiliated with StarVest Partners. Pursuant to this agreement, we granted such stockholders certain registration rights with respect to shares of our common stock issuable upon conversion of the shares of the preferred stock held by them. For more information regarding this agreement, please refer to the section titled “Description of Capital Stock—Registration Rights.” In addition to the registration rights, the amended and restated investor rights agreement, among other things, obligates us to deliver periodic financial statements to our major investors.

This is not a complete description of the amended and restated investor rights agreement and is qualified by the full text of the amended and restated investor rights agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Stockholders Agreement

In connection with our Series H financing described above, we entered into an amended and restated stockholders agreement with several of our significant stockholders, including individuals and entities affiliated with Tako Ventures and individuals and entities affiliated with StarVest Partners. The amended and restated stockholders agreement, among other things:

•	grants our major investors certain rights of first refusal with respect to proposed transfers of our securities by certain stockholders;

•	provides for the voting of shares with respect to the constituency of the board of directors; and

•

grants our major investors a right of first offer with respect to sales of our shares by us, subject to specified exclusions (which exclusions are expected to include the sale of the shares pursuant to this prospectus).

The amended and restated stockholders agreement will terminate upon completion of this offering. This is not a complete description of the amended and restated stockholders agreement and is qualified by the full text of the amended and restated stockholders rights agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Stock Options

Certain stock option grants to our directors and related option grant policies are described in this prospectus under the caption “Management—Director Compensation.”

On January 2, 2007, we granted William L. Beane III an option to purchase 20,000 shares of our common stock with an exercise price of $7.00 per share.

On June 20, 2007, our compensation committee accelerated the vesting of options to purchase 65,861 shares and 333,434 shares from Zachary Nelson, our President and Chief Executive Officer, and Evan M. Goldberg, our Chief Technology Officer and Chairman of the Board, respectively. These shares represented all of the unvested shares remaining under the options granted to Messrs. Nelson and Goldberg on May 17, 2005.

On June 27, 2007, our compensation committee approved the granting of options to purchase an aggregate of 1,289,785 shares of common stock, subject to stockholder approval of an increase to the authorized shares available to grant that was obtained on June 28, 2007. These options, which include an aggregate of 400,000 shares to our executive officers, were granted with exercise prices of $12.40 per share as part of a broad-based grant to employees in connection with our annual focal review process. These options, other than those granted to Messrs. Nelson and Goldberg, are fully vested. The options to Messrs. Nelson and Goldberg vest monthly over four years from the date of grant. The options to purchase shares of common stock granted to our executive officers were in the following amounts:

•	Zachary Nelson - 125,000;

•	Evan M. Goldberg - 125,000;

•	James McGeever - 50,000;

•	Timothy Dilley - 37,500;

•	Dean Mansfield - 50,000; and

•	Douglas P. Solomon - 12,500.

On December 12, 2007, we granted options to purchase an additional 876,159 shares to our employees, including 300,000 shares to our executive officers. On December 13, 2007, we granted options to purchase an additional 57,314 shares to our directors. These option grants have exercise prices of $14.50 per share, which was the midpoint of the price range listed on the cover page of the prospectus as of the dates of grant.

We also intend to grant options to purchase an additional 290,138 shares to our employees, including 100,000 shares to our executive officers, and 15,000 shares to our directors, which excludes the pro rated options and restricted stock awards for board service from October 2007 to May 2008 discussed below following the pricing of this offering with an exercise price equal to the initial public offering price. These options will vest over four years with no shares vesting the first year and the shares vesting in equal monthly installments over the following three years.

On December 13, 2007 we granted the following options to our independent directors with an exercise price equal to $14.50, which was the midpoint of the price range listed on the cover page of the prospectus as of the date of grant:

•	William L. Beane III - 7,500 shares;

•	Deborah A. Farrington - 22,500 shares;

•	Keith D. Grinstein - 7,500 shares; and

•	Kevin Thompson - 7,500 shares.

We also intend to grant the following options to our independent directors following the pricing of this offering with an exercise price equal to our initial public offering price:

•	William L. Beane III - 2,500 shares;

•	Deborah A. Farrington - 7,500 shares;

•	Keith D. Grinstein - 2,500 shares; and

•	Kevin Thompson - 2,500 shares.

These grants are intended to standardize the initial option grants we have made to our independent directors at options to purchase 30,000 shares of our common stock per director. These options will vest quarterly over a three-year period beginning on the anniversary date of the commencement of board service for Messrs. Beane, Grinstein and Thompson and quarterly over a four-year period from the date of grant for Ms. Farrington.

On June 27, 2007, our board of directors also approved the following grants for our independent directors as compensation for their board service for the period from October 2007 through May 2008 that qualifies as board service after completion of at least their first year of board service for the company. The value of the awards are pro-rated based upon the applicable post-first year service period and a stock option award with a $50,000 value and a restricted stock award with a $50,000 value, each valued as of the date of grant:

•	William L. Beane III (pro rated for 5/12 th of an annual grant) — stock award with a value equal to $20,833, each as of the date of grant;

•

Deborah A. Farrington (pro rated for  8/12 th of an annual grant) — a stock option to purchase shares of our common stock having a value equal to $33,333 and a restricted stock award with a value equal to $33,333, each as of the date of grant;

•

Keith D. Grinstein (pro rated for  8/12th of an annual grant) — a stock option to purchase shares of our common stock having a value equal to $33,333 and a restricted stock award with a value equal to $33,333, each as of the date of grant; and

•

Kevin Thompson (pro rated for  8/12th of an annual grant) — a stock option to purchase shares of our common stock having a value equal to $33,333 and a restricted stock award with a value equal to $33,333, each as of the date of grant.

Such grants were made on December 13, 2007 as to 75% of the shares underlying the stock options with an exercise price equal to $14.50, which was the midpoint of the price range listed on the cover page of the prospectus as of the date of grant. The remaining 25% of the shares underlying the stock options and the restricted stock awards shall be granted following the pricing of this offering. Such stock options shall have an exercise price equal to our initial public offering price. The options will vest in equal monthly installments on the 15th of each month beginning one month from the date of grant through May 15, 2008. The restricted stock grants shall vest 100% on May 15, 2008.

Corporate Opportunity Waiver

On October 17, 2007, our board of directors approved resolutions to renounce and waive any interest or expectancy we might have under the so-called “corporate opportunity doctrine,” with regard to Lawrence J. Ellison, subject to Mr. Ellison completing the transfer of shares formerly held by Tako Ventures to a new limited liability company and implementing the contemplated voting restrictions, as described in the section titled “—Share Transfer by Lawrence J. Ellison” below. Under the corporate opportunity doctrine, as a majority stockholder, Mr. Ellison might, in certain circumstances, have had a duty to present to the corporation matters that come to him that are within our line of business or would be deemed of interest to us. Under the waiver, we have renounced any such duty, and Mr. Ellison will not need to present any such opportunities to us but could be permitted to direct any such opportunity to Oracle or elsewhere. A company is permitted to renounce or waive its right to corporate opportunities under Section 122(17) of Delaware General Corporation Law. An example of when the corporate opportunity waiver could be applicable is in the event that Mr. Ellison were approached by a company that would like to be acquired, and which is engaged in a line of business that relates to our business. Under Delaware law, a controlling stockholder may, under certain circumstances, be obligated to present this kind of opportunity to the corporation they control. With the renunciation and waiver that our board has approved, we have eliminated uncertainty about this kind of question, and Mr. Ellison would not have any obligation to present any such opportunities to us. He would be free to pursue any such opportunities himself, or to present them to another company, without notifying us or giving us any ability to participate.

Transactions with Executive Officers and Directors

Between 2002 and 2005 we purchased certain media production services from Horn Productions, which is owned and operated by Elizabeth Horn, wife of our President and Chief Executive Officer, Zachary Nelson. We paid Horn Productions an aggregate of $304,913 for services provided. Our independent directors approved the terms of the transactions, which were completed on arm’s length terms.

On May 15, 2005, we made a loan of $654,799 to Mr. Nelson with an interest rate of 5.00%. On October 18, 2005, we made another loan of $137,450 to Mr. Nelson with an interest rate of 5.00%. On December 26, 2006, we made another loan of $563,388 to Mr. Nelson with an interest rate of 5.00%. On February 21, 2007, Mr. Nelson repaid the outstanding balance of $1,429,986, including principal and interest, owed on the loans.

On October 18, 2005, we made a loan of $2,227,385 to Evan M. Goldberg, our Chief Technology Officer and Chairman of the Board, with an interest rate of 5.00%. On February 21, 2007, Mr. Goldberg repaid $400,000 on the outstanding loan. On June 5, 2007, Mr. Goldberg repaid the remaining $2,028,537 owed on the loans from us, which included $201,152 of interest accrued thereon.

On November 29, 2005, June 5, 2007 and October 5, 2007, Mr. Goldberg received loans for $250,000, $2,028,537 and $2,500,000 at interest rates of 4.04%, 4.64% and 4.20%, respectively, from Octopus Holdings, L.P., an entity affiliated with Lawrence J. Ellison. We had no involvement in the arrangement, negotiation or execution of these loans.

On December 22, 2006, we made a loan of $351,313 to James McGeever, our Chief Financial Officer, with an interest rate of 5.00%. On February 21, 2007, Mr. McGeever repaid the outstanding balance of $355,788 owed on the loan.

On August 31, 2006, we entered into a license agreement with SolarWinds.net, Inc., or SolarWinds. Under the terms of the agreement, SolarWinds paid us $187,500 in 2006 for the use of our services. Kevin Thompson, the Chief Operating Officer, Chief Financial Officer and Treasurer of SolarWinds, became a member of our board of directors in September 2006. Following Mr. Thompson’s appointment to our board of directors, the independent members of our board of directors ratified the terms of the transaction, which was completed on arm’s length terms.

In July 2004, we entered into a License Agreement with the Oakland Athletics with a term of 41 months. The agreement provided for an upfront payment to us of $50,000 by the Athletics for the use of our on-demand application services through November 2007. In December 2006, we entered into a three-year partnership agreement with the Athletics. Under the terms of the agreement, we will pay the Athletics $375,000 over the three-year term of the agreement for certain sponsorship benefits. This agreement also extended the Athletics’ right to use our service through December 2009 for no additional consideration from the Athletics. We estimate that the fair market value of this license extension was $75,000. William L. Beane III, the General Manager of the Athletics, became a member of our board of directors in January 2007. Following Mr. Beane’s appointment to our board of directors, the independent members of our board of directors ratified the terms of the partnership agreement, which was completed on arm’s length terms.

On February 5, 2007, entities affiliated with StarVest Partners sold an aggregate of 417,357 shares of our Series C, D, E, F, G and H preferred stock, which are convertible into 612,020 shares of common stock, to entities affiliated with Meritech Capital Partners, an unaffiliated third-party at the time of the sale, for $11.622 per common share, or an aggregate purchase price of $7,112,886. On February 5, 2007, certain of our other investors sold an aggregate of 83,170 shares of our Series C, E and F preferred stock, which are convertible into 348,604 shares of common stock, to Meritech for $11.622 per common share or an aggregate purchase price of $4,060,784. On February 21, 2007, Zachary Nelson sold 294,714 shares of our common stock to Meritech for $12.452 per share or an aggregate purchase price of $3,669,776. On February 21, 2007, James McGeever sold 55,000 shares of our common stock to Meritech for $12.452 per share or an aggregate purchase price of $684,860. On February 21 and May 23, 2007, certain of our other employees sold an aggregate of 113,167 shares of our common stock to Meritech for $12.452 per share or an aggregate purchase price of $1,409,151. On April 20, 2007, Mr. McGeever sold 75,000 shares of our common stock to Meritech for $12.452 per share or an aggregate purchase price of $933,900.

On February 21, 2007, Mr. Nelson sold an aggregate of 148,168 shares of our common stock to Craig Ramsey for $11.854 per share or an aggregate purchase price of $1,756,389. On February 21, 2007, Mr. Goldberg sold an aggregate of 148,168 shares of our common stock to Mr. Ramsey for $11.854 per share or an aggregate purchase price of $1,756,389.

Employment Arrangements and Indemnification Agreements

We have entered into revised offer letters and severance and change of control agreements with each of our executive officers. See the sections titled “Management—Offer Letters” and “Management—Potential Payment upon Termination or Change of Control” for a description of these agreements.

We have also entered into indemnification agreements with each of our directors and officers. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See the section titled “Management—Limitations on Liability and Indemnification Matters.”

Other Transactions with our Significant Stockholders

On April 28, 2005, we entered into a software license agreement with Oracle USA, Inc., or Oracle USA, an affiliate of Oracle. Lawrence J. Ellison, who beneficially owns our majority stockholder, is the Chief Executive Officer, a principal stockholder and a director of Oracle. This perpetual license is for the use of Oracle database and application server software on a certain number of individual computers, along with technical support. Under the April 2005 agreement, we paid $2.5 million over nine installments, including the final buyout payment, which occurred on June 19, 2007. On May 23, 2007, we entered into another software license agreement with Oracle USA to license Oracle Software for an additional number of computers, along with technical support. The May 2007 agreement calls for payments of $0.9 million over 12 equal quarterly installments through 2010. On October 31, 2007, we entered into another perpetual software license agreement with Oracle USA to license Oracle database and application server software, along with technical support. This license has a forty-two month term that allows for the unlimited use of certain products and limited use of other products. We also purchased the initial 12 months of technical support services under the agreement, which are renewable annually. These products and services provided by Oracle USA were not specifically developed for us. The October 2007 agreement requires us to pay

$4.2 million for the net license fees to be paid over 12 equal quarterly installments through 2010 and $1.4 million for the technical support fees. The October 2007 agreement replaces the product orders made under the April 2005 and May 2007 agreements, but remains subject to certain of the contractual terms of the May 2007 license agreement.

Our management team negotiated the terms of the Oracle USA software license agreements on our behalf and negotiated in good faith to obtain the most favorable terms possible for our business. Neither Mr. Ellison nor any board member affiliated with Mr. Ellison was involved in the negotiations on our behalf or on behalf of Oracle. These agreements were reviewed with, and the terms of these transactions were approved by, our board members who are not affiliated with Mr. Ellison. As Oracle disclosed in its proxy statement, an independent committee of its board reviews related party transactions (including related party transactions with us) and approves only those that are determined to be on terms that are fair to Oracle. As a result, we believe these transactions were completed on arm’s length terms and we do not believe that we obtained any economic terms from Oracle USA that would be unavailable to other parties. We believe this agreement with Oracle USA is a material agreement for us and, as a result, we have filed it as an exhibit to the registration statement of which this prospectus forms a part.

Commencing in 2004, we entered into a verbal agreement with Oracle Racing, Inc., a sailboat racing syndicate. Mr. Ellison, who beneficially owns our majority stockholder, is the primary source of funding for Oracle Racing. Philip B. Simon, who was then one of our directors, is the President and sole director of Oracle Racing. Under the terms of the agreement, we agreed to supply our software to Oracle Racing in exchange for the marketing and promotional benefits of being an Official Supplier to Oracle Racing. The value of the software we provided to Oracle Racing in 2005 and 2006 in connection with this sponsorship is an aggregate of approximately $542,000. Our independent directors approved the terms of the transaction. See Footnote 10 in the Notes to our Consolidated Financial Statements for a further description of this agreement.

Share Transfer by Lawrence J. Ellison

Lawrence J. Ellison has transferred 31,964,898 shares of our common stock (representing all of the shares formerly held directly by Tako Ventures, an investment entity controlled by Mr. Ellison) to NetSuite Restricted Holdings LLC, or the LLC, a limited liability company formed for the limited purpose of holding the NetSuite shares and funding charitable gifts as and when directed by Mr. Ellison. As of November 30, 2007, those shares represented approximately 61% of our outstanding stock. Mr. Ellison is the Chief Executive Officer, a director and a principal stockholder of Oracle. We have been told that Mr. Ellison made the transfer in view of his position and duties at Oracle, to effectively eliminate his voting control over the election of our directors and certain other matters, to limit the circumstances under which his voting control could be exercised or restored, and to avoid and mitigate potential future conflicts of interest that might otherwise arise.

To that end, Mr. Ellison established the LLC, the sole member of which is Mr. Ellison’s revocable trust. The LLC is managed solely by an unrelated third party. The manager has no ability to dispose of our shares, other than to fund charitable gifts as and when directed by Mr. Ellison, to cover any tax liabilities resulting from ownership of the shares in the LLC structure, and to participate in a transaction involving a change of control approved by our stockholders or a tender offer approved or recommended by our board of directors.

The LLC Operating Agreement does not permit the LLC to be liquidated or dissolved, or any ownership interest in the LLC to be transferred, so long as Mr. Ellison remains an officer or director of Oracle, except with the approval of an independent committee of Oracle’s board of directors. Mr. Ellison has informed us of his intention that, upon his death, his membership interest in the LLC will be transferred to the Ellison Medical Foundation or to one or more other charities designated by Mr. Ellison.

As part of these arrangements, the LLC Operating Agreement contains provisions designed to neutralize the voting power of our shares held by the LLC, except as described below. These arrangements require the shares held by the LLC to be voted in strict proportion to the voting of shares held by all of our other voting stockholders, other than shares beneficially owned by Mr. Ellison or members of his family, shares owned by trusts created for the benefit of Mr. Ellison’s children, and shares beneficially owned by any person or group that makes (or under applicable law is required to make) a filing on Schedule 13D with the SEC. These voting arrangements apply to all matters brought before our stockholders, except transactions involving a change of control, dissolution, sale of substantially all the assets, or a liquidation of NetSuite, in which case the shares held by the LLC will be voted as directed by Mr. Ellison.

Philip B. Simon, an officer of Tako Ventures, stepped down from his position as a member of our Board of Directors in October 2007, and Mr. Ellison’s contractual right to appoint members of our board of directors will terminate in conjunction with the termination of the stockholders agreement upon the closing of this offering.

We have filed the LLC Operating Agreement as an exhibit to the registration statement of which this prospectus forms a part.

Policies and Procedures for Related Party Transactions

We have adopted a formal policy that our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the case it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees are required to report to our audit committee any such related party transaction. In approving or rejecting the proposed agreement, our audit committee shall consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our audit committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. All of the transactions described above were entered into prior to the adoption of this policy. Upon completion of this offering, we will post this related party transaction policy on our website.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at November 30, 2007, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each stockholder, or group of affiliated stockholders, known to us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 53,344,079 shares of common stock outstanding at November 30, 2007, which gives effect to (i) the conversion of shares of our preferred stock into 44,676,597 shares of our common stock and our 1-for-20 reverse stock split effected on December 4, 2007 and (ii) the transfer of 31,964,898 shares to NetSuite Restricted Holdings LLC on December 14, 2007. For purposes of the table below, we have assumed that 59,544,079 shares of common stock will be outstanding upon completion of this offering and that the underwriters will not exercise their option to purchase additional shares in this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of November 30, 2007. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an “*.”

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o NetSuite Inc., 2955 Campus Drive, Suite 100, San Mateo, CA 94403-2511.

	Shares Beneficially Owned
Name of Beneficial Owner	Shares	Percent Before Offering	Percent After Offering
5% Stockholders:
Entities beneficially owned by Lawrence J. Ellison(1)	32,450,334	60.8%	54.5%
Trust for the benefit of David Ellison(2)	3,438,359	6.4	5.8
Trust for the benefit of Margaret Ellison(3)	3,438,359	6.4	5.8
Funds affiliated with StarVest Partners, L.P.(4)	2,695,968	5.1	4.5

Directors and Executive Officers:
Zachary Nelson(5)	2,061,913	3.8	3.4
Evan M. Goldberg(6)	4,488,561	8.2	7.4
James McGeever(7)	418,904	*	*
Timothy Dilley(8)	162,500	*	*
Dean Mansfield(9)	582,000	1.1	1.0
William L. Beane III(10)	20,000	*	*
Deborah A. Farrington(11)	2,695,968	5.1	4.5
Keith D. Grinstein(12)	20,000	*	*
Kevin Thompson(13)	20,000	*	*
All executive officers and directors as a group (10 persons)(14)	10,512,345	18.8	16.9

Other Selling Stockholders(15):
David Lipscomb(16)	942,438	1.7	1.6

*	Less than 1%.
(1)	Includes 31,964,898 shares held by NetSuite Restricted Holdings LLC and 485,436 shares held by Melanie Craft Ellison, wife of Lawrence J. Ellison. Excludes 6,876,718 shares held in trust for David Ellison and Margaret Ellison discussed in footnotes 2 and 3 below. The LLC Operating Agreement for NetSuite Restricted Holdings LLC is subject to various terms and restrictions with respect to future voting and disposition of the shares held by such entity. See “Certain Relationships and Related Party Transactions—Share Transfer by Lawrence J. Ellison” for a description of these terms and restrictions.
(2)	Represents shares held in trust for the benefit of David Ellison, Mr. Ellison’s son, for which Donald Lucas, a director of Oracle, and Philip B. Simon serve as co-trustees.
(3)	Represents shares held in trust for the benefit of Margaret Ellison, Mr. Ellison’s daughter, for which Donald Lucas, a director of Oracle, and Philip B. Simon serve as co-trustees.
(4)	Includes 2,695,778 shares held by StarVest Partners, L.P. and 190 shares held by StarVest Management, Inc., as Nominee for StarVest Partners Advisory Council Co-Investment Plan.
(5)	Includes options to purchase 489,289 shares of common stock that are exercisable within 60 days of November 30, 2007.
(6)	Includes options to purchase 1,251,346 shares of common stock that are exercisable within 60 days of November 30, 2007.
(7)	Includes options to purchase 120,031 shares of common stock that are exercisable within 60 days of November 30, 2007.
(8)	Includes options to purchase 137,500 shares of common stock that are exercisable within 60 days of November 30, 2007.
(9)	Includes options to purchase 582,000 shares of common stock that are exercisable within 60 days of November 30, 2007.
(10)	Includes options to purchase 20,000 shares of common stock that are exercisable within 60 days of November 30, 2007.
(11)	Includes 2,695,778 shares held by StarVest Partners and 190 shares held by StarVest Management, Inc., as Nominee for StarVest Partners Advisory Council Co-Investment Plan. Deborah A. Farrington, Jeanne Sullivan and Laura Sachar possess shared voting and dispositive power over the shares held by StarVest Partners. Deborah A. Farrington, Jeanne Sullivan, Laura Sachar and Larry Bettino possess shared voting and dispositive power over the shares held by StarVest Management, Inc.
(12)	Includes options to purchase 20,000 shares of common stock that are exercisable within 60 days of November 30, 2007.
(13)	Includes options to purchase 20,000 shares of common stock that are exercisable within 60 days of November 30, 2007.
(14)	Consists of (i) 7,841,644 shares held of record by the current directors and executive officers, 67,613 of which are subject to repurchase rights we hold as of November 30, 2007; and (ii) options to purchase 2,670,701 shares exercisable within 60 days of November 30, 2007, of which 1,690,452 are fully vested.
(15)	The selling stockholders, which include our chief executive officer, the chairman of our board of directors and chief technology officer, and certain other members of our management, will sell shares in this offering only if the underwriters exercise their over-allotment option. If the underwriters exercise their over-allotment option in full, such stockholders will sell the following shares in this offering: Zachary Nelson, 200,000 shares; Evan M. Goldberg, 100,000 shares; James McGeever, 30,000 shares; and David Lipscomb, 35,000 shares. If these stockholders sell the shares in this offering, their percent owned after the offering will be: Zachary Nelson, 3.1%; Evan M. Goldberg, 7.2%; James McGeever, <1%; and David Lipscomb, 1.5%. In the event of a partial exercise of the over-allotment option, the shares to be sold by the selling stockholders pursuant to the over-allotment option will be proportionately reduced.
(16)	Includes options to purchase 564,339 shares of common stock that are exercisable within 60 days of November 30, 2007.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the completion of this offering. For more detailed information, please see our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Immediately following the completion of this offering, our authorized capital stock will consist of 525,000,000 shares, with a par value of $0.01 per share, of which:

•	500,000,000 shares are designated as common stock, and

•	25,000,000 shares are designated as preferred stock.

At September 30, 2007, assuming the conversion of all outstanding shares of our convertible preferred stock into common stock, we had outstanding 53,310,706 shares of common stock, held of record by 364 stockholders.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue from time to time the preferred stock in one or more series, to fix the number of shares of any such series and the designation thereof and to fix the rights, preferences, privileges and restrictions granted to or imposed upon such preferred stock, including dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, redemption prices, liquidation preference and sinking fund terms, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could have the effect of delaying, deterring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Warrants

As of September 30, 2007, warrants to purchase 1,633 shares of Series C Preferred Stock with an exercise price of $45.93 per share were outstanding. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reclassifications and consolidations. Upon the closing of this offering, the warrants will become exercisable for 9,522 shares of common stock with an exercise price of $7.88 per share.

Registration Rights

The holders of an aggregate of 44,676,597 shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an investor rights agreement between us and the holders of these shares, and include demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights. The holders of an aggregate of 44,676,597 shares of our common stock, or their permitted transferees, are entitled to demand registration rights. Under the terms of the registration agreement, we will be required, upon the written request of holders of a majority of these shares, to use our best efforts to register all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the registration agreement. We are not required to effect a demand registration prior to 180 days after the completion of this offering.

Short Form Registration Rights. The holders of an aggregate of 44,676,597 shares of our common stock, or their permitted transferees, are also entitled to short form registration rights. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon written request from holders of these shares to us, to have such shares registered by us at our expense.

Piggyback Registration Rights. The holders of an aggregate of 44,676,597 shares of our common stock, or their permitted transferees, are entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions, we and the underwriters may limit the number of shares included in the underwritten offering if the underwriters believe that including these shares would adversely affect the offering.

Majority Stockholder

For a description of Mr. Ellison’s share transfer to a limited liability company, the operating agreement of which contains provisions designed to neutralize, in certain situations, the voting power of our shares held by the LLC with respect to various matters, please see the section titled, “Certain Relationships and Related Party Transactions—Share Transfer by Lawrence J. Ellison.” For a description of our renunciation and waiver of corporate opportunities with regard to Lawrence J. Ellison, please see the section titled, “Certain Relationships and Related Party Transactions—Corporate Opportunity Waiver.”

Compliance with Governance Rules of the New York Stock Exchange

The New York Stock Exchange has adopted rules that provide that listed companies of which more than 50% of the voting power is held by a single person or a group of persons are not required to comply with certain corporate governance rules and requirements. In particular, such a “controlled company” may elect to be exempt from certain rules that require a majority of the board of directors of companies listed on the New York Stock Exchange to be independent, as defined by these rules, and which mandate independent director representation on certain committees of the board of directors. In addition, for listed companies other than “controlled companies,” the New York Stock Exchange requires:

•

that a company listed on that market must have an audit committee comprised of at least three members all of whom are independent under the rules of the applicable exchange and that is otherwise in compliance with the rules established for audit committees of public companies under the Securities Exchange Act of 1934, as amended;

•

that director nominees must be selected, or recommended to the board of directors for selection, by a majority of directors who are independent under the rules of the applicable exchange, or a nominations committee comprised solely of independent directors with a written charter or board resolution addressing the nomination process; and

•

that compensation for executive officers must be determined, or recommended to the board of directors for determination, by a majority of independent directors or a nominations committee comprised solely of independent directors.

Upon the completion of this offering, we do not expect to avail ourselves of the controlled company exceptions.

Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock. As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting. We have provided in our amended and restated certificate of incorporation that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our bylaws provide that special meetings of the stockholders may be called only by the chairperson of the board, the chief executive officer, the president (in the absence of a chief executive officer), or the board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Board Vacancies Filled Only by Majority of Directors Then in Office. Vacancies and newly created seats on our board may be filled only by our board of directors. Only our board of directors may determine the number of directors on our board. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on the board makes it more difficult to change the composition of our board of directors, but these provisions promote a continuity of existing management.

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws do not expressly provide for cumulative voting.

Directors Removed Only for Cause. Our amended and restated certificate of incorporation provides that directors may be removed by stockholders only for cause.

Delaware Anti-Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

•

Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

At or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders. In addition, under Section 203, our majority stockholder, which is beneficially owned by Lawrence J. Ellison, and our current stockholders associated with members of Mr. Ellison’s family are not subject to the prohibition from engaging in such business combinations.

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareholder Services. The transfer agent’s address is 161 North Concord Exchange, South St. Paul, Minnesota 55075 and its telephone number is (800) 401-1957.

Listing

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “N.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock from time to time or impair our ability to raise equity capital in the future.

Upon the completion of this offering, a total of 59,510,706 shares of common stock will be outstanding. Of these shares, all 6,200,000 shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining 53,310,706 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below, contractual provisions between us and certain stockholders and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus	—
At various times beginning more than 180 days after the date of this prospectus	53,310,706

In addition, of the 6,908,841 shares of our common stock that were subject to stock options outstanding as of September 30, 2007, options to purchase 4,544,450 shares of common stock were vested as of September 30, 2007 and will be eligible for sale 180 days following the effective date of this offering. In addition, as of September 30, 2007, warrants to purchase 1,633 shares of Series C Preferred Stock with an exercise price of $45.93 were outstanding. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reclassifications and consolidations. Upon the closing of this offering, the warrants will become exercisable for 9,522 shares of common stock with an exercise price of $7.88 per share.

Rule 144

In general, under Rule 144 as currently in effect, a person who owns shares that were acquired from us or an affiliate of ours at least one year prior to the proposed sale is entitled to sell, upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 595,107 shares immediately after the offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

On November 15, 2007, the SEC adopted a proposal that will shorten the one year holding period under Rule 144 to six months. This proposal will become effective on February 15, 2008.

Rule 144(k)

Under Rule 144(k), as currently in effect, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. On November 15, 2007, the SEC adopted a proposal that will shorten the two year holding period to one year, eliminate paragraph (k) of Rule 144 and include the conditions that non-affiliates are required to meet for sale of their securities under paragraph (b)(1) of the amended Rule 144. This proposal will become effective on February 15, 2008.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

We, all of our officers and directors and holders of substantially all of our outstanding stock, options and warrants have agreed that, without the prior written consent of Credit Suisse Securities (USA) LLC, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or

•	enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement. This agreement is subject to certain exceptions, and is also subject to extension for up to an additional 34 days, as set forth in the section titled “Underwriting.”

Registration Rights

Upon completion of this offering, the holders of 44,676,597 shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding or reserved for issuance under our stock plans. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

The following is a general discussion of material U.S. federal income and estate tax considerations with respect to the acquisition, ownership and disposition of shares of our common stock applicable to non-U.S. holders. In general, a “non-U.S. holder” is any holder other than:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Generally, an individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, such individual would count all of the days in which he or she was present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were citizens of the United States.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, final, temporary or proposed Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment).

This discussion does not address all aspects of U.S. federal income and estate taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws, including without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	U.S. expatriates; and

•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

If a partnership holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Any partner in a partnership holding shares of our common stock should consult its own tax advisors.

Dividends

In general, dividends we pay, if any, to a non-U.S. holder will be subject to U.S. withholding tax at a rate of 30% of the gross amount. The withholding tax might not apply or might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying, among other things, its nonresident status. A non-U.S. holder generally can meet this certification requirement by providing an Internal Revenue Service Form W-8BEN or appropriate substitute form to us or our paying agent. Also, special rules apply if the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder files certain forms, including Internal Revenue Service Form W-8ECI (or any successor form), with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or a reduced rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its “effectively connected earnings and profits,” subject to certain adjustments. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Sale or Other Disposition of Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder’s shares of our common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty as a condition to subjecting a non-U.S. holder to United States income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States, in which case a non-U.S. holder will be subject to U.S. federal income tax on any gain realized upon the sale or other disposition on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. Furthermore, the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation;

•

the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met, in which case a non-U.S. holder will be subject to a flat 30% tax on any gain realized upon the sale or other disposition, which tax may be offset by United States source capital losses (even though the individual is not considered a resident of the United States); or

•

we are or have been a U.S. real property holding corporation (a USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period. We do not believe that we are or have been a USRPHC, and we do not anticipate becoming a USRPHC. If we have been in the past or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Internal Revenue Code). Our common stock will be treated as regularly traded on an established securities market during any period in which it is listed on a registered national securities exchange or any over-the-counter market, including the New York Stock Exchange.

U.S. Federal Estate Tax

Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

Generally, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax is imposed (at a current rate of 28%) on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. A non-U.S. holder of shares of our common stock will be subject to this backup withholding tax on dividends we pay unless the holder certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and we or our paying agent do not have actual knowledge or reason to know the holder is a United States person) or otherwise establishes an exemption.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and we or our paying agent do not have actual knowledge or reason to know the holder is a United States person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker that is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•

a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

THE FOREGOING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE HOLDER OF SHARES OF OUR COMMON STOCK SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISER WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2007, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and W.R. Hambrecht + Co., LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
W.R. Hambrecht + Co., LLC
E*TRADE Securities LLC
JMP Securities LLC

Total	6,200,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We and the selling stockholders, which include our chief executive officer, the chairman of our board of directors and chief technology officer, and certain other members of our management, have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 565,000 additional shares from us and up to 365,000 additional shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment

Underwriting discounts and commissions paid by us	$	$	$	$

Expenses payable by us	$	$	$	$

Underwriting discounts and commissions paid by selling stockholders	$ —	$	$ —	$

Expenses payable by the selling stockholders	$ —	$	$ —	$

The representatives have informed us that they will not confirm sales of common stock to any account over which they exercise discretionary authority without first receiving written consent from such account.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

Our officers and directors and holders of substantially all of our outstanding stock, options and warrants have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

The shares of our common stock have been approved for listing on the New York Stock Exchange under the symbol “N.”

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format, from which you can obtain instructions to participate in the offering, will be made available on a website. See the section titled “Auction Process” for an explanation of how to participate in the offering. A prospectus in electronic format may also be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering.

From time to time, the underwriters may perform investment banking and advisory services for us for which they may receive customary fees and expenses.

The shares of common stock are offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.

Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the shares of common stock directly or indirectly, or distribute this prospectus or any other offering material relating to the shares of common stock, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a “Relevant Member State,” each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the “Relevant Implementation Date,” it has not made and will not make an offer of Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time,

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

Germany

Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act, Wertpapier-Verkaufsprospektgesetz, or the Act, of the Federal Republic of Germany has been or will be published with respect to our common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in (offentliches Angebot) within the meaning of the Act with respect to any of our shares of common stock otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

France

The shares of common stock are being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any shares of common stock to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the common stock, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated 1st October, 1998.

The Netherlands

Our common stock may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institution, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, “Professional Investors,” provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our common stock is publicly announced (whether electronically or otherwise) in The Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our common stock, and this prospectus or any other offering material relating to our common stock may not be considered an offer or the prospect of an offer to sell or exchange our shares of common stock.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent;

•	the purchaser has reviewed the text above under “—Resale Restrictions;” and

•

the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy or completeness of their information. While we have a reasonable belief that these publications are based on reasonable and sound assumptions and are accurate and complete, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain members of, investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati beneficially hold an aggregate of 4,379 shares of our common stock, which represents less than 0.01% of our outstanding shares of common stock. Certain legal matters in connection with the offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements and schedule of NetSuite Inc. as of December 31, 2005 and 2006, and for each of the years in the three-year period ended December 31, 2006, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report refers to the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment on January 1, 2006.

CHANGE IN PRINCIPAL ACCOUNTANTS

In January 2007, we and Deloitte & Touche LLP, our independent auditors, mutually agreed to terminate Deloitte & Touche LLP’s engagement to audit our financial statements because Deloitte & Touche LLP, or Deloitte, would not qualify as a registered independent accounting firm for us if we were a public company. In January 2007, we engaged KPMG LLP as our new independent registered public accounting firm for the fiscal years ended December 31, 2004, 2005 and 2006. Our board of directors authorized the dismissal of Deloitte and the engagement of KPMG.

Deloitte did not issue any audit reports on our financial statements for the years ended December 31, 2005 and 2006.

During the years ended December 31, 2005 and 2006, and the subsequent period preceding the dismissal of Deloitte in January 2007, there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused it to make reference thereto in its reports on the consolidated financial statements for such periods, if such reports were to have been issued, and there occurred no “reportable events” within the meaning of Item 304(a)(1) of SEC Regulation S-K.

We have provided Deloitte with a copy of the foregoing statements. Deloitte has notified us that they do not disagree with these statements.

During the years ended December 31, 2005 and 2006, and the subsequent period preceding the dismissal of Deloitte in January 2007, neither we nor anyone on our behalf consulted with KPMG regarding any of the matters or events set forth in Item 304(a)(2)(i) or (ii) of SEC Regulation S-K.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2005 and 2006 and September 30, 2007 (unaudited)	F-3

Consolidated Statements of Operations for the Years Ended December 31, 2004, 2005 and 2006 and the Nine Months Ended September 30, 2006 and 2007 (unaudited)	F-5

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit for the Years Ended December 31, 2004, 2005 and 2006 and the Nine Months Ended September 30, 2007 (unaudited)	F-6

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2005 and 2006 and the Nine Months Ended September 30, 2006 and 2007 (unaudited)	F-8

Notes to Consolidated Financial Statements	F-9

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of NetSuite Inc.:

We have audited the accompanying consolidated balance sheets of NetSuite Inc. and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2006. In connection with our audits of the consolidated financial statements, we have also audited financial statement Schedule II appearing under Item 16(b) of the registration statement. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NetSuite Inc. and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in note 1-Y to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (R), Share-Based Payment.

/s/    KPMG LLP

Mountain View, California

October 24, 2007 except as to

Note 1-Z, which is as of December 4, 2007

CONSOLIDATED BALANCE SHEETS

As of December 31, 2005 and 2006 and September 30, 2007

(In thousands, except for share and per share information)

	December 31,		September 30,	Pro Forma Stockholders’ Deficit as of September 30, 2007
	2005	2006	2007
			(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,657	$9,910	$11,485
Accounts receivable, net of allowances of $154, $384 and $545 as of December 31, 2005 and 2006 and September 30, 2007, respectively	14,734	15,274	17,901
Deferred commissions	7,083	11,871	11,904
Deferred offering costs	—	—	2,577
Other current assets	1,481	935	1,369

Total current assets	$24,955	$37,990	$45,236
Property and equipment, net	5,748	5,513	6,996
Deferred commissions, non-current	3,769	3,353	2,522
Other assets	706	1,197	1,142

Total assets	$35,178	$48,053	$55,896

LIABILITIES, CONVERTIBLE PREFERRED STOCK, MINORITY INTEREST, AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,881	$1,770	$1,129
Deferred revenue	33,969	52,660	62,150
Accrued compensation	4,904	6,614	7,985
Line of credit from related party	—	—	8,014
Other current liabilities	4,554	9,102	12,270

Total current liabilities	$45,308	$70,146	$91,548
Long-term liabilities:
Line of credit from related party	7,250	7,013	—
Deferred revenue, non-current	16,888	19,109	11,770
Other long-term liabilities	2,720	1,453	1,508

Total long-term liabilities	$26,858	$27,575	$13,278

Total liabilities	$72,166	$97,721	$104,826

Commitments and contingencies (Note 4)
Minority interest	—	1,945	1,568
Convertible preferred stock (total aggregate liquidation preference of $124,966 as of December 31, 2005 and 2006 and September 30, 2007 (unaudited)):
Series A, $0.01 par value, 900,000 shares authorized; 900,000 shares issued and outstanding as of December 31, 2005 and 2006 and September 30, 2007, and no shares outstanding pro forma (aggregate liquidation preference of $1,001)	1,000	1,000	1,000	—
Series B, $0.01 par value, 120,000 shares authorized; 120,000 shares issued and outstanding as of December 31, 2005 and 2006 and September 30, 2007, and no shares outstanding pro forma (aggregate liquidation preference of $4,008)	5,001	5,001	5,001	—

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS—(continued)

As of December 31, 2005 and 2006 and September 30, 2007

(In thousands, except for share and per share information)

	December 31,		September 30,	Pro Forma Stockholders’ Deficit as of September 30, 2007
	2005	2006	2007
			(Unaudited)	(Unaudited)
Series C, $0.01 par value, 437,868 shares authorized; 436,223 shares issued and outstanding as of December 31, 2005 and 2006 and September 30, 2007, and no shares outstanding pro forma (aggregate liquidation preference of $20,035)	20,021	20,021	20,021	—
Series D, $0.01 par value, 1,434,446 shares authorized; 1,434,444 shares issued and outstanding as of December 31, 2005 and 2006 and September 30, 2007, and no shares outstanding pro forma (aggregate liquidation preference of $30,000)	29,927	29,927	29,927	—
Series E, $0.01 par value, 4,832,427 shares authorized; 4,832,423 shares issued and outstanding as of December 31, 2005 and 2006 and September 30, 2007, and no shares outstanding pro forma (aggregate liquidation preference of $20,000)	19,941	19,941	19,941	—
Series F, $0.01 par value, 7,919,859 shares authorized; 7,919,853 shares issued and outstanding as of December 31, 2005 and 2006 and September 30, 2007, and no shares outstanding pro forma (aggregate liquidation preference of $14,973)	14,896	14,896	14,896	—
Series G, $0.01 par value, 10,922,574 shares authorized; 10,922,571 shares issued and outstanding as of December 31, 2005 and 2006 and September 30, 2007, and no shares outstanding pro forma (aggregate liquidation preference of $19,949)	19,909	19,909	19,909	—
Series H, $0.01 par value, 8,750,000 shares authorized; 7,281,547 shares issued and outstanding as of December 31, 2005 and 2006 and September 30, 2007, and no shares outstanding pro forma (aggregate liquidation preference of $15,000)	14,959	14,959	14,959	—

Total convertible preferred stock	$125,654	$125,654	$125,654	$—

Stockholders’ deficit:
Common stock, par value $0.01, 100,000,000 shares authorized as of December 31, 2005 and 2006 and September 30, 2007; 5,046,055, 7,288,199 and 8,477,356 shares issued and outstanding, excluding 1,103,517, 923,907 and 156,731 shares subject to repurchase, as of December 31, 2005 and 2006 and September 30, 2007, respectively; 53,153,975 shares issued and outstanding pro forma, excluding 156,731 shares subject to repurchase	$3,241	$4,838	$6,304	$532
Additional paid-in capital	22,469	43,296	59,080	190,506
Notes receivable from stockholders	(3,089)	(4,373)	—	—
Accumulated other comprehensive income (loss)	—	(43)	73	73
Accumulated deficit	(185,263)	(220,985)	(241,609)	(241,609)

Total stockholders’ deficit	$(162,642)	$(177,267)	$(176,152)	$(50,498)

Total liabilities, convertible preferred stock, minority interest and stockholders’ deficit	$35,178	$48,053	$55,896

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2004, 2005 and 2006

and the Nine Months Ended September 30, 2006 and 2007

(In thousands, except for share and per share information)

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
Revenue	$17,684	$36,356	$67,202	$47,013	$76,807
Cost of revenue(1)	8,191	15,607	22,993	16,458	24,183

Gross profit	9,493	20,749	44,209	30,555	52,624

Operating expenses:
Product development(1)	8,016	24,780	20,690	15,270	18,713
Sales and marketing(1)	26,963	39,179	43,892	31,685	41,906
General and administrative(1)	3,068	13,685	14,619	10,482	12,297

Total operating expenses	38,047	77,644	79,201	57,437	72,916

Operating loss	(28,554)	(56,895)	(34,992)	(26,882)	(20,292)
Other income (expense):
Interest income	42	123	203	145	96
Interest expense	(23)	(89)	(113)	(93)	(28)
Interest expense paid to related party	—	(105)	(544)	(424)	(580)
Other income (expense)	64	(299)	127	19	333

Other income (expense), net	83	(370)	(327)	(353)	(179)

Loss before income taxes and minority interest	(28,471)	(57,265)	(35,319)	(27,235)	(20,471)
Income taxes	84	399	643	455	529

Loss before minority interest	(28,555)	(57,664)	(35,962)	(27,690)	(21,000)
Minority interest	—	—	240	85	376

Net loss	$(28,555)	$(57,664)	$(35,722)	$(27,605)	$(20,624)

Net loss per common share, basic and diluted	$(41.26)	$(27.99)	$(6.42)	$(5.08)	$(2.60)

Weighted average number of shares used in computing basic and diluted net loss per common share	692	2,060	5,567	5,434	7,922

(1) Includes stock-based compensation expense as follows:
	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
Cost of revenue	$—	$—	$19	$9	$1,520
Product development	—	14,146	8,885	6,466	8,898
Sales and marketing	—	—	75	48	2,315
General and administrative	—	8,323	6,329	4,535	3,051

Total stock-based compensation expense	$—	$22,469	$15,308	$11,058	$15,784

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

For the Years Ended December 31, 2004, 2005 and 2006 and the Nine Months Ended September 30, 2007

(In thousands, except for share and per share information)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Notes Receivable From Stockholders	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
BALANCES, December 31, 2003	15,642,943	$90,786	538,662	$401	—	—	—	$(99,044)	$(98,643)
Issuance of Series G preferred stock at $1.8264 per share (net of issuance costs of $40)	10,922,571	19,909	—	—	—	—	—	—	—
Issuance of common stock for services at fair value	—	—	6,250	—	—	—	—	—	—
Exercise of stock options for cash	—	—	277,101	168	—	—	—	—	168
Net and comprehensive loss	—	—	—	—	—	—	—	(28,555)	(28,555)

BALANCES, December 31, 2004	26,565,514	$110,695	822,013	$569	—	—	—	$(127,599)	$(127,030)
Issuance of Series H preferred stock at $2.06 per share (net of issuance costs of $41)	7,281,547	14,959	—	—	—	—	—	—	—
Exercise of stock options for cash	—	—	923,563	572	—	—	—	—	572
Issuance of notes receivable from stockholders for exercise of stock options	—	—	3,154,840	1,997	—	(3,020)	—	—	(1,023)
Interest income on notes receivable	—	—	—		—	(69)	—	—	(69)
Stock-based compensation	—	—	—	—	22,469	—	—	—	22,469
Lapse of restrictions on common stock related to early exercise of stock options	—	—	145,639	103	—	—	—	—	103
Net and comprehensive loss	—	—	—	—	—	—	—	(57,664)	(57,664)

BALANCES, December 31, 2005	33,847,061	$125,654	5,046,055	$3,241	$22,469	$(3,089)	$—	$(185,263)	$(162,642)
Issuance of notes receivable from stockholders for exercise of stock options	—	—	1,334,687	872	—	(1,128)	—	—	(256)
Interest income on notes receivable	—	—	—	—	—	(156)	—	—	(156)
Exercise of stock options for services	—	—	2,000	13	—	—	—	—	13
Exercise of stock options for cash	—	—	404,101	325	—	—	—	—	325
Lapse of restrictions on common stock related to early exercise of stock options	—	—	501,356	387	—	—	—	—	387
Stock-based compensation	—	—	—	—	15,291	—	—	—	15,291
Excess of proceeds over parent’s basis related to sale of subsidiary common stock	—	—	—	—	5,532	—	—	—	5,532
Contribution to capital by related party	—	—	—	—	4	—	—	—	4
Comprehensive loss
Foreign currency translation adjustment	—	—	—	—	—	—	(43)	—	(43)
Net loss	—	—	—	—	—	—	—	(35,722)	(35,722)

Comprehensive loss									(35,765)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT—(continued)

For the Years Ended December 31, 2004, 2005 and 2006 and the Nine Months Ended September 30, 2007

(In thousands, except for share and per share information)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Notes Receivable From Stockholders	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
BALANCES, December 31, 2006	33,847,061	$125,654	7,288,199	4,838	43,296	$(4,373)	$(43)	$(220,985)	$(177,267)
Interest income on notes receivable (unaudited)	—	—	—	—	—	(56)	—	—	(56)
Payment of notes receivable from stockholders (unaudited)	—	—	—	—	—	4,429	—	—	4,429
Exercise of stock options for cash (unaudited)	—	—	392,516	764	—	—	—	—	764
Lapse of restrictions on common stock related to early exercise of stock options (unaudited)	—	—	796,641	702	—	—	—	—	702
Stock-based compensation (unaudited)	—	—	—	—	15,781	—	—	—	15,781
Contribution to capital by related party (unaudited)	—	—	—	—	3	—	—	—	3
Comprehensive loss:
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	—	116	—	116
Net loss (unaudited)	—	—	—	—	—	—	—	(20,624)	(20,624)

Comprehensive loss (unaudited)									(20,508)

BALANCES, September 30, 2007 (unaudited)	33,847,061	$125,654	8,477,356	$6,304	$59,080	$—	$73	$(241,609)	$(176,152)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2004, 2005 and 2006 and the

Nine Months Ended September 30, 2006 and 2007

(In thousands, except for share and per share information)

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(28,555)	$(57,664)	$(35,722)	$(27,605)	$(20,624)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,608	2,166	2,584	1,896	2,351
Provision for accounts receivable allowances	18	176	432	298	414
Stock-based compensation	—	22,469	15,308	11,058	15,784
Amortization of deferred commissions	4,440	8,471	12,762	8,859	14,437
Loss on disposal of property and equipment	—	23	—	—	1
Minority interest	—	—	(240)	(85)	(376)
Accrued interest on notes receivable from stockholders	—	(69)	(156)	(113)	(56)
Changes in operating assets and liabilities:
Accounts receivable	(4,389)	(7,473)	(974)	1,105	(3,039)
Deferred commissions	(8,703)	(13,364)	(17,138)	(11,850)	(13,630)
Other current assets	265	(1,053)	551	335	(456)
Other assets	(63)	(300)	(491)	7	62
Accounts payable	(221)	1,312	(110)	929	(803)
Accrued compensation	1,212	1,889	1,710	1,094	1,370
Deferred revenue	19,231	19,321	19,728	16,809	2,151
Other current liabilities	811	1,656	2,456	1,772	2,887
Other long-term liabilities	—	1,340	2,068	(63)	(55)

Net cash provided by (used in) operating activities	(14,346)	(21,100)	2,768	4,446	418

Cash flows from investing activities:
Purchases of property and equipment	(1,860)	(2,972)	(1,903)	(1,286)	(3,331)
Proceeds from disposal of property and equipment	—	—	—	—	6
Capitalized internal use software	(342)	(229)	(447)	(280)	(87)

Net cash used in investing activities	(2,202)	(3,201)	(2,350)	(1,566)	(3,412)

Cash flows from financing activities:
Payments for offering costs	—	—	—	—	(1,065)
Proceeds from refundable prepaid royalties	—	—	1,903	1,510	—
Proceeds from line of credit from related party	—	7,305	9,046	6,550	1,000
Payments on line of credit from related party	—	(56)	(9,282)	(8,900)	—
Proceeds from notes receivable from stockholders	—	—	—	—	4,429
Payments under capital leases	(96)	(354)	(820)	(615)	(718)
Proceeds from issuance of common stock	168	572	325	278	764
Proceeds received from sale of subsidiary stock	—	—	6,716	4,481	—
Proceeds from issuance of preferred stock	19,909	14,959	—	—	—

Net cash provided by financing activities	19,981	22,426	7,888	3,304	4,410

Effect of exchange rate changes on cash and cash equivalents	—	—	(53)	6	159

Net increase (decrease) in cash and cash equivalents	3,433	(1,875)	8,253	6,190	1,575
Cash and cash equivalents at beginning of period	99	3,532	1,657	1,657	9,910

Cash and cash equivalents at end of period	$3,532	$1,657	$9,910	$7,847	$11,485

Supplemental cash flow disclosure:
Cash paid during the period for:
Interest paid on line of credit from related party	$—	$56	$581	$465	$535
Interest for capital leases	21	54	114	78	41
Income taxes, net of tax refunds	—	60	157	157	25

Noncash financing and investing activities:
Fixed assets acquired under capital leases	—	1,873	—	—	422
Exercise of stock options for stockholder notes receivable	—	3,020	1,128	—	—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

A. Organization

NetSuite Inc. (the “Company”), incorporated in California on September 17, 1998, provides an on-demand suite of integrated business management software services to small and medium sized businesses and divisions of large companies. The Company’s offerings consist of a single application that provides enterprise resource planning, customer relationship management and e-commerce functionality. The Company’s headquarters are located in San Mateo, California. The Company conducts its business worldwide, with locations in Canada, Europe and Asia.

B. Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Intercompany balances and transactions have been eliminated.

The Company owns a majority interest in NetSuite Kabushiki Kaisha (“NetSuite KK”), a Japanese legal entity. As of December 31, 2006 and September 30, 2007, the Company owned a 72% interest in NetSuite KK. Given the Company’s majority ownership interest, the accounts of NetSuite KK have been consolidated with the accounts of the Company, and a minority interest has been recorded for the minority investors’ interests in the net assets and operations of NetSuite KK to the extent of the minority investors’ individual investments.

C. Unaudited Interim Financial Statements

The accompanying consolidated balance sheet as of September 30, 2007, the consolidated statements of operations and cash flows for the nine months ended September 30, 2006 and 2007, and the consolidated statement of convertible preferred stock and stockholders’ deficit and comprehensive loss for the nine months ended September 30, 2007 are unaudited. In the opinion of management, such information includes all adjustments consisting of normal recurring adjustments necessary for a fair presentation of this interim information when read in conjunction with the audited consolidated financial statements and notes hereto. Results for the nine months ended September 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

D. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

E. Segments

The Company’s chief operating decision maker is its chief executive officer, who reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region. Accordingly, in accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, or SFAS No. 131, the Company has determined that it has a single reporting segment and operating unit structure, specifically, the provision of an on-demand suite of integrated business management software services.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

F. Revenue Recognition

The Company generates revenue from the sale of subscriptions and our services. In most instances, revenue is generated under sales agreements with multiple elements, which are comprised of subscription fees from customers accessing its on-demand application service and professional services associated with consultation services and customer support. The Company’s sales agreements have contract terms ranging from one to three years in length. Arrangements with customers do not provide the customer with the right to take possession of the software supporting the on-demand application service at any time.

The Company provides its software as a service and follows the provisions of the Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition,” or SAB No. 104, and Financial Accounting Standards Board or FASB Emerging Issues Task Force or EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” or EITF No. 00-21. The Company commences revenue recognition when all of the following conditions are met:

•	There is persuasive evidence of an arrangement;

•	The service is being provided to the customer;

•	The collection of the fees is probable; and

•	The amount of fees to be paid by the customer is fixed or determinable.

In applying the provisions of EITF No. 00-21, the Company has determined that it does not have objective and reliable evidence of fair value for each element of its sales agreements that contain a subscription to its on-demand application service and customer support, professional services, or both. As a result, the elements within its multiple-element sales agreements do not qualify for treatment as separate units of accounting. Accordingly, the Company accounts for fees received under multiple-element arrangements as a single unit of accounting and recognizes the entire arrangement ratably over the term of the related agreement, commencing upon the later of the agreement start date or when all revenue recognition criteria have been met. Amounts that have been invoiced are initially recorded in accounts receivable and deferred revenue.

The Company will occasionally sell professional services separately from a subscription agreement. In determining whether the professional services can be accounted for separately from a subscription agreement, the Company considers the timing of when the professional service agreement was signed in comparison to the subscription agreement start date and the contractual dependence of the subscription service on the successful completion of the professional services. If the Company determines that the professional services do not qualify as a separate arrangement, and hence a separate unit of accounting, this revenue is amortized over the remaining term of the subscription agreement. If these professional services do qualify as a separate arrangement, the Company recognizes such revenue on a completed contract basis. To date, the professional services qualifying as a separate unit of accounting have not been material.

G. Deferred Revenue

Deferred revenue consists of billings or payments received in advance of revenue recognition and is recognized as the revenue recognition criteria are met. Amounts are recorded as deferred revenue and accounts receivable when the Company has a legal right to enforce the contract. The Company generally invoices its customers annually or in quarterly installments. Accordingly, the deferred revenue balance does not represent the total contract value of annual or multi-year, non-cancelable subscription agreements. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current deferred revenue and the remaining portion is recorded as non-current deferred revenue.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

H. Cost of Revenue

Cost of revenue primarily consists of costs related to hosting our on-demand application suite, providing customer support, data communications expenses, salaries and benefits of operations and support personnel, software license fees, costs associated with website development activities, allocated overhead, amortization expense associated with capitalized internal use software and related plant and equipment depreciation and amortization expenses.

I. Deferred Commissions

The Company capitalizes commission costs that are incremental and directly related to the acquisition of customer contracts. Commission costs are accrued and capitalized upon execution of the sales contract by the customer. Payments to sales personnel are made shortly after the receipt of the related customer payment. Deferred commissions are amortized over the term of the related non-cancelable customer contract and are recoverable through the related future revenue streams. The Company capitalized commission costs of $8.7 million, $13.4 million, $17.1 million, $11.8 million and $13.6 million during the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007, respectively. Commission amortization expense was $4.4 million, $8.5 million, $12.8 million, $8.9 million and $14.4 million during the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007, respectively.

J. Internal Use Software and Website Development Costs

In accordance with EITF No. 00-2, “Accounting for Web Site Development Costs,” and EITF No. 00-3, “Application of AICPA Statement of Position (SOP) No. 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware” the Company applies AICPA SOP No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Capitalized costs are recorded as part of property and equipment. Maintenance and training costs are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life, generally three years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. There were no impairments to internal software during the years ended December 31, 2004, 2005 and 2006 or the nine months ended September 30, 2007.

The Company capitalized $342,000, $229,000, $447,000, $280,000 and $87,000 in internal use software during the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007, respectively. Amortization expense totaled $271,000, $300,000, $254,000, $189,000 and $186,000 during the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007, respectively. The net book value of capitalized internal use software at December 31, 2005 and 2006 and at September 30, 2007, was $441,000, $634,000 and $536,000, respectively.

K. Comprehensive Loss

Comprehensive loss consists of net loss and other comprehensive income (loss), which includes certain changes in equity that are excluded from net loss. Cumulative foreign currency translation, net of tax, are included in accumulated other comprehensive loss. Comprehensive loss has been reflected in stockholders’ deficit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

L. Income Taxes

The Company accounts for income taxes under the asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and amounts recognized for income tax reporting purposes, net operating loss carryforwards and other tax credits measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

Compliance with income tax regulations requires the Company to make decisions relating to the transfer pricing of revenue and expenses between each of its legal entities that are located in several countries. The Company’s determinations include many decisions based on management’s knowledge of the underlying assets of the business, the legal ownership of these assets, and the ultimate transactions conducted with customers and other third-parties. The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in multiple tax jurisdictions. The Company may be periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews may include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, the Company records estimated reserves when it is not probable that an uncertain tax position will be sustained upon examination by a taxing authority. Such estimates are subject to change. See Recent Accounting Pronouncements for the Company’s adoption of FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes.”

M. Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents. Cash and cash equivalents, are recorded at cost, which approximates fair value.

N. Restricted Cash

Restricted cash secures letters of credit applied against the Company’s facility lease agreements in the amount of $276,000 at December 31, 2005 and 2006 and September 30, 2007, and is included in long-term other assets.

O. Fair Value of Financial Instruments

The carrying amounts of the Company’s financial assets and liabilities, including cash, accounts receivable, line of credit and accounts payable approximate fair value due to the short maturities or variable rates of these instruments.

P. Impairment of Long-Lived Assets

The Company reviews the carrying value of long-lived assets annually or whenever events or changes in circumstances indicate that an asset’s carrying value may not be recoverable. If such review indicates the carrying amount of long-lived assets is not recoverable, the carrying amount of the asset is reduced to fair value.

Q. Leases

The Company leases worldwide facilities and certain other equipment under non-cancelable lease agreements. The terms of certain lease agreements provide for rental payments on a graduated basis. The Company recognizes rent expense on the straight-line basis over the lease period and accrues for rent expense incurred but not paid.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Under certain leases, the Company also received reimbursements for leasehold improvements. These reimbursements are lease incentives which have been recognized as a liability and are being amortized on a straight-line basis over the term of the lease as a component of minimum rental expense. The leasehold improvements are included in property, plant and equipment and are being amortized over the shorter of the estimated useful life of the improvements or the lease term.

R. Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the related asset. Depreciation of computer equipment, purchased software and office equipment is generally computed over three years. Depreciation of furniture and fixtures is generally computed over five years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the related assets.

S. Warranties and Indemnification

The Company’s on-demand application service is typically warranted to perform in a manner consistent with general industry standards that are reasonably applicable and materially in accordance with the Company’s online help documentation under normal use and circumstances.

The Company includes service level commitments to its customers warranting certain levels of uptime reliability and performance and permitting those customers to receive credits in the event that the Company fails to meet those levels. To date, the Company has not incurred any material costs as a result of such commitments and has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements.

The Company has also agreed to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person’s service as a director or officer, including any action by the Company, arising out of that person’s services as the Company’s director or officer or that person’s services provided to any other company or enterprise at the Company’s request. The Company maintains director and officer insurance coverage that may enable the Company to recover a portion of any future amounts paid.

T. Concentration of Credit Risk and Significant Customers and Suppliers

Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, and trade accounts receivable. The Company maintains an allowance for doubtful accounts receivable balances. The allowance is based upon historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with problem accounts. Credit risk arising from accounts receivable is mitigated due to the large number of customers comprising the Company’s customer base and their dispersion across various industries. At December 31, 2006, there were no customers that represented more than 10% of the net accounts receivable balance. There were no customers that individually exceeded 10% of the Company’s revenue in any of the periods presented. At December 31, 2005 and 2006 and September 30, 2007, long-lived assets located outside the United States were not significant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Revenue by geographic region, based on the billing address of the customer, was as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	($ in thousands)			($ in thousands)
				(Unaudited)
Americas	$16,904	$32,365	$57,561	$40,585	$63,371
International	780	3,991	9,641	6,428	13,436

Revenue	$17,684	$36,356	$67,202	$47,013	$76,807

No one international country represents more than 10% of revenue.

Cash balances are maintained at several banks. Accounts located in the United States are insured by the Federal Deposit Insurance Corporation, or FDIC, up to $100,000. Certain operating cash accounts may exceed the FDIC limits.

U. Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN No. 48, which clarifies the accounting for uncertainty in income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN No. 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting for interim periods and disclosures for uncertain tax positions. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN No. 48 on January 1, 2007. The impact of FIN No. 48 did not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

As of January 1, 2007, the Company did not have any material federal, state, or foreign unrecognized tax benefits. Upon adoption of FIN No. 48, the Company adopted an accounting policy to classify interest and penalties on unrecognized tax benefits as income tax expense. For the years prior to adoption of FIN No. 48, the Company did not have interest or penalties on unrecognized tax benefits and, therefore, had no established accounting policy. The Company files income tax returns in the U.S. federal jurisdiction, various states and foreign jurisdictions. The Company is subject to U.S. federal and state income tax examinations by tax authorities for all periods since inception due to net operating losses. As of September 30, 2007, the Company does not expect any material changes to unrecognized tax benefits within the next 12 months.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS No. 157, which defines fair value, establishes a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect, if any, the adoption of SFAS No. 157 will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” or SFAS No. 159, including an Amendment of SFAS No. 115, which allows an entity to choose to measure certain financial instruments and liabilities at fair value. Subsequent measurements for the financial instruments and liabilities an entity elects to measure at fair value will be recognized in earnings. SFAS No. 159 also establishes additional disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided that the entity also adopts SFAS No. 157. The Company is currently evaluating the effect, if any, the adoption of SFAS No. 159 will have on its financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

V. Certain Significant Risks and Uncertainties

The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: advances and trends in new technologies and industry standards; pressures resulting from new applications offered by competitors; changes in certain strategic relationships or customer relationships; litigation or claims against the Company based on intellectual property, patent, product, regulatory or other factors; risk associated with changes in domestic and international economic or political conditions or regulations; availability of necessary product components; and the Company’s ability to attract and retain employees necessary to support its growth.

W. Foreign Currency Translation

The U.S. dollar is the reporting currency for all periods presented. The financial information for entities outside the United States is measured using local currency as the functional currency. Assets and liabilities are translated into U.S. dollars at the exchange rate in effect on the respective balance sheet dates. Income statement balances are translated into U.S. dollars based on the average rate of exchange for the corresponding period. Exchange rate differences resulting from translation adjustments are accounted for as a component of accumulated other comprehensive income (loss). Gains or losses, whether realized or unrealized, due to transactions in foreign currencies are reflected in the consolidated statements of operations under the line item other expense and to date have not been material.

X. Advertising Expense

Advertising costs are expensed as incurred. Advertising expense was $2.4 million, $1.7 million, $1.0 million, $0.8 million and $0.6 million for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007, respectively.

Y. Stock-Based Compensation

The Company has a stock-based compensation plan, which is described in Note 6. Prior to January 1, 2006, the Company accounted for options granted to employees and directors using the intrinsic-value-based method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” or APB No. 25, and Financial Accounting Standards Board Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25” or FIN 44, and had adopted the disclosure only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” or SFAS No. 123 and SFAS No. 148, “Accounting for Stock-Based—Compensation Transition and Disclosure” or SFAS No. 148.

Under APB No. 25, stock-based employee and director compensation arrangements were accounted for using the intrinsic-value method based on the difference, if any, between the estimated fair value of the Company’s common stock and the exercise price on the date of grant. All options granted were intended to be exercisable at a price per share not less than fair market value of the shares of the Company’s common stock underlying those options on their respective dates of grant. The Company’s board of directors determined these exercise prices in good faith based on the best information available to the Company’s board of directors and its management at the time of the grant.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R, “Share-Based Payment” or SFAS No. 123R, using the prospective transition method, which requires the Company to apply the provisions of SFAS No. 123R only to new awards granted, and to awards modified, repurchased or cancelled, after the adoption date. Under this transition method, stock-based compensation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

expense recognized beginning January 1, 2006 is based on the grant date fair value of stock option awards granted or modified after January 1, 2006. As a result of independent sales of common stock in February 2007, the Company performed a retrospective calculation of the fair value of option grants made since January 1, 2006. The Company’s operating loss, loss before income taxes, and net loss for fiscal 2006 was $120,000 higher than if it had continued to account for stock-based compensation under APB No. 25. Basic and diluted loss per share were each $0.02 higher than if the Company had continued to account for stock-based compensation under APB No. 25.

Options and warrants granted to consultants and other non-employees are accounted for in accordance with EITF Issue No. 96-18, “Accounting for Equity Investments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” and are valued using the Black-Scholes method prescribed by SFAS No. 123. These options are subject to periodic revaluation over their vesting terms, and are charged to expense over the vesting term using the graded method.

Z. Common and Convertible Preferred Stock Split

On December 4, 2007, the Company effected a one-for-twenty reverse stock split affecting all outstanding shares of common stock, convertible preferred stock, stock options and warrants of the Company. All references in the accompanying consolidated financial statements and notes thereto have been retroactively restated to reflect the reverse stock split.

2. NETSUITE KABUSHIKI KAISHA

In March 2006, the Company formed NetSuite Kabushiki Kaisha, or NetSuite KK, a subsidiary of the Company, in order to market and sell applications and services of the Company in Japan. The Company and NetSuite KK entered into a Distribution Agreement in which the Company granted NetSuite KK exclusive rights with respect to the business of providing the Company’s on-demand application service in the Japanese market.

In March 2006, the Company and NetSuite KK entered into a Share Purchase Agreement, a Development Fund Agreement and a Preferred Reseller Agreement with Transcosmos, Inc. or TCI, a Japanese firm. Pursuant to the Share Purchase Agreement, TCI acquired a 20% ownership interest in NetSuite KK. Under the terms of the Development Fund Agreement, the Company is required to undertake its best efforts to provide localization of the Company’s on-demand application service for the Japanese market. The Preferred Reseller Distribution Agreement provides TCI with a three-year right to distribute the localized on-demand application service in the Japanese market with certain favorable pricing terms. In conjunction with these agreements, the Company and NetSuite KK received $16.5 million from TCI, including $1.5 million in prepaid royalties, the unused portions of which are refundable upon the termination or expiration of the agreements.

In October 2006, the Company and NetSuite KK entered into a similar Share Purchase Agreement, Development Fund Agreement and Preferred Reseller Agreement with Miroku Jyoho Service Ltd., or MJS, a Japanese firm. Pursuant to the Share Purchase Agreement, MJS acquired a 5% ownership interest in NetSuite KK. Under the terms of the Development Fund Agreement, the Company is again required to undertake its best efforts to provide localization of the Company’s on-demand applications for the Japanese market. The Preferred Reseller Distribution Agreement provides MJS with a five-year right to distribute the localized product in the Japanese market with the same favorable pricing terms as those granted to TCI. In conjunction with these agreements, the Company and NetSuite KK received $4.1 million from MJS, including $394,000 in prepaid royalties, the unused portions of which are refundable upon the termination or expiration of the agreements. Also in October 2006, TCI invested a further $0.5 million in NetSuite KK to maintain its 20% ownership interest and Inspire Corporation, a financial investor, purchased a 3% ownership interest in NetSuite KK for $807,000. As a result of these transactions, at December 31, 2006 and September 30, 2007, the Company owns 72% of NetSuite KK.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

As the prepaid royalties are refundable, the aggregate proceeds received from TCI and MJS were reduced by this amount to determine the fixed and determinable amount received from the parties. The Company then determined that there were two remaining elements to be valued in this arrangement: the equity investment and the favorable distribution rights. In order to allocate the aggregate consideration received from TCI and MJS among these two components, the Company has determined the fair value of the elements by valuing NetSuite KK using a discounted cash flow method and the preferred pricing terms of the distribution rights using a differential cash flow method. The fair value of the development agreement was determined to not be a separate element as neither TCI or MJS received any ownership or rights to the localization of the Company’s on-demand application service other than the right to distribute the service within the Japanese market. The total consideration was then allocated to the various components based on relative fair value.

The relative fair value for the favorable distribution rights of $11.4 million was recorded as deferred revenue and will be amortized into revenue ratably over the contractual term of the reseller period beginning with the release of the localized on-demand application service. As localization of the Japanese on-demand application suite was completed in the three-months ended September 30, 2007, the company recognized $426,000 in revenue related to these agreements in the three-months ended September 30, 2007. The amounts allocated to the equity investment in NetSuite KK were recorded as equity and minority interest. The amount allocated to prepaid royalties has been recorded as a distributor advance in current liabilities.

In conjunction with the agreements with TCI and MJS, the Company agreed to pay a commission fee to an independent party who brokered the transaction. This commission payment was allocated to favorable distribution rights and the equity investment based on their relative fair value. The amount allocated to equity was accounted for as an issuance cost and the amount allocated to the distribution rights has been recorded as deferred commission. On any future sales of stock by NetSuite KK, any difference between the excess of the proceeds over the Company’s basis in the stock will be accounted for as an adjustment to stockholders’ deficit.

3. LINE OF CREDIT

In September 2005, the Company entered into a $10.0 million secured line of credit agreement with Tako Ventures, LLC, which was then the Company’s majority stockholder. This agreement was amended in March 2006 to increase the amount available for borrowing to $20.0 million. Borrowings accrue interest at per annum rate equal to the prime rate plus 1%, with interest payable on a monthly basis. The interest rate at December 31, 2006 and September 30, 2007 was 9.25% and 8.75%, respectively. The line of credit is collateralized by substantially all of the Company’s assets. All amounts outstanding as of December 31, 2006 were due and payable in February 2007. In February 2007, the line of credit with Tako Ventures was renewed for an additional one-year term through February 2008. The renewal terms were the same as those of the original agreement.

Outstanding borrowings as of December 31, 2006 were $7.0 million. The weighted average interest rate on borrowings outstanding for the years ended December 31, 2005 and 2006 and the nine months ended September 30, 2007 was 7.8%, 8.7%, and 9.2%, respectively.

4. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain equipment and furniture under capital leases. Total equipment and furniture financed under capital leases was $1.7 million and $1.2 million at December 31, 2005 and 2006, respectively, net of accumulated amortization of $388,000, and $0.9 million respectively.

The Company also has several non-cancelable operating leases, primarily for its facilities and certain computer equipment. Certain of these leases contain renewal options for periods ranging from two to five years and require the Company to pay all executory costs such as maintenance, taxes, and insurance. The Company subleases a portion of its facilities under agreements that expire in periods through 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and the future minimum capital lease payments as of December 31, 2006 are as follows (in thousands):

Years Ending December 31	Capital Leases	Operating Leases
2007	$156	$3,119
2008	138	3,103
2009	—	2,382
2010	—	1,594
2011	—	1,610
Thereafter	—	1,105

Future minimum lease payments	$294	$12,913

Amount representing interest	41

Present value of future minimum lease payments	$253
Less current portion	151

Long-term portion	$102

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent and rent concessions.

Rental expense for operating leases (except those with lease terms of a month or less that were not renewed), net of sublease income, was $1.1 million, $1.9 million, $2.2 million, $0.6 million, and $0.8 million for the years ended December 31, 2004, 2005, and 2006, and the nine months ended September 30, 2006 and 2007, respectively. Sublease income was not material for any of the periods presented.

During the nine months ended September 30, 2007, the Company executed a non-cancelable lease agreement for one of its facilities. Future minimum lease payments to be made under the lease agreement are $55,000, $245,000 and $110,000 for the remainder of 2007, 2008 and 2009, respectively. During the nine months ended September 30, 2007, the Company executed an additional non-cancelable lease agreement for another one of its facilities. Future minimum lease payments to be made under the lease agreement are $25,000, and $25,000 for the remainder of 2007, and 2008, respectively. During the nine months ended September 30, 2007, the Company amended a non-cancelable lease agreement for one of its facilities to lease additional space. The increase in future minimum lease payments to be made under the amended lease agreement are $185,000, $235,000, $0.6 million, $0.6 million, and $1.1 million for 2008, 2009, 2010, 2011, and thereafter, respectively. During the nine months ended September 30, 2007, the Company executed an additional non-cancelable lease agreement for another one of its facilities. Future minimum lease payments to be made under the lease agreement are $70,000, $281,000 and $164,000 for the remainder of 2007, 2008 and 2009, respectively. During the nine months ended September 30, 2007, the Company executed a non-cancelable sublease agreement for one of its facilities. Future minimum sublease income to be received under the sublease agreement are $62,000, $257,000 and $43,000 for the remainder of 2007, 2008 and 2009, respectively. In November 2007, the Company executed a lease agreement for a new facility. Future minimum lease payments to be made under the lease agreement are $41,000, $250,000, $256,000 and $218,000 for the remainder of 2007, 2008, 2009, and 2010, respectively.

Sales and Use Taxes

Based on the services provided to customers in certain states, and subsequent research of the applicable statutes, regulations, rulings and other authority, the Company has determined that it is both probable and estimable that the Company owes sales and use tax in various states and local jurisdictions. Historically, the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Company did not collect sales and use taxes from its customers and accordingly, has provided for amounts including applicable penalties and interest, that are considered reasonably estimable. Sales tax liabilities totaled $1.2 million, $2.0 million and $1.4 million as of December 31, 2005 and 2006 and September 30, 2007, respectively. During the first quarter of 2007, the Company began to charge sales taxes to its customers. In October 2007, an administrative hearing was held regarding the taxability of the Company’s services in one of the states where the Company has accrued for potential sales tax liabilities based on a prior assessment by this state. The outcome of the hearing indicated that the Company’s services are exempt from sales tax in this state. Therefore, the Company concluded that the previously accrued amounts were no longer probable of being paid and reversed accruals of $1.1 million related to this potential sales tax liability during the second quarter of 2007. The administrative hearing is still subject to appeal and therefore a reasonable possibility exists that a liability for sales tax in this state may still be incurred in the future.

Legal Proceedings

The Company is not currently subject to any material legal proceedings. From time to time, however, the Company is named as a defendant in legal actions arising from normal business activities. Although the Company cannot accurately predict the amount of its liability, if any, that could arise with respect to currently pending legal actions, it is not expected that any such liability will have a material adverse effect on the Company’s financial position, operating results or cash flows.

5. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2005 and 2006 and September 30, 2007 consists of:

	Year Ended December 31,		Nine Months Ended September 30, 2007
	2005	2006
	(In thousands)
			(Unaudited)
Computer equipment	$7,965	$9,479	$12,173
Purchased software	3,213	3,265	3,788
Internally developed software	2,205	2,652	2,739
Leasehold improvements	1,212	1,325	1,769
Furniture and fixtures	1,163	1,182	1,195
Office equipment	437	452	522

Total property and equipment	$16,195	$18,355	$22,186

Accumulated depreciation and amortization	(10,447)	(12,842)	(15,190)

Property and equipment—net	$5,748	$5,513	$6,996

Depreciation and amortization expense was $1.6 million, $2.2 million, $2.6 million, $1.9 million and $2.4 million for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007, respectively.

Fixed assets as of December 31, 2005 and 2006 included $1.7 million and $1.2 million, respectively, under capital lease agreements. Accumulated depreciation and amortization relating to equipment and software under capital leases totaled $388,000 and $0.9 million as of December 31, 2005 and 2006, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

6. STOCKHOLDERS’ DEFICIT

Convertible Preferred Stock

In January 2004, the Company received net proceeds of approximately $19.9 million, net of issuance costs of $40,000 from the sale of 10,922,571 shares of Series G preferred stock. In March and April 2005, the Company received net proceeds of approximately $15.0 million, net of issuance costs of $41,000, from the sale of 7,281,547 shares of Series H preferred stock. The Company’s convertible preferred stock are reported at their respective issuance date fair values in the accompanying consolidated balance sheets. A merger or consolidation of the Company into another entity or the merger of any other entity into the Company in which the stockholders of the Company own less than a majority of the outstanding voting stock of the surviving company or sale of all or substantially all of the assets of the Company will be deemed a liquidation, dissolution or winding up of the Company. Because certain liquidation events are within the control of the Company’s majority convertible preferred stockholder, the convertible preferred stock is classified outside of the stockholders’ deficit section of the balance sheet in accordance with EITF Topic No. D-98, “Classification and Measurement of Redeemable Securities.”

The significant terms of the various Series of convertible preferred stock are as follows:

•

Each share is convertible into common stock by multiplying it by a fraction, the numerator of which is $1.112 for Series A preferred stock, $33.40 for Series B preferred stock, $45.926 for Series C preferred stock, $20.914 for Series D preferred stock, $4.1387 for Series E preferred stock, $1.8906 for Series F preferred stock, $1.8264 for Series G preferred stock and $2.06 for Series H preferred stock and the denominator of which is the conversion price at the time in effect for such share, currently $1.112 for the Series A preferred stock, $6.646 for the Series B preferred stock, $7.876 for the Series C preferred stock, $5.416 for the Series D preferred stock, $2.648 for the Series E preferred stock, $1.604 for the Series F preferred stock, $1.8264 for the Series G preferred stock and $2.06 for the Series H preferred stock. The conversion prices are subject to adjustment to reflect changes to capitalization and issuance of securities at a price lower than the applicable conversion price, subject to certain exceptions. Such shares will be automatically converted into common stock upon (i) an underwritten public offering (a) of not less than $8.00 per share, (b) with aggregate proceeds of not less than $35,000,000 and (c) with a pre-offering valuation of at least $150 million, or (ii) approval of at least a majority of each series of our preferred stock.

•

If declared by the Board, owners of Series E, F, G and H preferred stock are entitled to receive cash dividends at the rate of 8% per annum of the Series E Liquidation Price, Series F Liquidation Price, Series G Liquidation Price and Series H liquidation price, respectively. If declared by the Board, holders of Series A, B, C and D preferred stock are entitled to receive cash dividends at the rate of 7% per annum of the Series A Liquidation Price, Series B Liquidation Price, Series C Liquidation Price and Series D liquidation price, respectively. No dividends shall be paid to the holders of a series of the Company’s preferred stock unless dividends have been paid to holders of each senior series of preferred stock. No dividends have been declared through September 30, 2007.

•	Each share has voting rights equivalent to the number of shares of common stock into which it is convertible.

•

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of each series of preferred stock shall be entitled to receive prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of a junior series of preferred stock or common stock or any other equity security of the Company by reason of their ownership thereof, an amount equal to their Liquidation Preference per share set forth below, adjusted for recapitalizations, plus all accrued and unpaid dividends thereon, and no more, before any distribution of assets or funds shall be made to the holders of such junior series of preferred stock or

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

common stock. The liquidation preferences shall be paid out in the following order: $2.06 per share to the Series H preferred stock, $1.8264 per share to the Series G preferred stock, $1.8906 per share to the Series F preferred stock, $4.1387 per share to the Series E preferred stock, $20.914 per share to the Series D preferred stock, $45.926 per share to the Series C preferred stock, $33.40 per share to the Series B preferred stock and $1.112 per share to the Series A preferred stock. After the distributions set forth above, all remaining proceeds shall be distributed pro rata to the common stockholders. Such amounts are the Liquidation Price applicable to the corresponding series.

Preferred Stock Warrants

In June 2000, in conjunction with an equipment lease, the Company issued warrants with a contractual life of 10 years to a lender to purchase 1,633 shares of Series C preferred stock at $45.926 per share. As of September 30, 2007, the lender had not exercised the warrants. The fair value of the warrants was estimated on the date of grant and amortized over the nine-month term of the equipment lease. The warrant was fully vested and exercisable at the date of grant.

Notes Receivable from Stockholders

In October 2005, 4,359,444 shares of common stock were issued to officers of the Company upon exercise of stock options in exchange for full-recourse promissory notes. The stock options issued to these officers were modified by the Company’s board of directors in March 2005 to allow exercise pursuant to promissory notes that are at least 51% recourse and bear interest of at least 5%.

These notes bear interest at a rate of 5% annually and are repayable along with accrued and unpaid interest on the earlier of (i) September 15, 2010, (ii) termination of employment for any reason, (iii) immediately prior the closing of any consolidation, merger, reorganization, sale of all or substantially all of the assets of the Company, and (iv) the date on which the Company files a registration statement with the Securities and Exchange Commission.

The shares are restricted and their restrictions lapse on a graded basis as the employee performs services for the Company over a four-year period. Restricted shares are subject to repurchase by the Company at the original issue price in the event the employee terminates prior to vesting.

For accounting purposes, the restricted shares of common stock are not deemed to be issued until the restriction lapses because the employee does not bear the risks and rewards of share ownership until such time. Consequently, unvested shares are excluded from the shares of common stock outstanding at each balance sheet date and the earnings per share computation for each respective period.

As a result of the modification noted above and since the 5% interest rate on each note was determined to not represent a market rate at the time the shares vest, the fair value of the notes may fluctuate and differ from the stated exercise price of the shares at each vesting date. Accordingly, each award is subject to variable accounting whereby compensation cost is measured as the excess of the fair value of the shares over the fair value of the notes until the shares vest.

For the years ended December 31, 2005 and 2006 and the nine months ended September 30, 2007, the Company recorded compensation expense for these shares of $22.4 million, $15.1 million and $9.0 million, respectively.

In December 2006, additional full-recourse promissory notes were issued with the same terms as described above in exchange for the exercise of stock options by officers and employees. As with the promissory notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

issued in 2005, the interest rate was deemed to be lower than the market rate at the date of issuance. Accordingly, stock compensation was recorded based on a modification of terms under SFAS 123R and is being amortized over the remaining requisite vesting period. Compensation cost related to these restricted shares of common stock for the nine months ended September 30, 2007 and the year ended December 31, 2006 was immaterial.

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock at a par value of $0.01 per share. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of the Company.

Pro Forma Stockholders’ Deficit (Unaudited)

On June 27, 2007, the Company’s board of directors approved the filing of a Registration Statement with the Securities and Exchange Commission to permit the Company to proceed with an initial public offering of its common stock. On July 2, 2007, the Company filed a Registration Statement on Form S-1. Upon consummation of this offering, all of the outstanding shares of Series A through H convertible preferred stock automatically convert into common stock. The September 30, 2007 unaudited pro forma stockholders’ deficit, disclosed in the accompanying consolidated balance sheets, has been prepared assuming the conversion of the Series A, Series B, Series C, Series D, Series E, Series F, Series G and Series H convertible preferred stock outstanding as of September 30, 2007, into 900,000, 603,069, 2,543,733, 5,539,141, 7,551,577, 9,334,959, 10,922,571, 7,281,547 shares of common stock, respectively, and reincorporation of the Company in the State of Delaware. The September 30, 2007 unaudited pro forma stockholders’ deficit does not include shares of common stock that may be issued upon the exercise of a warrant outstanding as of September 30, 2007 to purchase 9,522 shares of common stock.

Delaware Reincorporation (Unaudited)

On November 19, 2007, the Company was reincorporated in the State of Delaware.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Stock Plans

1999 Stock Plan

In December 1999, the 1999 Stock Plan or the “1999 Plan” was approved by the Board of Directors. Under the 1999 Plan, as amended on June 27, 2007, up to 16,260,750 options may be granted to employees, directors and consultants, as incentive or nonstatutory options. Incentive stock options are granted only to employees. If the optionee, at the time the option is granted, owns stock totaling more than 10% of the total combined voting rights of all classes of stock of the Company, the option price of incentive stock options shall not be less than 110% of the fair value of the shares on the date of grant. Incentive and nonstatutory stock options shall become exercisable as determined by the Board of Directors and documented in writing through an option agreement with the optionee. Options granted generally vest over a four year period. Options expire 10 years from the date of grant. The Company uses authorized and unissued shares to satisfy share option exercises. In the event of termination, the Company has the right to cancel any vested options not exercised as defined. Canceled options are returned to the Plan and are available for future grants. A summary of the Company’s stock option activity is as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2003	6,212,375
Granted	4,446,761	$0.70
Exercised	(277,101)	$(0.60)
Canceled	(243,263)	$(0.64)

Outstanding, December 31, 2004	10,138,772
Granted	3,875,891	$2.36
Exercised	(5,327,559)	$(0.68)
Canceled	(624,188)	$(0.76)

Outstanding, December 31, 2005	8,062,916
Granted	250,278	$6.84
Exercised	(2,062,534)	$(0.74)
Canceled	(364,917)	$(1.70)

Outstanding, December 31, 2006	5,885,743
Granted	1,595,081	$11.46
Exercised	(421,980)	$(1.90)
Canceled	(150,003)	$(4.42)

Outstanding, September 30, 2007	6,908,841

At December 31, 2006, and September 30, 2007, 264,463 and 1,193,492 options were available for future grants under the Plan, respectively.

Additional information regarding options outstanding as of December 31, 2006, is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted-Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
$0.60 - $0.70	3,212,927	6.88	$0.67	2,938,331	$0.67
$1.00	1,196,300	8.38	$1.00	795,836	$1.00
$5.00 - $7.00	1,476,516	9.10	$5.29	316,228	$5.16

Total	5,885,743	7.74	$1.90	4,050,395	$1.09

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Options exercisable at December 31, 2006 have a weighted-average remaining contractual term of 7.3 years.

Additional information regarding options outstanding as of September 30, 2007, is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted-Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
$0.60 - $0.70	2,963,531	6.13	$0.67	2,890,405	$0.67
$1.00	1,079,664	7.63	$1.00	826,662	$1.00
$5.00 - $7.00	1,543,926	8.47	$5.52	433,526	$5.29
$12.40	1,321,720	9.73	$12.40	944,370	$12.40

Total	6,908,841	7.58	$4.05	5,094,963	$3.29

Options exercisable at September 30, 2007 have a weighted-average remaining contractual term of 7.2 years.

Options outstanding that have vested and are expected to vest are as follows:

	Number of shares	Weighted average price	Weighted average remaining contractual term	Aggregate intrinsic value(1)
			(Years)	(In thousands)
As of December 31, 2006	5,549,740	$1.84	7.6	$50,818
As of September 30, 2007	6,624,510	$4.00	7.9	$57,693

(1)	These amounts represent the difference between the exercise price and the fair market value of common stock for all in-the-money options outstanding that have vested and are expected to vest as of December 31, 2006 and September 30, 2007.

The total intrinsic value of the options exercised during the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007 was $20,000, $19.1 million, $13.8 million and $4.2 million, respectively.

The Company uses the Black-Scholes pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using a pricing model is affected by assumptions regarding a number of complex and subjective variables. These variables include the Company’s expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates and expected dividends. The estimated grant date fair values of the employee stock options were calculated using the Black-Scholes valuation model, based on the following assumptions for the year ended December 31, 2006 and nine months ended September 30, 2007:

	Year Ended December 31, 2006	Nine Months Ended September 30, 2007
Weighted average expected term (in years)	6.08	5.00-6.08
Expected stock price volatility	54-57%	49-55%
Risk-free interest rate	4.31-5.00%	4.66-5.00%
Expected dividend yield	0%	0%

Weighted Average Expected Term. The Company utilized the midpoint between vesting date and contractual expiration date to determine expected term, in accordance with Staff Accounting Bulletin No. 107.

Volatility. Since the Company is a private entity with no historical data regarding the volatility of its own common stock price, the expected volatility being used is based on the historical and implied volatility of comparable companies from a representative industry peer group.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Risk-Free Interest Rate. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Dividend Yield. The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

Forfeitures. SFAS No. 123R also requires the Company to estimate forfeitures at the time of grant and to revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and records stock-based compensation expense only for those awards that are expected to vest. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. If the Company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period.

The weighted average grant date fair value of options granted to employees for the year ended December 31, 2006 and nine months ended September 30, 2007 was $5.00 and $6.40, respectively. As of December 31, 2006, there was $4.1 million of total unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 2.2 years.

As of September 30, 2007, there was $4.7 million of total unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options. That cost is expected to be recognized over a weighted-average period of 3.4 years.

Early Exercise of Employee Options

In accordance with EITF No. 00-23, Issues Related to the Accounting for Stock Compensation under APB No. 25, and FIN No. 44, shares purchased by employees pursuant to the early exercise of stock options are not deemed to be issued until all restrictions on such shares lapse. The EITF reached a consensus that these guidelines should be applied to stock option awards granted or modified after March 21, 2002. Therefore, cash received in exchange for exercised and restricted shares related to stock options granted after that date is recorded as a liability for early exercise of stock options on the accompanying consolidated balance sheets, and will be transferred into common stock and additional paid-in capital as the restrictions on such shares lapse. As of December 31, 2005, there were 1,103,517 shares outstanding as a result of the early exercise of options that were reclassified as approximately $358,000 and $0.6 million in current and long-term liabilities, respectively. As of December 31, 2006, there were 923,907 shares outstanding as a result of the early exercise of options that were reclassified as approximately $0.7 million and $125,000 in current and long-term liabilities, respectively. As of September 30, 2007, there were 156,731 shares outstanding as a result of the early exercise of options, reclassified as approximately $159,000 and $43,000 in current and long-term liabilities, respectively.

Common Stock Reserved for Future Issuance

At December 31, 2006, the Company has reserved shares of common stock for issuance as follows:

Conversion of preferred stock	44,676,597
Options available and outstanding under stock option plans	6,150,206
Preferred and common stock warrants issued and outstanding	9,522

Total	50,836,325

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

2007 Stock Plan

On June 27, 2007, the Company’s Board of Directors adopted the 2007 Incentive Award Plan, or the 2007 Plan, subject to stockholder approval. A total of 2,375,000 shares of common stock have been authorized for issuance pursuant to the 2007 Plan, which will become effective on the effective date of the Company’s initial public offering.

7. NET LOSS PER SHARE RECONCILIATION

Basic net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period less the weighted average number of unvested common shares subject to our right of repurchase. Diluted net loss per common share is computed by giving effect to all potential dilutive common shares, including options, common stock subject to repurchase, warrants and convertible preferred stock. Basic and diluted net loss per common share were the same for all periods presented as the impact of all potentially dilutive securities outstanding was anti-dilutive.

The following table presents the calculation of historical basic and diluted net loss per common share (in thousands except for Net loss per common share, basic and diluted):

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
Net loss attributable to common stockholders	$(28,555)	$(57,664)	$(35,722)	$(27,605)	$(20,624)

Weighted average number of common shares outstanding	692	2,318	6,430	6,353	8,471
Less: Weighted average number of common shares subject to repurchase	—	(258)	(863)	(919)	(549)

Weighted average number of common shares outstanding used in computing basic and diluted net loss per common share	692	2,060	5,567	5,434	7,922

Net loss per common share, basic and diluted	$(41.24)	$(27.99)	$(6.42)	$(5.08)	$(2.60)

Outstanding common stock purchased by employees subject to repurchase by the Company is not included in the calculation of the weighted-average shares outstanding for basic earnings per share.

The following outstanding shares subject to options and warrants to purchase common stock, common stock subject to repurchase, convertible preferred stock and shares subject to warrants to purchase convertible preferred stock were excluded from the computation of diluted net loss per common share for the periods presented because including them would have had an anti-dilutive effect (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
Shares underlying options to purchase common stock	10,139	8,063	5,886	7,446	6,909
Shares subject to warrants to purchase common stock	11	10	10	10	10
Common stock subject to repurchase	—	1,104	924	739	157
Convertible preferred stock (as converted basis)	37,395	44,677	44,677	44,677	44,677

Total	47,545	53,854	51,497	52,872	51,753

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

8. INCOME TAXES

The provision for income taxes consists of the following (in thousands):

	December 31,
	2004	2005	2006
Loss before income taxes and minority interest:
Domestic	$(28,737)	$(58,469)	$(35,618)
Foreign	266	1,204	299

Total	$(28,471)	$(57,265)	$(35,319)

	Year ended December 31,
	2004	2005	2006
Current taxes:
Federal	$—	$—	$—
State	—	—	—
Foreign	84	399	643

	$84	$399	$643

A reconciliation of the statutory U.S. federal income tax rate to the Company’s effective income tax rate is as follows:

	December 31,
	2004	2005	2006
Federal statutory income tax rate	(35.0)%	(35.0)%	(35.0)%
State tax, net of federal benefit	(6.29)	(4.92)	(5.60)
Foreign rate differential	0.29	0.64	1.48
Stock options	—	—	0.48
Research and development credit	(2.07)	(0.74)	(1.48)
Valuation allowance	42.44	40.73	41.95
Meals and entertainment	0.25	0.12	0.39
Other permanent difference	0.67	(0.13)	(0.40)

Effective income tax rate	0.29%	0.70%	1.82%

Net deferred tax assets consist of the following (in thousands):

	December 31,
	2005	2006
Deferred tax assets:
Property and equipment	$268	$192
Deferred revenue	7,126	8,917
Other reserves and accruals	2,229	2,296
Stock options	8,977	14,898
Federal operating loss carryforwards	47,321	52,196
State and foreign net operating loss carryforwards	5,640	6,686
Research and development credits	4,131	5,324

Deferred tax assets	75,692	90,509

Valuation allowance	(75,692)	(90,509)

Net deferred tax assets	$—	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

As of December 31, 2006, the Company had approximately $149.1 million of federal and $109.1 million of state net operating loss carryforwards available to offset future taxable income, respectively. The federal net operating loss carryforwards expire in varying amounts between 2018 and 2026. The California net operating loss carryforwards expire in varying amounts between 2008 and 2016. The net operating losses include $1.6 million relating to the tax benefit of stock option exercises which when realized will be recorded as a credit to additional paid-in capital.

The Company also had approximately $3.6 million of federal and $2.6 million of state research and development tax credit carryforwards for 2006, and $58,000 of Manufacturer Investment Credit carryforwards. The federal credits expire in varying amounts between 2019 and 2026. The California research credits do not expire and the Manufacturer Investment Credits for California expire in varying amounts between 2009 and 2013.

The Company’s ability to utilize the net operating loss and tax credit carryforwards in the future may be subject to substantial restriction in the event of past or future ownership changes as defined in Section 382 of the Internal Revenue code and similar state tax law.

As a result of continuing losses, management has determined that it is more likely than not that the Company will not realize the benefits of the deferred tax assets and therefore has recorded a valuation allowance to reduce the carrying value of the deferred tax assets to zero.

The Company considers all undistributed earnings of its foreign subsidiaries to be permanently invested in foreign operations. Accordingly, no deferred tax liabilities have been recorded in this regard.

9. EMPLOYEE BENEFIT PLANS

The Company has a retirement plan (the Plan) that covers substantially all employees of the Company. The Plan allows employees to contribute gross salary through payroll deductions up to the legally mandated limit in each jurisdiction.

Since 2005, in the United States, Canada and the United Kingdom, the Company has made matching contributions equal to 34% of deferral contributions, up to $3,570 per employee per year. The Company contributed approximately $0.6 million and $0.7 million to the Plan for the years ended December 31, 2005 and 2006, respectively.

The Company will also be responsible for making nationally mandated pension plan payments for the employees of NetSuite Philippines. These payments will not begin until 2011, and are not expected to have a material effect on the Company’s financial position, operating results or cash flows.

10. RELATED PARTY TRANSACTIONS

The Company has purchased certain media production services from Horn Productions, which is owned and operated by Elizabeth Horn, wife of the Company’s President and Chief Executive Officer, Zachary Nelson. The Company paid Horn Productions an aggregate of $305,000 for the services provided.

In April 2005, the Company entered into a software license agreement with Oracle USA, Inc., an affiliate of Oracle. Lawrence J. Ellison, who beneficially owns our majority stockholder, is the Chief Executive Officer, a principal stockholder and a director of Oracle Corporation. This perpetual license is for the use of Oracle database and application server software on a certain number of individual computers, along with technical support. Under the April 2005 agreement, the Company paid $2.5 million over nine installments, including the final buyout payment, which occurred in June 2007. In May 2007, the Company entered into another software license agreement with Oracle USA, Inc. to license Oracle software for an additional number of computers, along with technical support. The May 2007 agreement calls for payments of $0.9 million over 12 equal quarterly installments through

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

2010. In October 2007, the Company entered into another perpetual software license agreement with Oracle USA, Inc. to license Oracle database and application server software, along with technical support. The October 2007 agreement requires the Company to pay $4.2 million for the net license fees to be paid over 12 equal quarterly installments through 2010 and $1.4 million for the technical support fees. The October 2007 agreement replaces the product orders made under the April 2005 and May 2007 agreements, but remains subject to certain of the contractual terms of the May 2007 license agreement.

In October 2005, the Company made a loan of $2.2 million to Evan M. Goldberg, its Chief Technology Officer and Chairman of the Board, with an interest rate of 5.00%. In February 2007, Mr. Goldberg repaid $400,000 owed on the loan. In June 2007, Mr. Goldberg repaid the remaining $2.0 million owed on the loan from the Company, which included $200,000 of interest accrued thereon.

In November 2005, June 2007 and October 2007, Mr. Goldberg received loans for $250,000, $2.0 million and $2.5 million at interest rates of 4.04%, 4.64% and 4.20%, respectively, from an entity affiliated with Lawrence J. Ellison. Any compensatory elements of the loans provided to Mr. Goldberg by the entity affiliated with Lawrence J. Ellison are recorded as a contribution to capital by related party and compensation expense.

As disclosed in Note 3, in September 2005, the Company entered into a $10.0 million secured line of credit agreement with Tako Ventures, LLC, a California limited liability company and at that time the Company’s majority stockholder. This agreement was amended in March 2006 to increase the amount to $20.0 million. As of December 31, 2006 and September 30, 2007, amounts due under the line of credit were $7.0 million and $8.0 million, respectively.

Commencing in 2004, the Company entered into a verbal agreement with Oracle Racing, Inc. (Oracle Racing), a sailboat racing syndicate. Lawrence J. Ellison, who beneficially owns the Company’s majority stockholder, is the primary source of funding for Oracle Racing. Under the terms of the agreement, the Company agreed to supply certain of its on-demand application services to Oracle Racing in exchange for logo placement on the sailboats. Based on the pricing for similar licenses to unaffiliated third parties, the Company calculated the fair market value of the services provided to Oracle Racing to be approximately $203,000, $291,000 and $251,000 for 2004, 2005 and 2006, respectively. The Company did not obtain an independent valuation of the logo placement rights received from Oracle Racing. Based on an estimate received from Oracle Racing, the Company determined the value of the logo placement on the sailboat to be approximately $250,000 to $350,000 per year for 2004, 2005 and 2006. The incremental cost to the Company of providing on-demand services and the incremental cost to Oracle Racing of providing logo placement rights on the sailboat was nominal. The on-demand application suite provided to Oracle Racing has been recorded for accounting purposes at historical cost in accordance with SEC Staff Accounting Bulletin No. 5-G, “Transfers of Non-Monetary Assets by Promoters and Shareholders,” and SFAS No. 153, “Exchanges of Non-Monetary Assets—an amendment of APB Opinion No. 29.”

In August 2006, the Company entered into a license agreement with SolarWinds.net, Inc., or SolarWinds. A member of the Company’s Board of Directors, Kevin Thompson, is the Chief Financial Officer and Treasurer of SolarWinds. Under the terms of the agreement, SolarWinds paid the Company $188,000 in 2006 for the use of its services.

In July 2004, the Company entered into a License Agreement with the Oakland Athletics (Athletics) with a term of 41 months. The agreement provided for an upfront payment to the Company of $50,000 by the Athletics for the use of its on-demand application services through November 2007. In December 2006, the Company entered into a three-year partnership agreement with the Athletics. Under the terms of the agreement, the Company will pay the Athletics $375,000 over the three-year term of the agreement for certain sponsorship benefits. This agreement also extended the Athletics’ right to use our service through December 2009 for no additional consideration from the Athletics. For the years ended December 31, 2004, 2005 and 2006, the Company also paid the Athletics $75,000, $75,000 and $110,000, respectively, for advertising and promotional events. William L. Beane III, the General Manager of the Athletics, became a member of the Company’s board of directors in January 2007.

Dashboards Provide Real-time Intelligence for Every User in the Company

With NetSuite, customizable dashboards provide users with real-time access to key performance metrics and information that can enable faster, better business decisions. Employees see the information most relevant to their job functions and can personalize the dashboard for their unique needs. This business intelligence gives employees a more complete view of customers and helps streamline business processes across the company.

PART II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution

The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fees.

SEC registration fee	$4,816
FINRA filing fee	16,186
NYSE listing fee	250,000
Printing and engraving expenses	250,000
Legal fees and expenses	1,650,000
Accounting fees and expenses	1,670,000
Custodian and transfer agent fees	12,000
Miscellaneous fees and expenses	16,998

Total	3,870,000

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the registrant’s amended and restated certificate of incorporation includes provisions that eliminate the personal liability of its directors and officers for monetary damages for a breach of their fiduciary duty as directors and officers.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the amended and restated bylaws of the registrant provide that:

•

The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances in which indemnification is not required by law.

•

The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

The registrant will not be obligated pursuant to the amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors. The rights conferred in the amended and restated bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also provides for certain additional procedural protections. The registrant also maintains insurance to insure directors and officers against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise to the extent, but only to the extent, that such liability arose from an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the registrant by such underwriter specifically for use in the prospectus.

Item 15.	Recent Sales of Unregistered Securities

1. From December 1, 2004 through November 30, 2007, we granted to our employees and consultants options to purchase an aggregate of 5,935,790 shares of our common stock under our 1999 Stock Plan at prices ranging from $1.00 to $13.50 per share for an aggregate purchase price of $32,117,439.50.

2. From December 1, 2004 through November 30, 2007, we sold and issued to our employees and consultants an aggregate of 15,652,588 shares of our common stock pursuant to option exercises under our 1999 Stock Plan at prices ranging from $0.20 to $12.40 per share for an aggregate purchase price of $11,696,333.60.

3. From March 31, 2005 through April 6, 2005, we issued and sold to eight accredited investors an aggregate of 7,281,549 shares of our Series H Preferred Stock at a purchase price of $2.06 per share for an aggregate purchase price of $15,000,000.

The issuance of the above securities were deemed to be exempt from registration under the Securities Act with respect to items 1 and 2 above in reliance on Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act and with respect to item 3 above in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and option agreements issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description

1.1**	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation of the Registrant in effect before the completion of this offering.

3.2**	Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective upon the completion of this offering.

3.3**	Bylaws of the Registrant in effect before the completion of this offering.

3.4**	Form of Amended and Restated Bylaws of the Registrant to be effective upon the completion of this offering.

4.1**	Form of Common Stock certificate of the Registrant.

4.2**	Amended and Restated Investor Rights Agreement by and among the Registrant and certain stockholders dated March 31, 2005, and amendments thereto.

4.3**	Amended and Restated Stockholders Agreement by and among the Registrant and certain stockholders dated March 31, 2005, and amendments thereto.

4.4**	Limited Liability Company Operating Agreement of NetSuite Restricted Holdings LLC.

4.5**	Board resolutions approving corporate opportunity waiver.

5.1**	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1+**	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2+**	1999 Stock Plan and forms of agreements thereunder.

10.3+**	2007 Equity Incentive Plan and forms of agreements thereunder.

10.4+**	2007 Executive Bonus Plan.

10.5	Intentionally omitted.

10.6+**	Offer Letter Agreement by and between the Registrant and Zachary Nelson effective July 1, 2007.

10.7+**	Offer Letter Agreement by and between the Registrant and Evan M. Goldberg effective July 1, 2007.

10.8+**	Offer Letter Agreement by and between the Registrant and James McGeever effective July 1, 2007.

10.9+**	Offer Letter Agreement by and between the Registrant and Timothy Dilley effective July 1, 2007.

10.10+**	Offer Letter Agreement by and between the Registrant and Dean Mansfield effective July 1, 2007.

10.11	Intentionally omitted.

10.12**	Office Lease Agreement by and between the Registrant and EOP-Peninsula Office Park, L.L.C. dated August 2, 2005.

10.13**	Amended and Restated Secured Promissory Note and Security Agreement by and between the Registrant and Tako Ventures, LLC dated March 1, 2006, as amended February 5, 2007.

10.14**	Distribution Agreement by and between the Registrant and NetSuite KK dated March 8, 2006.

10.15**	Strategic Reseller Program Development Fund Agreement by and among the Registrant, NetSuite KK and Transcosmos, Inc. dated March 8, 2006.

10.16**	Preferred Reseller Distribution Agreement by and between NetSuite KK and Transcosmos, Inc. dated March 8, 2006.

10.17**	Strategic Reseller Program Development Fund Agreement by and among the Registrant, NetSuite KK and Miroku Jyoho Service Co., Ltd. dated October 20, 2006.

Exhibit Number	Description

10.18**	Preferred Reseller Agreement by and between NetSuite KK and Miroku Jyoho Service Co., Ltd. dated October 20, 2006.

10.19**	Software License Agreement by and between the Registrant and Oracle USA, Inc. dated May 11, 2007.

10.20†**	Master Service Agreement by and between the Registrant and Level 3 Communications, LLC dated March 17, 2006.

10.21+**	Severance and Change of Control Agreement by and between the Registrant and Zachary Nelson effective July 1, 2007.

10.22+**	Severance and Change of Control Agreement by and between the Registrant and Evan M. Goldberg effective July 1, 2007.

10.23+**	Severance and Change of Control Agreement by and between the Registrant and James McGeever effective July 1, 2007.

10.24+**	Severance and Change of Control Agreement by and between the Registrant and Timothy Dilley effective July 1, 2007.

10.25+**	Severance and Change of Control Agreement by and between the Registrant and Dean Mansfield effective July 1, 2007.

10.26**	Ordering Document by and between the Registrant and Oracle USA, Inc. dated October 31, 2007.

10.27**	Master Services Agreement by and between the Registrant and SAVVIS Communications Corporation (formerly Exodus Communications, Inc. and Cable & Wireless USA, Inc.) dated May 14, 2001, Amendment No. 1 thereto dated May 15, 2007, Amendment No. 2 thereto dated December 4, 2007 and the Hosting Colocation terms thereto.

21.1**	Subsidiaries of the Registrant.

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

23.2**	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (contained in Exhibit 5.1).

24.1**	Power of Attorney (contained in the signature page to the initial filing of this registration statement).

+	Indicates management contract or compensatory plan or arrangement.
**	Previously filed.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

(b) Financial Statement Schedules

The following schedule is filed as part of this registration statement:

Schedule II – Valuation and Qualifying Accounts

All other schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financials statements or related notes.

SCHEDULE II

NETSUITE INC. VALUATION AND QUALIFYING ACCOUNTS

	Beginning Balance	Additions (Recoveries Charged to Operations)	Write- offs	Ending Balance
Accounts Receivable Allowance:
Year Ended December 31, 2004	$193,000	316,000	330,000	179,000
Year Ended December 31, 2005	$179,000	529,000	554,000	154,000
Year Ended December 31, 2006	$154,000	904,000	674,000	384,000

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 6 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California, on this 19th day of December, 2007.

NETSUITE INC.

By:	/S/ ZACHARY NELSON
Zachary Nelson
President and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment no. 6 to the registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/S/ ZACHARY NELSON Zachary Nelson	Director, President and Chief Executive Officer (Principal Executive Officer)	December 19, 2007

/S/ JAMES MCGEEVER James McGeever	Chief Financial Officer (Principal Financial and Accounting Officer)	December 19, 2007

* William L. Beane III	Director	December 19, 2007

* Deborah A. Farrington	Director	December 19, 2007

* Evan M. Goldberg	Director	December 19, 2007

* Keith D. Grinstein	Director	December 19, 2007

* Kevin Thompson	Director	December 19, 2007

*By:	/S/ DOUGLAS P. SOLOMON
Douglas P. Solomon Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1**	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation of the Registrant in effect before the completion of this offering.

3.2**	Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective upon the completion of this offering.

3.3**	Bylaws of the Registrant in effect before the completion of this offering.

3.4**	Form of Amended and Restated Bylaws of the Registrant to be effective upon the completion of this offering.

4.1**	Form of Common Stock certificate of the Registrant.

4.2**	Amended and Restated Investor Rights Agreement by and among the Registrant and certain stockholders dated March 31, 2005, and amendments thereto.

4.3**	Amended and Restated Stockholders Agreement by and among the Registrant and certain stockholders dated March 31, 2005, and amendments thereto.

4.4**	Limited Liability Company Operating Agreement of NetSuite Restricted Holdings LLC.

4.5**	Board resolutions approving corporate opportunity waiver.

5.1**	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1+**	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2+**	1999 Stock Plan and forms of agreements thereunder.

10.3+**	2007 Equity Incentive Plan and forms of agreements thereunder.

10.4+**	2007 Executive Bonus Plan.

10.5	Intentionally omitted.

10.6+**	Offer Letter Agreement by and between the Registrant and Zachary Nelson effective July 1, 2007.

10.7+**	Offer Letter Agreement by and between the Registrant and Evan M. Goldberg effective July 1, 2007.

10.8+**	Offer Letter Agreement by and between the Registrant and James McGeever effective July 1, 2007.

10.9+**	Offer Letter Agreement by and between the Registrant and Timothy Dilley effective July 1, 2007.

10.10+**	Offer Letter Agreement by and between the Registrant and Dean Mansfield effective July 1, 2007.

10.11	Intentionally omitted.

10.12**	Office Lease Agreement by and between the Registrant and EOP-Peninsula Office Park, L.L.C. dated August 2, 2005.

10.13**	Amended and Restated Secured Promissory Note and Security Agreement by and between the Registrant and Tako Ventures, LLC dated March 1, 2006, as amended February 5, 2007.

10.14**	Distribution Agreement by and between the Registrant and NetSuite KK dated March 8, 2006.

10.15**	Strategic Reseller Program Development Fund Agreement by and among the Registrant, NetSuite KK and Transcosmos, Inc. dated March 8, 2006.

10.16**	Preferred Reseller Distribution Agreement by and between NetSuite KK and Transcosmos, Inc. dated March 8, 2006.

10.17**	Strategic Reseller Program Development Fund Agreement by and among the Registrant, NetSuite KK and Miroku Jyoho Service Co., Ltd. dated October 20, 2006.

10.18**	Preferred Reseller Agreement by and between NetSuite KK and Miroku Jyoho Service Co., Ltd. dated October 20, 2006.

10.19**	Software License Agreement by and between the Registrant and Oracle USA, Inc. dated May 23, 2007.

Exhibit Number	Description

10.20†**	Master Service Agreement by and between the Registrant and Level 3 Communications, LLC dated March 17, 2006.

10.21+**	Severance and Change of Control Agreement by and between the Registrant and Zachary Nelson effective July 1, 2007.

10.22+**	Severance and Change of Control Agreement by and between the Registrant and Evan M. Goldberg effective July 1, 2007.

10.23+**	Severance and Change of Control Agreement by and between the Registrant and James McGeever effective July 1, 2007.

10.24+**	Severance and Change of Control Agreement by and between the Registrant and Timothy Dilley effective July 1, 2007.

10.25+**	Severance and Change of Control Agreement by and between the Registrant and Dean Mansfield effective July 1, 2007.

10.26**	Ordering Document by and between the Registrant and Oracle USA, Inc. dated October 31, 2007.

10.27**	Master Services Agreement by and between the Registrant and SAVVIS Communications Corporation (formerly Exodus Communications, Inc. and Cable & Wireless USA, Inc.) dated May 14, 2001, Amendment No. 1 thereto dated May 15, 2007, Amendment No. 2 thereto dated December 4, 2007 and the Hosting Colocation terms thereto.

21.1**	Subsidiaries of the Registrant.

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

23.2**	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (contained in Exhibit 5.1).

24.1**	Power of Attorney (contained in the signature page to the initial filing of this registration statement).

+	Indicates management contract or compensatory plan or arrangement.
**	Previously filed.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.